04046174

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kontron AG

*CURRENT ADDRESS Oskar-von-Miller Strasse 1
D-85386 Eching
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 19 2004
THOMSON
FINANCIAL

FILE NO. 82- 34840 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 11/17/04

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CORPORATE FINANCE

82-34840

12-31-03
AR/S

Appendix 4: Annual Report

12-31-03
AR/S

Annual Report 2003
Geschäftsbericht 2003



The first impression decides
Der erste Eindruck ist entscheidend

kontron
... always a Jump ahead!

➤ Kontron in figures

➤ Kontron in Zahlen

	2003 in Mio EUR	2002*) in Mio EUR
Revenue Umsatzerlöse	229,2	214,5
Gross margin Bruttoergebnis vom Umsatz	88,7	83,3
Operational cost Operative Kosten	78,6	82,1
EBITDA before extraordinary goodwill write-off and other intangibles related to acquisitions EBITDA vor Sonderabschreibung auf Firmenwerte und immaterielle Vermögensgegenstände aus Akquisitionen	17,0	9,5
EBIT before extraordinary goodwill write-off and other intangibles related to acquisitions EBIT vor Sonderabschreibung auf Firmenwerte und immaterielle Vermögensgegenstände aus Akquisitionen	10,2	1,6
Net income before extraordinary goodwill write-off and other intangibles related to acquisitions Periodenüberschuss vor Sonderabschreibung auf Firmenwerte und immaterielle Vermögensgegenstände aus Akquisitionen	5,1	0,7
Net income Periodenüberschuss	-28,6	0,7
Cash flow from operat. activities Operativer Cash Flow	15,8	22,4

	2003 in Mio EUR	2002*) in Mio EUR
Cash & short term investments Kassenbestand & kurzfristige Wertpapiere	64,5	47,2
- as of bank loans - davon Bankverbindlichkeiten	46,0	28,6
Inventory and trade receivables Vorräte und Forderungen L.u.L.	80,6	87,0
Total assets Bilanzsumme	280,8	303,7
Equity ratio Eigenkapitalquote	66,3%	72,9 %
Number of employees (31st of December) Mitarbeiter (31.12.)	1.687	1.487
- as of which engineers in R & D - davon Ingenieure in F & E	588	537
Order backlog Auftragsbestand	100	94

** incl. JUMPtec as of July 3, 2002*

** incl. JUMPtec zum 03. Juli 2002 konsolidiert*

➤ ***If we don't have it, it doesn't exist.***

*We always have the **solution**...*

... in brewery

... in der Brauereitechnik



... in security

... in der Sicherheitstechnik



... in telematic

... in der Telematik



... in medical care

... in der Medizintechnik



... in consulting, soft- and hardware service

... im Consulting, Soft- und Hardwareservice



➤ ***Bei uns gibt es nichts, was es nicht gibt!***

Wir haben die passende Lösung ...

... in automation

... in der Automatisierungstechnik



... in process control

... in der Prozeßsteuerung





... in traffic control

... in der Verkehrsleittechnik



... in sheet metal process

... in der Metallbearbeitung



Contents
Inhalt



➤ Introduction

Kontron in pole position

The signs are looking good: after a tough period lasting almost two years that was characterized by sustained negative financial and market conditions, the Kontron Group is ready to step up the pace once more. The mood is hardly one of euphoria, but we are decidedly optimistic. Growth in Kontron's development orders and orders on hand, especially during the fourth quarter, point to a distinctly positive trend, as do the general economic indicators and the perceptible increase in demand. Strong momentum is coming in particular from America, Russia, China and the Far East, while there are also unmistakable signs of economic revival in Western Europe and Germany.

Kontron AG is ideally placed to benefit from these positive developments. While the poor economic conditions and recessionary tendencies persisted in the technology sector, we substantially increased cost efficiency, put in place a lean but effective organizational structure and managed to improve the Group's overall profitability thanks to a sustained and systematic increase in value creation. Despite the downbeat mood prevailing on the financial markets and stock exchanges, we also succeeded in consolidating the Group's liquidity and financial strength. At the same time we stepped up our research and development activities anti-cyclically, thereby gaining a significant edge over our international competitors.

Our strategy of targeted investments at an early stage in the growth regions of the emerging markets, such as Russia, Eastern Europe and China, has also paid off. These markets are already making a large contribution to the positive growth in sales and in particular the healthy results within the Kontron Group of companies. These dynamics are set to gain momentum over the next few years.

Sound corporate policy and positive business development within the Kontron Group are clearly reflected in the key figures for 2003. With total sales of EUR 229 million, our operating result stood at EUR 10.2 million against EUR 1.6 million the previous year. This six-fold increase means that Kontron exceeded its forecast targets (around EUR 7 million) for 2003 by 45 percent. At the end of the year orders on hand reached record levels, passing the EUR 100 million mark. Subsequent to adjustment for US dollar currency effects, orders on hand and sales were in fact up to 20 percent higher. In 2003 the Kontron Group employed 1,687 highly qualified staff, including almost 600 engineers working in research, development and engineering, which is 200 employees more than the previous year. With cash holdings in excess of EUR 64.5 million, the Group's financial strength is sound than ever before.

Kontron's solid business development was also rewarded on the share markets. As a TecDAX company, Kontron's share value rose more than 85 percent in the last business year, while the high-tech index increased by 40 percent.

All in all, the signs are·encouraging and Kontron is ready to enter the race once more – and from the pole position - following the success of the recent "fitness program".



Hannes Niederhauser
Chairman of the Board

➤ Vorwort

Kontron in der Pole Position

Die Zeichen stehen auf „Grün": Nach einer fast zweijährigen Durststrecke, die durch ein nachhaltig negatives Markt- und Konjunkturumfeld geprägt war, ist die Kontron-Gruppe bereit zum Durchstarten. Wir sind zwar nicht euphorisch, aber optimistisch. Ebenso wie die allgemeinen Konjunktur-Indikatoren verweisen bei Kontron der Anstieg der Entwicklungsaufträge und die Steigerung des Auftragsbestandes - insbesondere im vierten Quartal - auf einen deutlich positiven Trend. Die Nachfrage zieht spürbar an. Starke Impulse gehen vor allem von Amerika, Russland, China und Fernost aus, aber auch in Westeuropa und Deutschland sind die Signale für eine Belebung des Geschäfts unverkennbar.

In dieser Aufbruchstimmung ist die Kontron AG hervorragend aufgestellt: Wir haben in den Zeiten der anhaltend schlechten Weltkonjunktur und rezessiver Tendenzen in der Technologiebranche die Kosteneffizienz signifikant erhöht, eine schlanke und dennoch schlagkräftige Organisationsstruktur etabliert und durch die konsequente und systematische Erhöhung der Wertschöpfung insgesamt die Ertragskraft der Gruppe steigern können. Darüber hinaus ist es uns - trotz eines negativen Finanzmarkt- und Börsenumfeldes - gelungen, die Liquidität und Finanzkraft der Gruppe zu stärken. Gleichzeitig haben wir antizyklisch die Forschungs- und Entwicklungsaktivitäten forciert und uns so einen erheblichen Vorsprung gegenüber den internationalen Wettbewerbern gesichert.

Auch unsere Strategie, frühzeitig und gezielt in die Wachstumsregionen der sogenannten Emerging Markets wie Russland, Osteuropa und China zu investieren, hat sich ausbezahlt. Diese Märkte leisten bereits heute im Kontron-Verbund einen starken Anteil an der positiven Umsatz- und vor allem auch guten Ergebnisentwicklung. Die Dynamik wird in den nächsten Jahren noch zunehmen.

Die solide Unternehmenspolitik und positive Geschäftsentwicklung der Kontron-Gruppe schlägt sich in den wichtigsten Kennzahlen des Geschäftsjahres 2003 deutlich nieder: Bei einem Gesamtumsatz von 229 Mio. Euro haben wir ein operatives Ergebnis von 10,2 Mio. Euro gegenüber 1,6 Mio. Euro im Vorjahr erzielt. Mit dieser Versechsfachung hat die Kontron AG die für 2003 prognostizierten Ziele (ca. 7 Mio. Euro) um 45 Prozent übertroffen. Der Auftragsbestand überstieg zum Jahresende erstmals die 100 Mio. Euro-Marke und lag damit auf Rekordniveau. Bereinigt um US-Dollar-Währungseffekte liegen der Auftragsbestand und der Umsatz sogar noch um bis zu 20 Prozent höher. 1.687 hochqualifizierte Mitarbeiter, davon fast 600 Ingenieure in der Forschung, Entwicklung und dem Engineering, waren 2003 weltweit für die Kontron-Gruppe tätig, 200 Mitarbeiter mehr als im Vorjahr. Mit einem Cash-Bestand von 64,5 Mio. Euro ist die Finanzkraft des Konzerns so gut wie noch nie.

Die solide Geschäftsentwicklung der Kontron AG wurde auch an den Aktienmärkten honoriert: Als TecDAX notiertes Unternehmen hat die Kontron Aktie im abgelaufenen Geschäftsjahr über 85 Prozent zugelegt, während der Technologie-Index um 40 Prozent anstieg.

Alles in allem: Die Zeichen stehen auf „Grün" und Kontron ist bereit zum Durchstarten - und dies aufgrund unseres erfolgreichen „Fitnessprogramms" von der Pole Position.

Hannes Niederhauser
Vorstandsvorsitzender



Das vierte Quartal 2003





Fourth quarter of 2003



➤ Fourth quarter of 2003
➤ Das vierte Quartal 2003



In the fourth quarter of 2003 Kontron AG recorded sales of EUR 65.6 million, up 20 percent on the same quarter of the previous year (EUR 54.4 million). Compared to the fourth quarter of 2002 (EUR 63.7 million), when adjusted for US dollar effects, sales were up 12 percent on the previous year.

Orders on hand reach record level

At December 31, 2003, orders on hand had reached a record level, passing the EUR 100 million mark for the first time, (against EUR 98 million in the third quarter of 2003 and EUR 94 million at the end of the fourth quarter of 2002). The increased strength of the euro against the US dollar played an even greater role here than in relation to sales. While the annual average conversion ratio in 2002 was still 0.94, it rose to 1.19 in the fourth quarter of the year under review (annual average 1.14). When adjusted for these currency-related effects, orders on hand at the end of the fourth quarter were up 15 percent on the previous year.

The future doesn't begin tomorrow. It begins with every decision you make today.

Increased profitability: operating result rises to EUR 3.8 million

Compared both to the previous months and to the same period the previous year, the Kontron Group saw a sharp rise in profitability in the fourth quarter. Operating costs stood at EUR 21.9 million against EUR 22.8 million during the same period in 2002. The operating result (EBIT) increased to EUR 3.8 million against

Die Kontron AG hat im vierten Quartal des Geschäftsjahres 2003 einen Umsatz von 65,6 Mio. Euro erzielt. Das entspricht einer Steigerung von 20 Prozent gegenüber dem Vorquartal (54,4 Mio. Euro). Im Vergleich zum vierten Quartal des Geschäftsjahres 2002 (63,7 Mio. Euro) ergibt sich, bereinigt um US-Dollar-Effekte ein Umsatz von 12 Prozent über dem Vorjahreswert.

Auftragsbestand auf Rekordniveau

Der Auftragsbestand lag zum 31.12.2003 erstmals über der 100 Mio. Euro-Marke und damit auf Rekordniveau (gegenüber 98 Mio. Euro im dritten Quartal 2003 und 94 Mio. Euro zum Ende des vierten Quartals 2002). Mehr noch als beim Umsatz wirkte sich hier die Erstarkung des Euro gegenüber dem US-Dollar aus. Lag der Umrechnungsfaktor im Jahresdurchschnitt 2002 noch bei 0,94, so stieg er im vierten Quartal des vergangenen Jahres auf 1,19 (1,14 im Jahresdurchschnitt). Bereinigt um diese Währungseffekte lag der Auftragsbestand zum Ende des vierten Quartals damit 15 Prozent über dem Vorjahreswert.

Steigende Ertragskraft: Operatives Ergebnis wächst auf 3,8 Mio. Euro

Die Kontron-Gruppe hat die Ertragskraft im vierten Quartal, sowohl im Vergleich zu den Vormonaten wie auch zum Vorjahreszeitraum, deutlich steigern können. Die operativen Kosten lagen bei 21,9 Mio. Euro gegenüber 22,8 Mio. Euro im Vorjahreszeitraum. Das operative Ergebnis (EBIT) konnte auf 3,8 Mio. Euro gegenüber 2,9 Mio. Euro im dritten Quartal und - 0,1 Mio. Euro im Vorjahreszeitraum gesteigert werden.

Starke Impulse in Amerika und den Emerging Markets

Besonders erfreulich haben sich im vierten Quartal Amerika und die Emerging Markets

EUR 2.9 million in the third quarter and EUR -0.1 million in the same period of the previous year.

Strong momentum in the United States and on the emerging markets

The situation in the United States and on the emerging markets developed very satisfactorily in the fourth quarter. US sales rose to 32 million US dollars in the fourth quarter, while the EBIT increased to 2.2 million US dollars, equivalent to an increase of 12 percent in sales and a doubling in profits over the third quarter. Growth rates for both sales and profits were also high on the emerging markets of Russia, China and the Far East.

Broadening the capital base to drive technology expansion

Kontron AG further expanded its capital base through successful placement of a convertible bond in November. With a volume of EUR 29.1 million, a four-year term, a conversion premium of 38 percent and a nominal annual rate of interest of 3 percent, Kontron benefited from the attractive market environment for convertible bonds, in particular securing lower rates of interest. The revenue is to be used to repay interest on higher interest-bearing liabilities and in particular to push ahead with technology expansion and further extend the company's investment in the emerging markets. In 2004 sales activities will be increased in the highly growing emerging market China. End of 2004 the market will be supported by 100 salesmen with sales offices in 12 Chinese cities. With a further engagement in engineering capacities we keep the technological leading position.

entwickelt. In den USA kletterte der Umsatz im vierten Quartal auf 32 Mio. US-Dollar, das EBIT auf 2,2 Mio. US-Dollar. Das entspricht einer Steigerung von 12 Prozent beim Umsatz und einer Verdoppelung beim Ergebnis gegenüber dem dritten Quartal. Auch in den Emerging Markets Russland, China und Fernost gab es hohe Zuwachsraten bei Umsatz und Ergebnis.

Die Zukunft beginnt nicht morgen. Sie beginnt mit jeder Entscheidung, die Sie heute treffen.

Ausbau der Kapitalbasis für Technologie-Expansion

Mit der erfolgreichen Platzierung einer Wandelanleihe im November hat die Kontron AG ihre Kapitalbasis weiter ausgebaut. Mit einem Volumen von 29,1 Mio. Euro, einer Laufzeit von vier Jahren, einer Wandelprämie von 38 Prozent und einer Verzinsung von nominal 3 Prozent jährlich hat Kontron vom attraktiven Marktumfeld für Wandelanleihen profitiert und sich insbesondere niedrige Zinsen gesichert.
Mit dem Erlös sollen zum einen höher verzinste Verbindlichkeiten abgelöst werden, vor allem aber die Technologie-Expansion forciert und das Engagement in den Emerging Markets weiter ausgebaut werden. So sollen in 2004 die Vertriebsaktivitäten im stark wachsenden Markt China deutlich ausgebaut werden. Zu Ende 2004 soll der Markt von über 100 Mitarbeitern mit Niederlassungen in 12 chinesischen Städten betreut werden. Mit einem weiteren Ausbau der Engineering Kapazitäten soll die technologische Führungsposition ausgebaut werden.

EBIT Trend 2003 in Mio EUR


4
3
2
1
0
-0,5
3,8
2,9
2,1*
1,4
-0,1
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03

** before exceptional write off of JUMPtec goodwill & other intangibles related to JUMPtec acquisitions in Q2*

** vor Sonderabschreibung JUMPtec Firmenwert u.a. immaterielle Vermögensgegenstände aus Akquisitionen in Q2*





Das Geschäftsjahr 2003 im Überblick

Overview of the 2003 business year



➤ Overview of the 2003 business year
➤ Das Geschäftsjahr 2003 im Überblick

Sales of EUR 229 million in spite of the weak dollar, orders on hand topping EUR 100 million

Kontron posted total sales of EUR 229 million in 2003 (previous year: EUR 215 million).

Revenue Trend (mio €)
Umsatzentwicklung (Mio €)



250
200
150
100
50
0
10
50
126
189
215*
229
1998
1999
2000
2001
2002
2003

Orders on hand rose to over EUR 100 million by December 31, 2003 (previous year: EUR 94 million), reaching record levels in spite of the significant loss in value of the US dollar against the euro (around 20 percent during the 2003 business year). Kontron bills 50 percent of its orders in US dollars. Adjusting for these currency effects (average annual factor 1.14 compared with 0.94 in 2002), Kontron's revenue increased by 16 percent over the previous year, while growth in its order books, adjusted for the effects of the dollar, leapt by 15 percent.

Currency effects incurring only slight impact on profits

Although the continuous loss in value of the US dollar against the euro significantly affected Kontron's sales growth, this effect was scarcely reflected in the company's profits. Kontron offset 90 percent of the currency-related

** incl. JUMPtec consolidated at July 3, 2002*
** inkl. JUMPtec zum 03. Juli 2002 konsolidiert*

Trotz schwachem Dollar: Umsatz bei 229 Mio. Euro, Auftragsbestand über 100 Mio. Euro

Die Kontron AG hat im Geschäftsjahr 2003 einen Gesamtumsatz von 229 Mio. Euro erzielt (Vorjahr: 215 Mio. Euro). Der Auftragsbestand kletterte zum 31.12. auf über 100 Mio. Euro (Vorjahr: 94 Mio. Euro) und erreichte damit trotz des erheblichen Wertverlustes des US-Dollars gegenüber dem Euro – ca. 20 Prozent während des Geschäftsjahres 2003 – Rekordniveau. Kontron fakturiert 50 Prozent seiner Aufträge in US-Dollar. Bereinigt um diese Währungseffekte (Faktor 1,14 im Jahresdurchschnitt gegenüber 0,94 in 2002) hat Kontron bei den Erlösen gegenüber dem Vorjahr um über 16 Prozent zugelegt, beim Auftragsbestand liegt das dollarbereinigte Wachstum bei 15 Prozent.

Währungseffekte mit geringer Auswirkung auf Ergebnis

So sehr der permanente Währungsverlust des US-Dollar gegenüber dem Euro das Umsatzwachstum der Kontron AG erheblich beeinflusst, so wenig schlägt sich dieser Effekt allerdings im Ergebnis durch. Kontron gleicht 90 Prozent der Währungsunsicherheiten durch sein weltweites Engagement (Standort-Hedging), u.a. auch im Einkauf aus, 10 Prozent werden weitgehend finanztechnisch reguliert, so dass sich im Geschäftsjahr 2003 in Summe beim Ergebnis die Währungseffekte nur noch mit 0,6 Prozent niederschlagen. Dennoch bleiben für die Kontron AG mit einem Auslandsumsatz von über 85 Prozent längerfristige internationale Währungsungleichgewichte bzw. -Schwankungen eine Wachstumsbremse.

Operatives Ergebnis steigt auf 10,2 Mio. Euro

Mit einem operativen Ergebnis (EBIT vor Sonderabschreibung im zweiten Quartal) von 10,2 Mio. Euro hat die Kontron AG das Ergebnis gegenüber dem Vorjahr (1,6 Mio. Euro) versechsfacht. Besonders erfreulich ist hierbei die positive uncertainties by its global engagements (location hedging), in purchasing among others, while 10 percent were largely regulated on a fiscal basis, so that overall the currency effects were reflected in the profits for 2003 to the tune of only 0.6 percent. However, with foreign sales of over 85 percent, Kontron's growth continues to be inhibited by longer-term international currency imbalances and fluctuations.

Operating profits move up to EUR 10.2 million

With operating profits (EBIT before special writedown in the second quarter) of EUR 10.2 million, Kontron has increased its profits six-fold over the previous year (EUR 1.6 million). Particularly impressive are the positive developments during the business year, reflected in an increase in value from EUR 1.4 million in the first quarter to EUR 2.1 million in the second quarter, EUR 2.9 million in the third quarter and EUR 3.8 million in the fourth quarter. This is a clear indication that the Kontron Group's profitability will continue to increase. Profits for the 2003 business year (also before special writedown) stood at EUR 5.3 million against EUR 0.7 million the previous year, in other words a seven-fold increase.

Goodwill writedown of JUMPtec in balance sheet terms

Kontron's net result for 2003 (minus EUR 28.4 million) was adversely affected by the one-off, cash-neutral goodwill writedown of EUR 34.7 million in the second quarter. Kontron used this to substantially adjust the goodwill in the books generated by the successful merger with JUMPtec for reasons related to the balance sheet. The merger of both companies was assessed under US GAAP as a purchase and JUMPtec was accordingly consolidated in Kontron's annual balance sheet on the relevant date of July 3, 2002. A fictive purchase price derived from the share price at that time was recorded as goodwill in the balance sheet.

Order backlog (mio €)
Währungseffekte im Auftragsbestand (Mio €)


100
95
90
85
80
75
70
94
98
94
98
100
87
93
92
96
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03
Order backlog with currency effects
Auftragsbestand mit Währungseinfluss
Order backlog without currency effects
Auftragsbestand ohne Währungseinfluss

Entwicklung im Verlauf des Geschäftsjahres. So stieg der Wert von 1,4 Mio. Euro im ersten Quartal, auf 2,1 Mio. Euro im zweiten Quartal, 2,9 Mio. Euro im dritten Quartal und 3,8 Mio. Euro im vierten Quartal. Ein deutliches Indiz für die kontinuierliche Steigerung der Ertragskraft der Kontron Gruppe. Der Periodenüberschuss lag im Geschäftsjahr 2003 (ebenfalls vor Sonderabschreibung) bei 5,3 Mio. Euro gegenüber 0,7 Mio. Euro im Vorjahr. Das entspricht einer Versiebenfachung.

Hohe finanzielle Ressourcen und umfangreiches Know How schaffen die Basis für die technologischen Innovationen von morgen.

Bilanztechnische Firmenwertabschreibung auf JUMPtec

Belastet wird das Netto-Ergebnis 2003 der Kontron AG (minus 28,4 Mio. Euro) durch die einmalige, nicht cash-wirksame Firmenwert-

Following the special writedowns in the second quarter of 2003, the successful merger of both companies was also concluded in fiscal terms.

Strong financial resources and comprehensive know-how are creating the foundation for tomorrow's innovations.



Financial and assets position: EUR 64.5 million cash in hand

Kontron AG's financial and assets position also progressed very satisfactorily in 2003. On December 31, 2003, liquid funds totaled EUR 64.5 million (previous year: EUR 47.2 million). The 235,000 shares acquired in the last business year under the share redemption program are not included in these figures. Together with various credit lines, the Kontron Group's liquidity

EBIT* Trend in Mio EUR



16
12
8
4
0
15,1
8,4
8,5
10,2
1,6
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003

** before exceptional write off of JUMPtec goodwill & other intangibles related to acquisitions*

** vor Sonderabschreibung JUMPtec Firmenwert u.a. immaterielle Vermögensgegenstände aus Akquisitionen*

abschreibung in Höhe von 34,7 Mio. Euro im zweiten Quartal. Damit hat Kontron im wesentlichen nach der erfolgreichen Verschmelzung mit JUMPtec den durch die Fusion aus bilanztechnischen Gründen entstandenen buchhalterischen Goodwill bereinigt. Zum Hintergrund: Die Fusion der beiden Unternehmen wurde nach US GAAP als Kauf bewertet und JUMPtec demzufolge mit Stichtag zum 3. Juli 2002 in der Kontron-Bilanz konsolidiert. In diesem Zusammenhang wurde in der Bilanz ein vom damaligen Aktienkurs abgeleiteter fiktiver Kaufpreis als Firmenwert ausgewiesen. Mit den im zweiten Quartal 2003 erfolgten Sonderabschreibungen hat die erfolgreiche Verschmelzung der beiden Unternehmen damit auch finanztechnisch ihren Abschluss gefunden.

Finanz- und Vermögenslage: 64,5 Mio. Euro Kassenbestand

Die Finanz- und Vermögenslage der Kontron AG hat sich auch im Geschäftsjahr 2003 sehr gut entwickelt. Zum 31.12.2003 betrug der Bestand an liquiden Mitteln 64,5 Mio. Euro (Vorjahr: 47,2 Mio. Euro). Nicht eingerechnet sind die 235.000

thus totals EUR 90 million. The positive operative cash flow stood at EUR 15,8 million. In a balance sheet total of EUR 281 million (previous year: EUR 304 million), the equity ratio was 67.5 percent (previous year: 72.9 percent).

Optimization of working capital

The amount of working capital can also be used as an indicator of how efficiently and economically funds are being invested. The working capital required to finance a business is obtained by adding together inventories and customer receivables, and then deducting accounts payable to suppliers. The smaller this value in relation to sales, the more efficiently funds are invested. In this respect Kontron achieved significant optimization over recent years. While working capital totaled 41 percent of revenue at the end of 2001, the figure was 32 percent at the end of 2002 and only 27 percent at the end of the last business year (see graph).

Aktien, die Kontron im Rahmen des Aktien-Rückkaufprogrammes im abgelaufenen Geschäftsjahr erworben hat. Zusammen mit verschiedenen Kreditlinien beträgt die Liquidität der Kontron-Gruppe damit 90 Mio. Euro. Der positive operative Casflow lag bei 15,8 Mio. Euro. Bei einer Bilanzsumme von 281 Mio. Euro (Vorjahr: 304 Mio. Euro) betrug die Eigenkapitalquote 67,5 Prozent (Vorjahr: 72,9 Prozent).

Optimierung des „Working Capitals"

Als Indikator für den effizienten und ökonomischen Einsatz des Geldes kann auch die Größe des ‚Working Capital' herangezogen werden. Rechnet man Lagervorräte und Kundenforderungen zusammen und zieht davon die Lieferantenverbindlichkeiten ab, so erhält man als Messgröße das „Working" Kapital, das notwendig ist, um das Geschäft zu finanzieren. Umso geringer dieser Wert im Verhältnis zum Umsatz, desto effizienter wird das Geld eingesetzt. Hier hat Kontron im Verlaufe der vergangenen Jahre eine erhebliche Optimierung erreicht. Lag das Working Capital Ende 2001 noch bei 41 Prozent der Erlöse, so waren es Ende 2002 noch 32 Prozent und Ende des abgelaufenen Geschäftsjahres nur noch 27 Prozent (siehe Grafik).


70
60
50
40
30
20
10
0
46,0
47,0
43,0
64,5
40 %
32 %
29 %
27 %
6/2002
12/2002
6/2003
12/2003
6/2002
12/2002
6/2003
12/2003
Cash
Needed Working capital
in percent of revenues

Liquidity (mio €)
Liquidität (Mio €)

Kontron reaching new horizons - The Outlook







➤ Kontron reaching new horizons - Overview
➤ Kontron im Aufbruch - Ausblick



In 2002 and even more so in 2003, Kontron AG laid the groundwork for further profitable growth ahead of a potential upturn in the global economy. The Group has an efficient organizational structure, the liquidity situation is healthy and its financial strength and profitability are good. The company also commands a strong international team of employees, particularly in research, development and engineering, as well as ranking as a technology leader within the branch. It has made its mark by consistently working to increase added value and by focusing at an early stage on the flourishing geographical markets of the future.

Die Kontron AG hat in den Geschäftsjahren 2002 und besonders 2003 die Grundlagen geschaffen, um bei einer Wiederbelebung der Weltkonjunktur gut gerüstet für ein weiteres, profitables Wachstum zu sein. Die Gruppe verfügt über eine effiziente Organisationsstruktur, eine gesunde Liquiditätssituation, eine gute Kapital- und Ertragskraft, ein schlagkräftiges internationales Mitarbeiterteam, besonders im Bereich Forschung, Entwicklung und Engineering sowie über die Technologieführerschaft in der Branche. Mit der konsequenten Ausrichtung auf eine Erhöhung der Wertschöpfung und dem frühzeitigen Fokus auf prosperierende geografische Märkte der Zukunft wurden die wichtigen Weichen gestellt.

Number of design wins
Anzahl der Design Wins



Total Number of Projects
Gesamtanzahl der Projekte
30
25
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15
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5
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6
8
6
9
8
15
18
19
15
16
13
23
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Indicators and momentum for a renewed surge in growth

There are clear indications that in 2004 the Kontron Group will experience another strong surge in growth:

- In spite of the plunge in the value of the dollar, orders on hand rose to a record high of over EUR 100 million at the end of the fourth quarter of 2003.
- There was also a very positive movement in design wins during 2003. As a rule, these are reflected in concrete sales the following year. Since the middle of 2003, Kontron has seen a substantial increase in both the number and volume of design wins.
- In the fourth quarter these averaged 15 to 16 a month against a monthly average of 6 to 8 in the first half of the year. Kontron rates a customer project as a design win if sales of more than EUR 1 million are expected.
- In addition to the varied application areas of medicine, automation, measurement technology, logistics, telecommunications and manufacturing technology, there have been significant developments in the growth fields of security technology and military technology, mobile applications and gaming (the entertainment industry), which continue to show impressive potential.

Indikatoren und Impulse für einen erneuten Wachstumsschub

Für das Geschäftsjahr 2004 deuten viele Indikatoren darauf hin, dass die Kontron-Gruppe einen erneuten, kräftigen Wachstumsschub schaffen wird:

- Der Auftragsbestand wuchs – trotz erheblichen Dollarverfalls – auf Rekordhöhe von über 100 Mio. Euro zum Ende des vierten Quartals 2003.

Den Horizont sieht jeder. Wir wollen sehen, was dahinter steckt.

- Sehr positiv haben sich 2003 auch die Entwicklungsaufträge („Design Wins") entwickelt, die sich in der Regel im Folgejahr in konkreten Umsätzen niederschlagen. Bei diesen Design Wins verzeichnet Kontron seit Mitte 2003 sowohl in der Anzahl wie auch dem Volumen einen signifikanten Anstieg.
- Im vierten Quartal lag die Anzahl dieser Entwicklungsaufträge bei durchschnittlich 15 bis 16 im Monat gegenüber 6 bis 8 im Monatsdurchschnitt in der ersten Jahreshälfte. Kontron bewertet ein Kundenprojekt dann als Design Win, wenn Umsätze von mehr als 1 Mio. Euro erwartet werden.


VDG

In 2003 for example, the gaming sector produced both the largest new order and the largest customer. In 2003, security technology accounted for sales of EUR 12 million against EUR 8 million the previous year.

➤ Even the telecommunications industry, the poor relation over the past two years, is now making perceptible progress once again, as investors are become more willing to invest.

➤ Neben den vielfältigen Anwendungsgebieten wie z.B. Medizin, Automatisierung, Messtechnik, Logistik, Telekommunikation und Fertigungstechnik, haben sich die Militär- und Sicherheitstechnik, mobile Anwendungen und Gaming (Vergnügungsindustrie) als sehr stark wachsende Bereiche mit weiterhin großem Potenzial entwickelt.



As a result Kontron Canada, which specializes in the telecom segment, saw sales increase from CAD 9 million in the first quarter of 2003 to CAD 13.5 million in the fourth quarter.

Everyone can see the **horizon.**
We *want to see what lies hidden* **beyond.**

➤ In the United States, Kontron benefited from the economic upturn in 2003 with sales of 32 million dollars in the fourth quarter. Therefore Kontron did grow contінously 5 quarters in a row. In 2004, election year in the US, the economic upturn will gain added momentum. One in every two of Kontron's design wins currently comes from the United States.

➤ The emerging markets, above all Russia, China, the Far East and Eastern Europe,

So kam z.B. 2003 sowohl der größte Neuauftrag wie auch der größte Kunde aus dem Bereich Gaming. Die Sicherheitstechnik repräsentierte 2003 bereits einen Umsatz von 12 Mio. Euro gegenüber 8 Mio. Euro im Vorjahr.

➤ Selbst die Telekommunikationsbranche, das Sorgenkind in den vergangenen zwei Jahren, zieht wieder spürbar an, die Investitionszurückhaltung nimmt deutlich ab. So konnte Kontron Kanada (spezialisiert auf das Telekomsegment) den Umsatz von 9 Mio. CAD im ersten Quartal 2003 auf 13,5 Mio. CAD im vierten Quartal steigern.

➤ In den USA hat Kontron bereits 2003 von der Konjunkturbelebung mit einem Umsatz von 32 Mio. Dollar im vierten Quartal profitiert und ist damit im fünften Quartal in Folge gewachsen. Im US-Wahlkampfjahr 2004 wird der Aufschwung noch erheblich an Dynamik gewinnen. So verbucht Kontron bereits heute jeden zweiten Entwicklungsauftrag aus den Vereinigten Staaten.

continue to promise very high growth potential. In 2003 Kontron almost doubled its sales on these markets to USD 35 million compared with the previous year. In 2004, sales are expected to increase to USD 50 million.

- In Europe and Germany too, the investment climate is brightening in a number of sectors and orders are gradually rising again.

The improvement in the global economy, together with the positive indicators and Kontron's innovation and marketing skills point to positive business developments in 2004. As a result, Kontron is predicting sustained sales growth and a further, clear increase in profitability.

- Die sogenannten Emerging Markets, also vor allem Russland, China, Fernost und Osteuropa versprechen weiterhin sehr hohes Wachstumspotenzial. 2003 konnte Kontron hier den Umsatz auf 35 Mio. USD gegenüber dem Vorjahr fast verdoppeln. 2004 soll eine Steigerung auf 50 Mio. USD erfolgen.

- Auch in Europa und Deutschland lässt die Investitionszurückhaltung diverser Branchen nach. Die Aufträge nehmen sukzessive wieder zu.

Die verbesserten weltkonjunkturellen Rahmenbedingungen in Verbindung mit der Innovations- und Vertriebskraft der Kontron-Gruppe sowie den positiven Indikatoren lassen für 2004 eine gute Geschäftsentwicklung erwarten. Kontron rechnet deswegen mit einem nachhaltigen Umsatzwachstum und einer weiteren, deutlichen Steigerung der Ertragskraft.


175
150
125
100
75
50
25
0
19
+85%
35
102
+14%
116
142
-1,4 %
140
2002
2003
2002
2003
2002
2003
Emerging Markets (in mio. USD)
USA (in mio. USD)
Europe (in mio. EUR)

Revenue by territory
Umsatzanteil nach Regionen





➤ Global Success
➤ Weltweit erfolgreich

The Kontron Group develops and manufactures embedded computer systems at locations in Southern Germany (Europe), Montreal, Minneapolis and San Diego (North America), and Taipei (Asia). Embedded computers (EC) are "electronic brains" based on hardware and software, which are used to equip a broad range of installations and devices with intelligence.

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Süddeutschland (Europa), Montreal, Minneapolis und San Diego (Amerika) sowieTaipei(Asien)EmbeddedComputersysteme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten.

Kontron as pioneer

First established in 1962, world market leader Kontron now employs 1,687 staff, of which over one third are active in the research, development and engineering divisions. The merger with JUMPtec Industrielle Computertechnik AG in the summer of 2002 has positioned the new Kontron AG as the world's largest supplier of embedded computer technology (ECT). As the first company to cover the entire product and value added chain in this sector, Kontron is holding an absolute top position in the ECT industry and is playing a pioneering role. Kontron is the only manufacturer capable of supplying all ECT products, such as components and boards, systems and solutions, including standard and application software. As a global manufacturer, Kontron is present on the three main markets of North America, Europe and the Far East, and, increasingly, on the emerging markets in China, Russia, Eastern Europe and the Pacific region. Kontron sales outlets in more than 20 countries support the global distribution of the company's products.



Kontron in der Vorreiterrolle

Bereits 1962 gegründet, beschäftigt das Unternehmen heute als Weltmarktführer 1.687 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Durch die Fusion mit der JUMPtec Industrielle Computertechnik AG im Sommer 2002 ist der größte Anbieter in der Branche entstanden, der darüber hinaus erstmals die gesamte Produkt- und Wertschöpfungskette in diesem Bereich abdeckt. Damit nimmt Kontron im Markt für Embedded Computer Technologie (ECT) eine absolute Spitzenposition und Vorreiterrolle ein. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inklusive Standard- und Applikations-Software anbieten. Als globaler Produzent ist Kontron in den drei Hauptmärkten Nordamerika, Europa und Fernost sowie zunehmend in den Emerging Markets China, Russland, Osteuropa und dem pazifischen Raum präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

One of the fastest-growing technology companies in Germany

Kontron AG is one of the fastest-growing technology companies in Germany. The company holds the number 5 slot in the "Technology Fast 50 Ranking List" organized by the international financial and tax consulting firm Deloitte & Touche in October 2003. The leading German business magazine CAPITAL has taken on the media partnership for the ranking list. During the previous five business years (1998 to 2002) Kontron recorded cumulative sales growth of 2,050 percent.

Eines der am schnellsten wachsenden Technologie-Unternehmen Deutschlands

Die Kontron AG gehört zu den am schnellsten wachsenden Technologie-Unternehmen Deutschlands. Im sog. „Technology Fast 50-Ranking", das im Oktober 2003 von der internationalen Wirtschafts- und Steuerberatungsgesellschaft Deloitte & Touche organisiert wurde und bei dem das Wirtschaftsmagazin CAPITAL die Medienpartnerschaft übernommen hatte, wird das Unternehmen auf Platz fünf gelistet. Kontron hatte über die letzten fünf Geschäftsjahre (1998 bis 2002) ein kumulatives Umsatzwachstum in Höhe von 2.050 Prozent erreicht


KONTRON AG Eching
Germany
KONTRON Embedded
Germany
KONTRON Modular
Germany
KONTRON Modules
Germany
KONTRON Canada
Canada
KONTRON Americas
USA
KONTRON Mobile
USA
EMERGING
MARKETS
KONTRON UK
KONTRON Transport
Belgium
KONTRON
Industrial Control
Ulm/Czech
KONTRON CSS
Kaufbeuren
KONTRON Technology
Denmark
KONTRON Embedded
Taiwan
KONTRON China
Beijing
KONTRON Russia
Moscow
KONTRON
Eastern Europe
Warsaw

Efficient and flexible structures

Thanks to its organizational structure, the Kontron Group is as strong on efficiency as it is on flexibility:
Between the central sales, purchasing and production functions and the logistics centers, the individual locations act as specialized product centers, in other words, as small and highly flexible units. In spite of its growing size and increasing globalization, Kontron is not responding to the challenges of the market as an unwieldy giant, but as a highly flexible and therefore very efficient and lean group of companies.

Die Organisation: schlagkräftig und flexibel

Mit ihrer Organisationsstruktur ist die Kontron-Gruppe ebenso schlagkräftig wie flexibel:
Zwischen den zentralen Funktionen des Vertriebs, des Einkaufs, der Produktion und den Logistik-Centern arbeiten die einzelnen Standorte als spezialisierte Produkt-Center in kleinen und damit sehr flexiblen Einheiten. Insgesamt stellt sich Kontron damit trotz wachsender Größe und zunehmender Globalisierung nicht als unbeweglicher Koloss, sondern als höchst bewegliche und damit hoch effiziente und schlanke Unternehmensgruppe den Herausforderungen des Marktes.



Broad diversification and a growing customer base

A crucial factor driving the success of the Kontron Group is its successful diversification strategy. In 2000, for example, almost half of its sales were still generated by the telecommunications industry, while in 2003 the following areas were among the most important sales performers: military and security technology, gaming (entertainment industry), mobile applications, medical, energy and logistics. The Group has also successfully reduced its dependency on individual customers: none of the Group's base of more than 4,000 customers from a wide variety of sectors contributes more than 3 percent to total Group sales.

Stronger customer loyalization, higher value creation

By diversifying its product range and developing new application technologies, Kontron has established itself as a technology and solution supplier with strong engineering capabilities.

You can't realize visions by thinking about them, only by following them.

As a single source provider for integrated systems, the Kontron Group stands head and shoulders above traditional component suppliers. In addition, the high proportion of engineering services (approximately 40 percent hardware and 60 percent software) not only enhances customer loyalization, but also boosts value creation.

Broad-based experience: The Management team

A company is only as good as its employees. What holds true for engineers and sales and marketing experts, as well as for administrators and manufactures, applies equally to senior

Breite Diversifizierung und wachsende Kundenbasis

Ein wesentlicher Erfolgsfaktor der Kontron-Gruppe liegt in der erfolgreichen Diversifizierungsstrategie. Wurde z.B. im Geschäftsjahr 2000 noch fast die Hälfte des Umsatzes in der Telekommunikations-Industrie erzielt, so zählten 2003 die Militär- und Sicherheitstechnik, Gaming (Vergnügungsindustrie), mobile Anwendungen, aber auch Medizin, Energiewirtschaft und Logistik zu den wichtigsten Umsatzträgern. Auch die Abhängigkeit von Einzelkunden ist erfolgreich reduziert worden: Bei einer Basis von mehr als 4.000 Kunden aus unterschiedlichsten Branchen trägt keiner mehr als 3 Prozent zum Gesamtumsatz der Gruppe bei.

Steigende Kundenbindung, höhere Wertschöpfung

Mit der Diversifizierung der Produktpalette und der Erschließung neuer Anwendungstechnologien hat sich Kontron als Technologie- und Lösungsanbieter mit einem hohen Engineering-Anteil profiliert. Durch die gesamte Systemleistung aus einer Hand hebt sich das Unternehmen damit von den traditionellen Komponenten-Lieferanten deutlich ab. Mit dem hohen Engineering-Anteil (ca. 40 Prozent Hard- und 60 Prozent Software) steigt die Kundenbindung, aber ebenso auch die Wertschöpfung.

Erfahrung auf breiter Basis: Das Management

Ein Unternehmen ist nur so gut wie seine Mitarbeiter. Was für Ingenieure, Vertriebs- und Marketing-Experten ebenso wie die Verwaltung und die Produktion gilt, trifft erst recht auf die Führungsmannschaft mit entsprechender Vorbildfunktion zu. Die Kontron AG wird von den Pionieren der Embedded Computer-Technologie (ECT) geleitet. Nicht zuletzt aufgrund des großen Erfahrungsschatzes und Know hows des Managements, sowohl in technischer wie auch wirtschaftlicher Hinsicht, kann Kontron eine managers, who set the example to the rest of the company. Kontron AG is managed by pioneers in the ECT field, and the company owes its groundbreaking role on the embedded computer market not least to its managers' broad range of experience and know-how, both in technical and financial respects.

Hannes Niederhauser is Chairman of the Board of Kontron AG and Hans Mühlbauer is Vice Chairman. Both engineers have worked successfully in this field for 15 years, in other words since ECT first became an industrial sector in its own right.

Hannes Niederhauser (41) founded Kontron embedded computers AG, which was created in 1998-99 from the merger between the following four companies: Teknor Inc., Boards AG, Teknor GmbH and Kontron Elektronik GmbH. Within a short period of time he led the new company to its leading international position in the ECT field.

Hans Mühlbauer (44) was one of the managers who founded JUMPtec Industrielle Computertechnik AG. Until the merger with Kontron in 2002 he led the company successfully and established it as a listed company. Within ten years he made JUMPtec the international leading supplier of EC modules.

Hannes Niederhauser und Hans Mühlbauer are assisted on the Board of Management by Thomas Sparrvik (39), who manages Kontron's activities in America and holds both technical and business qualifications (MBA). Thomas Sparrvik has been active in the ECT sector for almost ten years.

Ulrich Gehrmann (43) (MBA) has also been engaged in the ECT field since the end of the 1980s and held a long tenure as Managing Director of PEP Modular Computers GmbH, headquartered in Kaufbeuren, Germany. The firm is one of the largest and long established German embedded computer technology companies. In the meantime, PEP Modular Computers GmbH has been wholly owned by Kontron since 2002.

Vorreiterrolle im Embedded Computer-Markt einnehmen.

Geleitet wird die Kontron AG von Hannes Niederhauser als Vorsitzenden und Hans Mühlbauer als Stellvertreter. Die beiden Ingenieure sind seit nunmehr 15 Jahren, also seit „der Geburtsstunde" der EC-Technologie als industrielle Branche, in diesem Geschäft erfolgreich tätig.



Management Board **(from left to right):**
Vorstand **(von links nach rechts):**
Hans Mühlbauer, Thomas Sparrvik,
Hannes Niederhauser, Ulrich Gehrmann

Hannes Niederhauser (41) gründete die Kontron embedded computers AG, die 1998/99 aus dem Zusammenschluss der vier Firmen Teknor Inc., Boards AG, Teknor GmbH und Kontron Elektronik GmbH entstand, und führte das neue Unternehmen in kurzer Zeit in die internationale Spitzenposition der Embedded Computer-Technologie.

Hans Mühlbauer (44) war Mitbegründer der JUMPtec Industrielle Computertechnik AG. Bis zur Fusion mit der Kontron in 2002 leitete er das Unternehmen, führte es erfolgreich an die Börse und konnte die JUMPtec in zehn Jahren zum international führenden Anbieter von Embedded Computer Modulen ausbauen.

Unterstützt werden Hannes Niederhauser und Hans Mühlbauer im Vorstand von Thomas

Expertise on the Supervisory Board

Technical know-how and business expertise are also the hallmarks of Kontron AG's Supervisory Board. The Chairman of the Supervisory Board, Helmut Krings (63), a qualified engineer, has been strongly involved in the computer industry for 25 years. Mr. Krings also held a long tenure at DEC and an executive position at Sun Microsystems GmbH Deutschland, which was generating an annual sales volume of up to one billion euros.

Canadian Pierre McMaster (44), who is also a pioneer in ECT, successfully introduced Teknor into the Kontron Group among other achievements. Pierre McMaster is also a founder of the PICMG consortium, which defines and establishes embedded computer standards. With more than 400 member companies, PICMG has links to virtually all embedded computer suppliers.



Supervisory Board **(from left to right):**
Aufsichtsrat **(von links nach rechts):**
Dr. Jens Neiser, Helmut Krings, Pierre McMaster

Dr. Jens Neiser (50), Vice Chairman of Kontron's Supervisory Board, has also been active in the computer industry over many years, and served in his function as management consultant at Boston Consulting Group, a renowned company.

Our employees: a highly qualified international team

Kontron employed 1,687 members of staff at the end of 2003, 200 more than in the previous

Sparrvik (39), der die Kontron-Aktivitäten in Amerika leitet und über eine technische wie auch wirtschaftliche Ausbildung (MBA) verfügt. Thomas Sparrvik ist seit fast zehn Jahren in der Branche tätig.

Ulrich Gehrmann (43) (MBA) ist ebenfalls seit Ende der 80er Jahre in der Branche tätig und leitete lange Zeit als Geschäftsführer die PEP Modular Computers GmbH mit Sitz in Kaufbeuren, eines der traditionsreichsten und größten deutschen Unternehmen der Embedded Computer-Technologie, die Kontron 2002 zu 100 Prozent übernahm.

Expertise im Aufsichtsrat

Technisches Know how und wirtschaftliche Expertise charakterisieren auch den Aufsichtsrat der Kontron AG. Der Vorsitzende Dipl.-Ing. Helmut Krings (63) ist seit 25 Jahren intimer Kenner der Computer-Branche. Herr Krings war langjährig im Management der DEC und in der Geschäftsleitung der Sun Microsystems GmbH Deutschland mit einem Umsatzvolumen von bis zu einer Milliarde EUR tätig.

Der Kanadier Pierre McMaster (44), ebenfalls einer der Pioniere der Embedded Computer-Technologie, führte u.a. die Teknor erfolgreich in die Kontron-Gruppe ein. Pierre McMaster ist u.a. Gründer des PICMG Konsortiums, welches sich mit der Standardisierung von Embedded Computer Standards beschäftigt. PICMG umfasst mit über 400 Mitgliedsfirmen nahezu alle Embedded Computer Anbieter.

Dr. Jens Neiser (50), als stellvertretender Vorsitzender des Kontron-Aufsichtsrates ist ebenfalls der Computer-Branche seit langem verbunden und war als Unternehmensberater bei der Boston Consulting Group, einem renommierten Unternehmen, tätig.

Die Mitarbeiter: ein international hochqualifiziertes Team

1.687 Mitarbeiter waren Ende 2003 bei Kontron beschäftigt, 200 mehr als im Vorjahr (1.487).



year (1,487). With almost 600 engineers (twice as many as in 2001) – more than one third of the total number of employees – the company is the undisputed leader and a pioneer on the ECT market. These substantial engineering resources form the backbone of Kontron and represent a decisive competitive factor.

However, the best research, development and engineering resources will not achieve the desired results without highly-qualified and motivated teams of employees in manufacturing, marketing and distribution who ensure that technological developments actually reach both markets and customers. For example, employees in sales outlets in over 20 countries globally support the sale of products. This is why Kontron perceives its staff in every area of the Group as the most important factors in securing corporate success.

Mit fast 600 Ingenieuren (eine Verdoppelung gegenüber 2001) – das entspricht einem Anteil von mehr als einem Drittel der Gesamtmitarbeiterzahl – nimmt das Unternehmen im ECT-Markt eine absolute Spitzenposition und Vorreiterrolle ein. Diese starken Engineering-Ressourcen bilden das Rückgrad Kontrons und sind damit ein entscheidender Wettbewerbsfaktor.

Visionen** findet man nicht durch Nachdenken. Sondern nur, indem man ihnen **folgt.

Die besten Forschungs-, Entwicklungs- und Engineering-Ressoucen nützen allerdings nichts, wenn nicht gleichzeitig fachlich hochqualifizierte und motivierte Mitarbeiter-Teams in der Produktion, im Marketing und Vertrieb sowie der Administration dafür sorgen, dass die technologischen Entwicklungen auch buchstäblich im Markt und bei den Kunden „ankommen". So unterstützen z.B. Mitarbeiter von Vertriebsniederlassungen in über 20 Ländern den globalen Verkauf der Produkte. Für Kontron zählen deswegen die Mitarbeiter aller Bereiche zu den wichtigsten Faktoren des Unternehmenserfolgs.


1800
1500
1200
900
600
300
0
43
263
513
925
1.487
1.687
1998
1999
2000
2001
2002
2003

Number of employees (as of 588 in R&D today)

Anzahl der Mitarbeiter (davon 588 in F&E)


Minneapolis
Montreal
Kaufbeuren
San Diego
Eching - Headquarter
Headquarters
Devision
Sales offices
Emerging Markets
Europe
North America



Moscow
Beijing
Taipei
Deggendorf



Embedded Computer sind überall

Embedded computers are everywhere







➤ Embedded computers are everywhere
➤ Embedded Computer sind überall

Embedded computers (ECs) are autonomous, intelligent electronic brains used to control industrial installations and equipment. Since its inception almost 15 years ago the ECT market has shown some of the strongest market growth worldwide. Embedded computer systems not only make daily life easier in many different application areas, they are also used universally in specialized industrial solutions. Their scope of application is very broad and ranges from automobiles, automation and robotics, data and telecommunications, through to measurement technology, security and military technologies and all the way to lottery and consumer applications.



At the outset we often hear people say, 'It can't be done'. But that is precisely what we aim to do.

High growth potential thanks to universal applications

Embedded computer technology is one of the most important future markets of all, with more and more machines and technical installations



Embedded Computer (EC) sind selbständig handelnde intelligente Elektronikgehirne zur Steuerung von Anlagen und Geräten. Der Markt für diese Technologie ist seit seinem Entstehen vor fast 15 Jahren einer der wachstumsstärksten der Welt. Embedded Computer-Systeme erleichtern in vielfältigen Einsatzgebieten nicht nur das Alltagsleben, sondern sind vor allem als industrielle Speziallösungen universell einsetzbar. Der Anwendungsbereich ist weit gestreut und reicht von Fahrzeugen, Automatisierung und Robotik, Daten- und Telekommunikation, Messtechnik, Sicherheits- und Militärtechnik bis hin zu Lotterie- und Konsumentenanwendungen.

Hohe Wachstumspotenziale durch universelle Einsatzbereiche

Die Embedded Computer-Technologie ist einer der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektronischen Gehirnen" ausgestattet. Die Systeme steuern being equipped with these „electronic brains". Embedded computers control vehicle navigation systems, elevators, multimedia telephones, dialysis and X-ray machines and cash dispensers. Complex ECT systems network fleets of US military jeeps, direct the flow of data in mobile communications networks, provide security and speed on the Internet and have entered into the latest rail vehicle technologies to calculate the angle of incline and the rate of acceleration. In the process, the systems are becoming increasingly complex and differentiated, leading to a growing demand for more and more intelligent solutions in end applications.



Outsourcing trends generating impulses

Rising outsourcing trends are also generating strong growth impulses, particularly with regard to industrial heavyweights. In the meantime, such corporations are increasingly assigning ECT solutions developed in-house to date to experts such as Kontron. This is why Kontron is according top priority to developing new standards with the most universal scope as possible, within the shortest period of time.


Kontron: 8.3 %
Advantech: 8.1 %
Radisys: 5.9 %
Force: 4.2 %
SBS: 3.4 %
Others: 74.0 %

World market share ECT
Weltmarktanteil ECT

Navigationssysteme im Auto, Aufzüge, Multimedia-Telefone, Dialyse- und Röntgengeräte sowie Bankautomaten. Komplexe ECT-Systeme vernetzen Jeep-Flotten, lenken den Datenstrom in Mobilfunknetzen, sorgen für Sicherheit und Schnelligkeit im Internet oder werden in der neuesten Schienenfahrzeug-Technologie zur Berechnung von Neigungswinkel und Geschwindigkeitssteigerung eingesetzt. Dabei zeichnen sich die Systeme durch eine stark zunehmende Komplexität und Differenziertheit aus mit der Folge einer wachsenden Nachfrage nach immer intelligenteren Lösungen in den Endanwendungen.

Impulse durch Outsourcing-Trend

Starke Wachstumsimpulse verspricht darüber hinaus der zunehmende Outsourcing-Trend, insbesondere bei Großunternehmen, die die bisher inhouse entwickelten ECT-Lösungen an Experten wie Kontron abgeben. Der möglichst raschen Weiterentwicklung neuer Standards für möglichst universelle Einsatzgebiete kommt deswegen bei Kontron höchste Priorität zu.





Top 10 customers in 2003
Top 10 Kunden 2003



customer / Kunde	market / Marktsegment
Bally	gaming
Avaya	telecom
Siemens	car diagnostics
Bombardier	railways
Trumpf	automation
Ericsson	telecom
Jupiter	gaming
Williams	gaming
US Army	military
Bosch	automotive

No customer > 3 %; Top 10 = 14,3 %; diversification in various markets



Building on its leading position

The market for embedded computers is still very fragmented and characterized by strong consolidation. Today, the top 5 manufacturers cover about 30 percent of global demand. In 2003 Kontron claimed the number one position based on an 8.3 percent market share. A crucial factor was Kontron's ability to build on and expand its role as global technology leader in 2003.

Setting new standards

Backed by the extensive know-how of its development engineers and its strong engineering resources, in 2003 Kontron succeeded in setting new standards in key areas of technological development with the following innovations:

➤ In 2003, Kontron was the first company in the world to introduce several embedded computers with Intel® Pentium® M-processors based on the latest generation of Intel® process technology, featuring bus speeds of up to 8 gigabytes.

Kontron is a key partner in the Intel Applied Computer Provider Program (ACPP). As a result, the company is able to cooperate at a very early stage in the latest technological developments - in some cases six months ahead of its competitors.

Die Führungsposition ausbauen

Der Markt für Embedded Computer ist nach wie vor sehr fragmentiert und von einer starken Konsolidierung geprägt. Die ‚Top 5' Hersteller decken heute etwa 30 Prozent des weltweiten Bedarfs. Als Nummer 1 erreichte Kontron 2003 einen Anteil von 8,3 Prozent. Entscheidend ist, dass dabei auch im Geschäftsjahr 2003 die globale Technologieführerschaft weiter ausgebaut werden konnte.

Neue Maßstäbe setzen

Mit dem umfassenden Know how der Entwicklungs-Ingenieure und den starken Engineering-Ressourcen ist es Kontron auch 2003 gelungen,



- Together with Intel, Kontron is working on the latest generation of ETXexpress standards.
- Together with Wonderware, Kontron is currently developing new products for Windows XP embedded, Microsoft's embedded computer standard.
- Kontron is also playing a pioneering role in the embedded Linux experience, generating failsafe operating systems such as IPMI for telecommunications.





in wichtigen technologischen Entwicklungsfeldern mit Innovationen Maßstäbe zu setzen:

- Als weltweit erstes Unternehmen hat Kontron 2003 mehrere Embedded Computer mit Intel® Pentium® M-Prozessoren auf der Basis der neuesten Intel®-Prozessortechnologie-Generation mit Busgeschwindigkeiten bis zu 8 GByte vorgestellt.

Am Anfang hören wir oft: Das kann man nicht realisieren. Genau das ist unsere Herausforderung.

Kontron ist wichtiger Partner im Intel Applied Computer Provider Programm (ACPP); hierdurch ist es möglich, sehr frühzeitig und teilweise ein halbes Jahr vor dem Wettbewerb an neuesten technologischen Entwicklungen mitzuarbeiten.

- Gemeinsam mit Intel arbeitet Kontron an der neuesten Generation des ETXexpress Standards.
- Gemeinsam mit Wonderware entwickelt Kontron derzeit erste Produkte für Windows XP embedded, der Embedded Computer Standard von Microsoft.
- Eine Vorreiterrolle nimmt Kontron auch in der Embedded Linux-Erfahrung ein bei der Generierung ausfallsicherer Betriebssysteme wie IPMI für die Telekommunikation.





The Emerging Markets



Die Emerging Markets



➤ The emerging markets
➤ Die Emerging Markets

In addition to the traditional sales regions such as North America and Western Europe, the Kontron Group has set itself the strategic goal of systematically establishing a foothold at an early stage on the ascending, flourishing markets of the future, such as Russia, Eastern Europe, China and the Pacific region.

Die Kontron-Gruppe hat sich zum strategischen Ziel gesetzt, neben den klassischen Absatzregionen wie Nordamerika und Westeuropa rechtzeitig und systematisch in neuen prosperierenden Zukunftsmärkten wie Russland und Ost-Europa, China und dem pazifischen Raum Fuß zu fassen.

Emerging markets revenue share in Kontron
Anteil Umsatzerlöse der Emerging Markets in Kontron


5 %
95 %
2001
8,6 %
92 %
2002
15 %
85 %
2003
20 %
80 %
2004e

Contrary to the sluggish global economy, these regional markets are achieving strong growth rates combined with fast track technological development. Although nations and regions such as Russia, China and the Pacific Rim will not replace the Kontron Group's traditional sales markets in the medium term, some shifts will occur. In concrete terms, the Kontron Group achieved approximately USD 19 million or 8.6 percent of total sales on these markets in 2002. In the last business year this share rose to USD 36 million or around 15 percent of the Group's sales. A sales volume of USD 50 million is planned for 2004.

Diese regionalen Märkte weisen - abseits der weltweiten Konjunkturflaute - hohe Zuwachsraten,verbunden mit einer rasanten technologischen Entwicklung, auf. Die Nationen und Regionen wie z.B. Russland, China und der pazifische Raum werden zwar mittelfristig die traditionellen Absatzmärkte der Kontron-Gruppe nicht ablösen, allerdings wird es zu Verschiebungen kommen. Zur Verdeutlichung: Etwa 19 Mio. USD bzw. 8,6 Prozent des Gesamtumsatzes erzielte die Kontron-Gruppe 2002 in diesen Märkten. Im abgelaufenen Geschäftsjahr stieg dieser Anteil auf 36 Mio. USD bzw. ca. 15 Prozent des Konzernumsatzes. Für 2004 ist ein Umsatzvolumen von 50 Mio. USD geplant.

Only those individuals who are always setting themselves challenges will be able to keep moving forward.

Joint ventures with local partners

„Think global, act local" is Kontron's maxim in these regions. The experiences of other com-

Joint Ventures mit lokalen Partnern

"Think global, act local" lautet die Devise von Kontron in diesen Regionen. Denn positive wie auch negative Erfahrungen anderer Unternehmen haben gezeigt, dass nur derjenige erfolgreich ist, der mit lokalen Partnern, einem lokalen Marketing, lokaler Unterstützung und unter Einbezug der konkreten politischen und



China

panies, both positive and negative, show that successful players are those cooperating with local partners, local marketing and local support, while taking specific political and cultural conditions into consideration. In the case of Kontron, however, these markets are far from being uncharted waters. Engineering resources in Eastern Europe, mainly the Czech Republic and Poland, have been tapped for some years now. In Southeast Asia the Group has also been represented by sales outlets and manufacturing facilities in Singapore, Korea and Taiwan for some time. Kontron China was established in the last financial year with the aim of penetrating the high-growth markets in Shanghai and Beijing. In Russia, a joint venture was set up with one of the leading ECT manufacturers in the fourth quarter of 2002.

Take-off in China

Kontron entered the Chinese market by successfully setting up a joint venture with one of the leading ECT manufacturers in Beijing at the

kulturellen Gegebenheiten arbeitet. Für Kontron sind diese Märkte allerdings kein „Neuland". In Osteuropa, vornehmlich in Tschechien und Polen, werden seit Jahren Engineering-Ressourcen genutzt. In Südostasien ist man in Singapur, Korea und Taiwan sowohl mit Verkaufsniederlassungen als auch Produktionseinrichtungen schon länger vertreten. Kontron China wurde bereits 2002 gegründet, um die Wachstumsmärkte in Shanghai und Peking zu penetrieren. In Russland wurde ebenfalls im vierten Quartal 2002 ein Joint Venture mit einem der führenden ansässigen ECT-Hersteller etabliert.

Kontron revenues in emerging markets in mio USD
Kontron Umsatzerlöse in den Emerging Markets in Mio USD


60
50
40
30
20
10
0
9
19
36
50
2001
2002
2003
2004e



beginning of 2003 (the official license was issued by the Chinese authorities in the third quarter). Eight outlets were established in the last business year. In 2004, Kontron plans to continue to invest heavily in this future market and to extend its presence to 14 different Chinese cities.

300 employees in Russia

In Russia, where Kontron Russia was founded and a joint venture set up with a leading ECT manufacturer in the fourth quarter of 2002, Kontron is present in five different cities. Some 300 members of staff are employed here, a figure set to increase to 400 in 2004 when a large Kontron company building opens in Moscow. Using Russia as a base, representative offices will be established in Bulgaria, White Russia and the Ukraine in 2004.

Expansion in Eastern Europe

Kontron also has plans to expand in Eastern Europe, above all in acceding European Union

Take off in China

Mit der erfolgreichen Etablierung eines Joint Ventures mit einem der führenden ECT-Hersteller in Peking zu Beginn des Jahres 2003 (die offizielle Lizenz erfolgte durch die chinesischen Behörden im dritten Quartal) ist Kontron der entscheidende Eintritt in den chinesischen Markt gelungen. Im Laufe des abgelaufenen Geschäftsjahres wurden bereits acht Niederlassungen gegründet. 2004 will Kontron weiter kräftig in diesen Zukunftsmarkt investieren und in 14 verschiedenen chinesischen Städten präsent sein.

300 Mitarbeiter in Russland

In Russland, wo bereits im vierten Quartal 2002 Kontron Russia gegründet und ein Joint Venture mit einem führenden ECT-Hersteller ins Leben gerufen wurde, ist Kontron bereits in fünf verschiedenen Städten präsent. 300 Mitarbeiter sind hier tätig, 400 sollen es 2004 werden, wenn in Moskau ein großes Kontron-Firmengebäude bezogen wird. Von Russland aus werden 2004 Repräsentanzen in Bulgarien, Weißrussland wie Ukraine gegründet.




kontron
КОНТРОН
kontron

Show Moscow

member countries such as Poland, the Czech Republic, Hungary, Bulgaria and the Baltic states of Estonia, Latvia and Lithuania. With headquarters set up in Warsaw, sales outlets were established in Riga (Latvia) and in the Czech Republic in 2003, while Hungary and Slovakia will follow in 2004.

Targeting additional markets

True to its strategy of only engaging in markets and regions where it is one of the top 3 suppliers, Kontron has its sights set on continued expansion, focusing on China, Russia and Eastern Europe. The Asian companies will be merged in 2004 and managed from one central location. The Australian office, which was set up in 2003, will be managed for the time being from Asia, while India is earmarked for development as a further important market in 2005.



Expansion in Ost-Europa

Expandieren will Kontron auch in Ost-Europa, vor allem in den EU-Beitrittsländern wie Polen, Tschechien, Ungarn, Bulgarien und im Baltikum. Von Warschau als Headquarter aus wurden bereits 2003 Vertriebsniederlassungen in Riga (Baltikum) und Tschechien gegründet. Ungarn und die Slowakei sollen 2004 folgen.

Nur wer sich permanent herausfordert, bleibt nicht stehen.

Weitere Märkte im Visier

Getreu der Strategie, sich nur dann in neuen Märkten und Regionen zu engagieren, wenn man sich unter den Top 3 Anbietern befindet, betreibt Kontron die Expansion mit Augenmaß. China, Russland und Ost-Europa stehen im Vordergrund. In diesem Zusammenhang sollen 2004 auch die asiatischen Gesellschaften verschmolzen und von einem zentralen Standort aus geführt werden. Auch das 2003 gegründete Australien-Büro wird vorerst von Asien betreut. 2005 soll Indien als weiterer wichtiger Markt erschlossen werden.



On their way up: Kontron's shares





Im Aufstieg: Die Kontron-Aktie



➤ On their way up: Kontron's shares
➤ Im Aufstieg: Die Kontron-Aktie

85 percent rise in 2003

Sound corporate policy and healthy business development, together with the slight stock market recovery in 2003, have had a positive effect on the movement of Kontron's shares. While the index value (TecDAX restandardized to January 1) rose by 40 percent, Kontron's share value increased by 85 percent. Although the share price was still EUR 3.30 on December 31, 2002, it was EUR 6.11 by December 31, 2003.

Number 15 on the TecDAX

Following the resegmentation of the German stock exchange, Kontron AG has been listed in the Prime Standard since the beginning of 2003. On February 1, 2003, Kontron AG was admitted to the new stock market index of Germany's 30 largest technology companies. Since trading started on this TecDAX on March 24, 2004, Kontron has stabilized at number 15 in this listing, a healthy ranking that has significantly increased Kontron AG's standing among analysts and funds managers. Kontron is currently covered by the following institutions:

85 Prozent Steigerung in 2003

Die solide Unternehmenspolitik und gute Geschäftsentwicklung hat sich in Verbindung mit der leichten Erholung des Börsenumfeldes im Geschäftsjahr 2003 positiv auf die Entwicklung der Kontron-Aktie ausgewirkt. Während der Index-Wert (TecDAX renormiert auf den 1. Januar) um 40 Prozent anstieg, konnte die Kontron-Aktie ein 85-prozentiges Wachstum verzeichnen. Lag der Kurs am 31.12.2002 noch bei 3,30 Euro, erreichte er am 31.12.2003 6,11 Euro.

Nummer 15 im TecDAX

Die Kontron AG wurde Anfang 2003 im Rahmen der Neusegmentierung der Deutschen Börse zum Prime Standard zugelassen. Am 1. Februar wurde Kontron in den neuen Börsen-Index der 30 größten Technologie-Unternehmen aufgenommen. Seit dem Start dieses TecDAX am 24. März 2003 hat sich Kontron in der Rangliste als „Nummer 15" stabilisiert. Mit diesem guten „Standing" hat sich auch die Beachtung der Kontron AG bei Analysten und Fondsmanagern wieder stark erhöht. Aktuell wird Kontron von folgenden Instituten „gecovered":

Shareholder structure
Aktionärsstruktur



Freefloat 84 %
other SH>5 %
10 %
Management 6 %

Analysts-Coverage
Analysten-Coverage

Institute Institut	Analyst Analyst
Bankgesellschaft Berlin	Michael Anschütz
BHF Bank Berlin	Marcus Schumacher
Dresdner Kleinwort Wasserstein	Annett Weber
DZ Bank	Adrian Pehl
HypoVereinsbank	Roland Pitz
Landesbank Baden-Württemberg	Alexandra Hauser
Main First Bank AG	Dennis Etzel
SES Research	Malte Schaumann
WestLB Panmure	Adrian Hopkinson
Sal. Oppenheim	Alla Gorelova



At the General Meeting of Shareholders of Kontron AG on June 24th, the redemption of own shares has been decided. By the end of 2003, the Management Board had made only limited use of this option, which is available until the end of 2004. 235,000 shares have been redeemed.

Bei der Hauptversammlung der Kontron AG am 24. Juni wurde der Rückkauf von eigenen Aktien genehmigt. Bis Ende 2003 hat der Vorstand von dieser Option, die bis Ende 2004 ausgeübt werden kann, nur in begrenztem Umfang Gebrauch gemacht. Es wurden 235.000 Aktien zurückgekauft.


TecDAX
Kontron
Kontron AG - TecDAX - 02.01.2003 bis 30.12.2003
TecDAX Index
Kontron EUR
NEMAX
TecDAX
700
600
500
400
300
7,0
6,0
5,0
4,0
3,0
2,0
04.01.2003
31.03.2003
30.06.2003
30.09.2003
30.12.2003

TecDAX has been calculated as of March 24, 2003 succeeding the NEMAX index

The Share in numbers
Die Aktie in Zahlen

	2002	2003
Earnings per share Ergebnis je Aktie	2 Cent	11* Cent
Operat. cash flow per share Operativer Cash Flow je Aktie	61 Cent	35 Cent
Equity per share per Dec. 31st Eigenkapital je Aktie per 31.12.	4,86 Euro	4,08 Euro
Number of shares per Dec. 31st Aktienzahl per 31.12.	45,6 Mio. Euro	45,6 Mio. Euro
Highest price per share Höchstkurs	13,72 Euro	6,85 Euro
Lowest price per share Tiefstkurs	1,73 Euro	2,14 Euro
Price per share end of year Jahresendkurs	2,82 Euro	6,11 Euro
Market capitalization per Dec. 31st Marktkapitalisierung per 31.12.	128,7 Mio Euro	278,7 Mio. Euro

**) before extraordinary write-off JUMPtec*
**) vor Sonderabschreibung JUMPtec*

➤ Financial Statement 2003
➤ Jahresabschluss 2003

➤ I. Group Management Report for the business year 2003

➤ I. Konzernlagebericht für das Geschäftsjahr 2003

As parent company of the Kontron Group, Kontron AG performs central holding functions. Kontron is a globally active manufacturer of embedded computer technology (ECT). Embedded computers are independently operating, intelligent electronic brains that control technical equipment, systems and applications. Their scope of utilization is very broad and extends from automotive and vehicle engineering, automation and robotics, military technology and on to data and telecommunications, medical technology all the way through to lottery and consumer goods applications.

The Kontron AG Group comprises the 100 % subsidiaries Kontron Embedded Computers GmbH, Eching, Kontron Embedded Modules GmbH, Deggendorf (formerly: JUMPtec Industrielle Computertechnik AG), Kontron Modular Computers GmbH, Kaufbeuren, Kontron Canada Inc., Montreal and Kontron America Inc., San Diego (formed by the merger of ICS Advent Inc. and ADASTRA Systems Corporation). The Group also holds a 64.64% share of Kontron Mobile Computing Inc., USA, a 54.8 % share of Taiwan Mycomp Company Ltd., a 74.87 % share of Kontron Asia Inc., as well as a 52.51% share of RTSoft, Moscow.

Difficult market environment in 2003: The picture brightened in Q4

The 2003 business year was a difficult year for the global economy, and especially for technology providers. In view of the uncertain situation, many companies postponed investments in high-tech products. At the same time, there was a shakeout among provider capacities.

In spite of diversification in various application areas the market for embedded computer technologies could not remain unaffected by the overall economic developments. The broadly diversified ECT market was able to only partly compensate for losses in individual segments by achieving growth in other vertical markets.

As of the fourth quarter the tone of the markets improved considerable, and the ECT market was able to return to the growth path. This brightening was attributable for the most part to the US and North American markets, as well as the gaming, safety and security technology areas, as well as telecommunications once again.

Group development: Back to growth in Q4

Sales in the year 2003 amounting to EUR 229 million were up by 7% over 2002. The situation as of the fourth quarter showed a considerable improvement, and the Kontron Group was able to post a record of EUR 65.6 million sales. Adjusted by currency fluctuations, the sales increase over the fourth quarter of 2002 (record performance to date) comes in at 12 %.

Die Kontron AG übt als Mutterunternehmen des Kontron Konzerns zentrale Holdingfunktionen aus. Kontron ist ein global tätiger Hersteller von Embedded Computer Technologie (ECT). Embedded Computer sind selbständig handelnde, intelligente Elektronikgehirne zur Steuerung von technischen Anlagen und Applikationen. Der Einsatz ist weit gestreut und reicht von Fahrzeugen, Automatisierung und Robotik, Militärtechnik, Daten- und Telekommunikation, Medizintechnik bis hin zu Lotterie- und Konsumentenanwendungen.

Zum Konzern der Kontron AG gehören die 100%igen Töchter Kontron Embedded Computers GmbH, Eching, Kontron Embedded Modules GmbH, Deggendorf (vormals: JUMPtec Industrielle Computertechnik AG), Kontron Modular Computers GmbH, Kaufbeuren, Kontron Canada Inc., Montreal und die Kontron America Inc., San Diego (entstanden aus der Verschmelzung von ICS Advent Inc. und ADASTRA Systems Corporation). Ferner gehörten noch zum Konzern die Kontron Mobile Computing Inc., USA mit einer Beteiligungsquote von 64,64%, die Taiwan Mycomp Company Ltd., Taiwan mit einer Beteiligungsquote von 54,8%, die Kontron Asia Inc., Taiwan, mit einer Beteiligungsquote von 74,87% sowie die RTSoft, Moskau mit einer Beteiligungsquote von 52,51%.

Schwieriges Marktumfeld in 2003: Aufhellung im vierte Quartal

Das Geschäftsjahr 2003 war für die Wirtschaft weltweit, aber insbesondere für die Technologieanbieter, weiterhin schwierig. Aufgrund der unsicheren Lage haben viele Unternehmen Investitionen in High-Tech Produkte verschoben. Gleichzeitig wurden auch Anbieterkapazitäten bereinigt.

Auch der Markt für Embedded Computer Technologie konnte sich trotz Diversifikation in unterschiedlichen Anwendungsgebieten diesen gesamtwirtschaftlichen Entwicklungen nicht entziehen. Der breit diversifizierte ECT Markt konnte Verluste in einzelnen Segmenten durch Wachstumsraten in anderen vertikalen Märkten nur teilweise ausgleichen.

Ab dem vierten Quartal hat sich das Marktumfeld deutlich aufgehellt, der ECT Markt konnte wieder Wachstum vorweisen. Treiber dafür waren in erster Linie die Region USA / Nordamerika sowie die Branchen Gaming, Sicherheitstechnik und wieder Telekommunikation.

Konzernentwicklung: Zurück zum Wachstum im vierten Quartal

Der Umsatz im Jahr 2003 von Mio. EUR 229 wuchs gegenüber 2002 um 7%. Wesentlich verbessert zeigt sich die Situation ab dem vierten Quartal, in dem der Kontron Konzern mit Mio. EUR 65,6 einen Rekord erzielen konnte. Bei Korrektur der Währungseinflüsse ergibt sich gegenüber dem vierten Quartal 2002 (bisheriger Rekord) eine Steigerung der Umsätze von 12%. Der Auftragsbestand liegt zum Jahresende 2003 bei Mio. EUR 100

At the end of the year 2003, orders in hand amount to EUR 100 million, which also represents a record level. Over the prior year (EUR 94 million) and after currency adjustment - more than 50% of all Kontron shipments were invoiced in US dollars that depreciated significantly in the year 2003 - the increase in orders stands at 15 %.

Opportunities in emerging markets

In 2003 the Group has markedly ramped up investments in growth markets, especially Russia, China and Pacific Rim nations. These regions were experiencing gross national product growth in a bandwidth of 8.5 to 12 % in 2003 - and are therefore also offering opportunities for Kontron. Sales to these markets were boosted to more than US $ 35 million in 2003.

Financial and assets position: Adequate liquid means for future growth

At the end of 2003, the corporate assets of the Kontron Group stood at EUR 281 over EUR 304 at the end of 2002. The decline is due to EUR 34.7 million special goodwill and intangibles related to acquisitions amortizations. The share of current assets of the balance sheet total was recorded at 55.4 %.
Liquid assets amount to EUR 63.6 million. There are EUR 8 million short-term bank debt, as well as EUR 38 million long-term bank loans. The remaining net cash position stands at EUR 17.6 million. Additional available credit lines translate as liquidity of almost EUR 90 million - sufficient to realize future growth opportunities and to secure corporate aims and objectives.
As of December 31, 2003 fixed assets were reported at EUR 125 million with (previous year's figure: EUR 155). This reduction is due to special goodwill amortizations of EUR 34.7 million. Based on this reduction, equity capital declined by EUR 35 million to EUR 186 million. The share of equity of the balance sheet total stands at 66.3 %.

Continuing enhancement of profitability over 5 consecutive quarters

The consolidated accounts have been prepared according to commonly accepted US accounting principles (US-GAAP). In 2003, operating earnings before interest, tax and amortization were boosted by more than 400% and came in at EUR 10,9 million over EUR 2.1 million in 2002. The following trend is especially gratifying: EBITA of EUR 1.7 million in the first quarter of 2003 was consistently increased to EUR 3.8 million in the fourth quarter, representing a continuous increase over five consecutive quarters. All segments and all direct Group subsidiaries were able to make positive contributions to EBITA performance.

und damit ebenfalls auf Rekordniveau. Gegenüber dem Vorjahr (Mio. EUR 94) und bei Korrektur der Währungseffekte - über 50% aller Kontron Lieferungen werden in dem im Jahr 2003 stark an Wert verlierendem US-Dollar fakturiert - ergibt sich ein Anstieg des Auftragsbestandes von 15%.

Chancen in den Emerging Markets

In 2003 hat der Konzern die Investitionen in Wachstumsmärkte, insbesondere Russland und China / Fernost deutlich erhöht. Diese Regionen weisen noch Wachstum des Bruttosozialprodukts von 12% bzw. 8,5% in 2003 auf - und damit auch Chancen für Kontron. Die Umsätze aus diesen Regionen konnten in 2003 auf über Mio. US $ 35 gesteigert werden.

Finanz- und Vermögenslage: Ausreichende Barmittel für zukünftiges Wachstum

Das Vermögen der Kontron Gruppe beträgt Ende 2003 Mio. EUR 281 gegenüber Mio. EUR 304 Ende 2002. Der Rückgang ist auf Mio. EUR 34,7 Sonderabschreibungen auf Firmenwerte und akquisitionsbedingte immaterielle Vermögenswerte zurückzuführen. Der Anteil des Umlaufvermögens an der Bilanzsumme liegt bei 55,4%.
Der Bestand an liquiden Mitteln beträgt Mio. EUR 63,6. Dem gegenüber stehen Mio. EUR 8 an kurzfristigen Bankverbindlichkeiten sowie Mio. EUR 38 an langfristigen Bankkrediten. Es verbleibt ein Net-Cash-Bestand von Mio. EUR 17,6. Weitere verfügbare Kreditlinien ergeben eine Liquidität von fast 90 Mio. EUR - genug um zukünftige Wachstumschancen zu realisieren und die Unternehmensziele abzusichern.
Das Anlagevermögen beträgt zum 31. Dezember 2003 Mio. EUR 125 (Vorjahreszeitpunkt: Mio. EUR 151). Die Reduzierung beruht auf Sonderabschreibungen von Mio. EUR 34,7. Darauf basierend hat sich das Eigenkapital um Mio. EUR 35 auf Mio. EUR 186 reduziert. Der Anteil des Eigenkapitals an der Bilanzsumme beträgt 66,3%.

Kontinuierliche Steigerung der Profitabilität seit fünf Quartalen

Der Konzernabschluss wird nach US-amerikanischen Rechnungslegungsgrundsätzen (US-GAAP) aufgestellt. Das operative Ergebnis vor Amortisation (EBITA) konnte in 2003 um über 400% gesteigert werden und beträgt Mio. EUR 10,9 gegenüber Mio. EUR 2,1 in 2002. Besonders zufriedenstellend ist der Trend: So konnte das EBITA von Mio. EUR 1,7 im ersten Quartal 2003 kontinuierlich auf Mio. EUR 3,8 im vierten Quartal gesteigert werden, dies entspricht einer kontinuierlichen Steigerung von fünf Quartalen in Folge. Alle Segmente und alle direkten Konzerntöchter konnten positive Beiträge zum EBITA Ergebnis liefern.

Gross margins on sales moved ahead from EUR 83.3 million in 2002 to EUR 88.7 million in 2003 - translating as a margin of 38.7%. Kontron's results for the year after taxes amount to EUR -28.6 million (prior year: EUR 0.7 million) and are impacted by special depreciation allowances on goodwill of EUR 34.7 and intangible assets from acquisitions.

Kontron opts for the technology card

The renewed enhancement of gross margins in the 2003 business year is attributable to the continuously increased technology share of Kontron products. At the end of 2003 Kontron employed 588 engineers. More than 35 % of all members of staff are active in the research and development areas. As a result, Kontron is able to harness a tremendous potential of highly trained engineers within the ECT industry. With its staff of German and US engineers, Kontron is steering lower cost engineers in East Europe and Canada and is thereby achieving cost leadership in the ECT development area.

Risks

Risks exist due to Kontron's increased engagement in the emerging markets. The target markets of Russia and China are characterized by political uncertainty and high economic risks. Payment behavior is poorer than in Germany. Kontron limits risks in these countries by diversification - a maximum of 20 % of total Kontron sales are to be generated in these countries.

In the business year 2003 and in the first quarter of 2004 there were considerable currency fluctuations between the US dollar and the euro. As a globally operating company Kontron is exposed to these currency risks. These risks are hedged in the best possible manner on a rolling basis. Further cover is provided by the fact that invoices issued in US dollars are more or less compensated for by goods purchased and costs in US dollars.

Risks also arise through the introduction of new technologies. Kontron limits these risks by restricting the development costs of new technologies. A maximum of 25 % of all R&D expenditures flow into new products, while 75 % are invested in the further development of existing products.

Risks also exist due to the dependency on worldwide market conditions. While the budget consolidation activities in European countries are having a negative influence on sales, the election year in the USA will tend to boost Kontron sales.

Das Bruttoergebnis vom Umsatz ist von Mio. EUR 83,3 in 2002 auf Mio. EUR 88,7 in 2003 gestiegen - dies entspricht einer Marge von 38,7 %. Das Kontron-Jahresergebnis nach Steuern lag bei Mio. EUR -28,6 (Vorjahr: Mio. EUR 0,7) und ist durch Sonderabschreibungen in Höhe von Mio. EUR 34,7 auf Firmenwerte und immaterielles Vermögen aus Akquisitionen belastet.

Kontron setzt auf Technologie

Verantwortlich dafür, dass im Geschäftsjahr 2003 die Bruttomarge abermals gesteigert werden konnte, ist der kontinuierlich gesteigerte Technologieanteil an Kontron Produkten. Ende 2003 beschäftigte Kontron 588 Ingenieure - mehr als 35 % aller Mitarbeiter sind in der Forschung und Entwicklung tätig. Damit besitzt Kontron ein enormes Potenzial an gut ausgebildeten Ingenieuren in der ECT Industrie. Kontron koordiniert mit deutschen und US-Ingenieuren kosteneffiziente Ingenieure in Osteuropa und Kanada und erzielt damit Kostenführerschaft im ECT Entwicklungsbereich.

Risiken

Risiken bestehen in dem vermehrten Engagement der Kontron in den Emerging Markets. Die Zielmärkte Russland und China sind von politischen und hohen wirtschaftlichen Risiken geprägt. Die Zahlungsmoral ist schlechter als in Deutschland. Kontron limitiert das Risiko in diesen Ländern durch Diversifikation - es sollen maximal 20 % der gesamten Kontron Umsätze in diesen Ländern erwirtschaftet werden.

Im Geschäftsjahr 2003 und im ersten Quartal 2004 ergaben sich große Währungsschwankungen zwischen US-Dollar und Euro. Als weltweit tätiges Unternehmen ist Kontron diesen Währungsrisiken ausgesetzt. Diese Risiken werden bestmöglich auf monatlich rollierender Basis abgesichert. Eine weitere Absicherung ergibt sich dadurch, daß der Rechnungsausgang in US-Dollar annähernd durch Wareneinkauf und Kosten in US-Dollar kompensiert wird.

Risiken ergeben sich auch durch die Einführung neuer kostspieliger Technologien. Kontron limitiert dieses Risiko durch die Begrenzung von Entwicklungsausgaben für neue Technologien. Maximal 25 % aller F&E Aufwendungen werden in neue Produkte, 75 % in die Weiterentwicklung bestehender Produkte investiert.

Risiken bestehen infolge der Abhängigkeit von weltweiten konjunkturellen Entwicklungen. Während der Haushaltskonsolidierungskurs in den europäischen Ländern die Umsätze negativ beeinflusst, wird das Wahljahr in den USA die Kontron Umsätze eher ankurbeln.

Outlook

The market for embedded computers will considerably improve in 2004. Kontron is anticipating an increase in Group sales of at least 10 % and more in the region of 15 % subsequent to currency adjustment. Growth will be emanating mainly from the USA and the emerging markets – in the second half of the year 2004 we expect Europe to be posting significant sales gains.
Especially in the gaming and transportation areas, but also in telecommunications an increased use of ECT will be evident. The marked rise in orders at hand in excess of EUR 100 million is also an indication of the upswing. The fourth quarter saw a total of 52 new design wins (development orders) – a record level for Kontron and a major gain over the 20 design wins garnered in the first quarter of 2001. Based on an average 12 month development period, this will result as a significant rise in sales in the second half of 2004.
In the first quarter of 2004 the three Asian companies Taiwan Mycomp Co., Kontron Embedded Modules Asia and Kontron Asia Inc. are to merge. This will further streamline the Group structure and achieve cost savings in the sales and administration areas.
In the sales area, Kontron will be stepping up investments in emerging markets in 2004. This will involve the Chinese and Russian markets that have already been developed, but also new markets in East Europe. In this context, the sales team in China will be filled to include more than 100 members of staff. Together with existing joint ventures the aim is to rapidly stake out market shares. Local partners will contribute market shares and their knowledge of regional structures, while Kontron will supply technology. Kontron intends to ramp up the share of Group sales these regions are accounting for from the present 14 % to 20 %.
Sales growth in 2004 will only necessitate slight increases in Kontron's cost structures. We anticipate that Kontron Group will be achieving considerably enhanced earnings in the year 2004.

The Executive Board

Ausblick

Der Markt für Embedded Computer wird sich in 2004 deutlich verbessern. Kontron geht von einer Steigerung des Konzernumsatzes um mindestens 10% und währungsbereinigt von eher 15% aus. Das Wachstum wird vor allem aus den Regionen USA und den Emerging Markets kommen – im zweiten Halbjahr 2004 erwarten wir auch deutliche Umsatzsteigerungen in Europa.
Vor allem in den Branchen Gaming, Transportation aber auch Telekom wird vermehrt ECT eingesetzt werden. Indiz für den Aufschwung ist der deutlich erhöhte Auftragsbestand von über Mio. EUR 100. Im vierten Quartal konnten 52 neue Design Wins (Entwicklungsaufträge) gewonnen werden – Rekordniveau für Kontron und ein deutlicher Anstieg im Vergleich zu 20 Design Wins im erste Quartal 2003. Auf Basis von 12 Monaten Entwicklungszeit wird daraus im zweiten Halbjahr 2004 eine deutliche Steigerung der Umsätze resultieren.
Im ersten Quartal 2004 sollen die drei asiatischen Gesellschaften Taiwan Mycomp Co., Kontron Embedded Modules Asia und Kontron Asia Inc. verschmolzen werden. Damit soll die Konzernstruktur weiter vereinfacht und Kosteneinsparungen im Bereich Vertrieb und Administration erreicht werden.
Im Absatzbereich wird Kontron 2004 verstärkt in Emerging Markets – den bereits erschlossenen Regionen China und Russland und auch neu in Osteuropa investieren. So soll die Vertriebsmannschaft in China auf über 100 Mitarbeiter erweitert werden. Gemeinsam mit bereits existierenden regionalen Joint Ventures soll der Markt schnell erobert werden. Die lokalen Partner liefern Marktanteile und Kenntnis der regionalen Strukturen, Kontron liefert die Technologie. Der Umsatzanteil am Konzernumsatz in diesen Regionen soll von 14% auf 20% gesteigert werden.
Das Umsatzwachstum in 2004 erfordert nur geringe Steigerungen in Kontrons Kostenstruktur. Wir gehen für 2004 von deutlich gesteigerten Erträgen der Kontron Gruppe aus.

Der Vorstand

➤ 1. Consolidated statement of income
➤ 1. Konzern Gewinn- und Verlustrechnung (US-GAAP)

	31.12.2003 TEUR	31.12.2002 TEUR
Revenues **Umsatzerlöse**	229.244	214.545
Cost of goods sold Herstellungskosten des Umsatzes	-140.528	-131.292
Gross margin **Bruttoergebnis vom Umsatz**	88.716	83.253
Selling and marketing cost Vertriebskosten	-29.465	-34.141
General and administrative cost Allgemeine Verwaltungskosten	-22.862	-22.006
Research and development cost Forschungs- und Entwicklungskosten	-26.312	-25.984
Subtotal operating cost **Zwischensumme operative Kosten**	-78.639	-82.131
Other operating income and expense Sonstige betriebliche Erträge und betriebliche Aufwendungen	864	1.004
Operating income before financial income, income taxes, minority interests and impairment of intangibles **Operatives Ergebnis v. Finanzergebnis, Ertragsteuern, Gewinnanteilen anderer Gesellschafter, Abschreibung immaterieller Vermögenswerte**	10.941	2.126
Impairment of goodwill Abschreibung von Firmenwerten	-30.337	0
Amortisation and impairment of intangible assets, related to acquisitions Abschreibung von immateriellen Vermögenswerten aus Akquisitionen	-5.139	-528
Operating income/loss before financial income, income taxes and minority interests **Operatives Ergebnis vor Finanzergebnis, Ertragsteuern u. Gewinnanteilen anderer Gesellschafter**	-24.535	1.598
Financial items Finanzergebnis	-1.274	-6.924
Income taxes Steuern vom Einkommen und Ertrag	-3.729	4.051
Net income/loss before minority interest and extraordinary items **Konzernüberschuß/-fehlbetrag vor Gewinnanteilen anderer Gesellschafter und außergewöhnlichen Posten**	-29.538	-1.275
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn	973	2.412
Discontinued operations Aufgabe von Geschäftsbereichen	0	-2.932
Changes in accounting principles Auswirkung von Bilanzierungsänderungen	0	2.464
Net income/loss **Konzernüberschuss/-fehlbetrag**	-28.565	669

➤ 2. Consolidated balance sheet
➤ 2. Konzern Bilanz (US-GAAP)

ASSETS AKTIVA	31.12.2003 TEUR	31.12.2002 TEUR
Current Assets **Umlaufvermögen**		
Cash or equivalent Schecks, Kassenbestände, Guthaben bei Kreditinstituten	63.590	46.154
Short-term investments Wertpapiere des Umlaufvermögens	896	1.031
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	32.937	39.251
Inventories Vorräte	47.693	47.716
Deferred income taxes, short-term Latente Steuern	3.614	3.662
Other current receivables & assets Sonstige Forderungen	6.837	14.610
Total current assets **Umlaufvermögen**	155.567	152.424
Investments Finanzanlagen	869	4.736
Property, plant and equipment, net Sachanlagen	22.125	21.918
Intangible assets Immaterielle Vermögensgegenstände	3.674	9.460
Goodwill, net Firmen- oder Geschäftswert	83.466	100.667
Deferred income taxes, long-term Latente Steuern	15.119	14.532
Total assets/Aktiva	280.820	303.737

LIABILITIES AND EQUITY PASSIVA	31.12.2003 TEUR	31.12.2002 TEUR
Current Liabilities **Kurzfristige Verbindlichkeiten**		
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	18.758	19.486
Short-term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	8.002	16.758
Current portion of capital lease obligation Finanzierungsleasing	385	460
Accruals Rückstellungen	12.644	14.255
Deferred revenues Passive Rechnungsabgrenzung	520	379
Deferred income taxes Latente Steuern	442	506
Other current liabilities Sonstige Verbindlichkeiten	6.036	9.412
Total current liabilities **Kurzfristige Verbindlichkeiten total**	46.787	61.256
Long-term borrowings Langfristige Verbindlichkeiten	37.980	11.818
Pensions Pensionsrückstellungen	259	139
Deferred revenues Passive Rechnungsabgrenzung	196	801
Capital lease long-term Finanzierungsleasing	443	509
Deferred income taxes, long-term Langfristige latente Steuern	3.615	2.002
Minority interest Anteile in Fremdbesitz	5.478	5.904
Equity **Eigenkapital**		
Registered capital Gezeichnetes Kapital	45.654	45.654
Treasury stock Eigene Aktien	-1.326	0
Additional paid-in capital Kapitalrücklage	177.392	177.392
Retained earnings Gewinnvortrag	-12.181	16.384
Other comprehensive income Erfolgsneutrale Eigenkapitalveränderungen	-23.477	-18.122
Equity total Eigenkapital total	186.062	221.308
Total liabilities and equity **Passiva**	280.820	303.737

➤ 3. Consolidated Cash-Flow
➤ 3. Konzern Cash-Flow (US-GAAP)

	31.12.2003 TEUR	31.12.2002 TEUR
Net income **Konzernjahresüberschuss**	-28.565	669
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn	-973	-2.412
Loss from at equity consolidated companies Eigenkapitalverluste von at equity konsolidierten Gesellschaften	164	4.782
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten	41.478	7.858
Gain/loss on disposal of fixed assets Gewinn/Verlust aus Abgang von Sachanlagevermögen	1.900	-824
Deferred income taxes Latente Steuern	385	-1.144
Gain on change in accounting principles Gewinn aus der Änderung von Bilanzierungsmethoden	0	-2.464
Other non cash effective items Sonstige nicht ausgabewirksame Gewinne und Verluste	-877	-1.063
Change in accounts receivable Veränderungen der Forderungen aus Lieferungen und Leistungen	1.542	7.105
Change in inventories Veränderungen der Vorräte	969	15.274
Change in other assets Veränderungen der sonstigen Forderungen	5.331	-2.808
Change in accounts payable and accrued charges Veränderungen der Verbindlichkeiten und Rückstellungen	-5.515	-2.579
Net cash used in/provided by operating activities **Cash Flow aus laufender Geschäftstätigkeit**	15.839	22.394
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögensgegenständen	-6.449	-4.293
Purchases of financial assets Erwerb von Finanzanlagen	-501	-6.851
Proceeds from the sale or disposal of property, equipment and intangible assets Erlöse aus dem Abgang von Sachanlagevermögen und immat. Vermögensgegenständen	95	7.481
Proceeds from the disposal of financial assets Erlöse aus dem Abgang von Finanzanlagen	1.912	0
Acquisitions of entities, net of cash Erwerb von Beteiligungen	-8.143	-8.047
Acquisitions of additional equity in subsidiaries Erwerb von zusätzlichen Anteilen an Tochterunternehmen	-865	0
Net cash used in/provided by investment activities **Mittelzufluss-/abfluss aus der Investitionstätigkeit**	-13.951	-11.710
Proceeds/repayments of short-term borrowings Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten	-8.623	-15.458
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	-2.425	-446
Proceeds from long-term debt Aufnahme langfristiger Finanzverbindlichkeiten	29.354	3.333
Dividends paid Dividenden	-25	0
Purchase of treasury stock, net Kauf eigener Aktien	-1.326	0
Net cash used in/provided by financing activities **Cash Flow aus der Finanzierungstätigkeit**	16.955	-12.571
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf die Zahlungsmittel	-1.407	1.213
Net change in cash and equivalents **Zahlungswirksame Veränderungen des Finanzmittelbestandes**	17.436	-674
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	46.154	46.828
Cash and equivalents at end of period **Finanzmittelbestand am Ende der Periode**	63.590	46.154

➤ 4. Shareholders' Equity
➤ 4. Eigenkapitalentwicklung

	Registered capital Gezeichnetes Kapital	Treasury stock Eigene Aktien	Additional paid-in capital Kapitalrücklage	Retained earnings Bilanzgewinn/ -verlust	Other comprehensive income Ergebnisneutrale Eigen-kapitalveränderungen	Total Insgesamt
December 31, 2001	**27.885**	**0**	**152.520**	**15.715**	**-6.425**	**189.695**
Capital increase from merger Kapitalerhöhung durch Verschmelzung	17.769		24.787			42.556
Net change in treasury stock Zugang/Abgang eigener Aktien			85			85
Foreign currency exchange differences Wechselkursveränderungen					-11.697	-11.697
Net income 2002 Periodenüberschuss				669		669
December 31, 2002	**45.654**	**0**	**177.392**	**16.384**	**-18.122**	**221.308**
Foreign currency exchange differences Wechselkursveränderungen					-5.355	-5.355
Net income Periodenüberschuss				-28.565		-28.565
Treasury stock Eigene Aktien		-1.326				-1.326
December 31, 2003	**45.654**	**-1.326**	**177.392**	**-12.181**	**-23.477**	**186.062**

➤ 5. Asset Statement
➤ 5. Anlagespiegel

	Acquisition or Manufacturing Cost/Anschaffungs- und Herstellungkosten						
	Balance at 01.01.2003 Vortrag 01.01.2003 TEUR	Currency-changes Währungs-änderungen TEUR	Change in consolidated companies Veränderung des Konsolidierungs kreises TEUR	Reclassi-fication Umbuchung TEUR	Additions Zugänge aus Inve-stitionen TEUR	Disposals Abgänge TEUR	Balance at 31.12.2003 Stand 31.12.2003 TEUR
I. Intangible Assets **Immaterielle Vermögensgegenstände**							
1. Other Intangible Assets Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte und Werte sowie Lizenzen an solchen Rechten und Werten	20.486	-979	26	0	1.427	490	20.470
2. Goodwill Firmenwert	126.866	-1.932	9.768	0	14.788	9.716	139.774
	147.352	-2.911	9.794	0	16.215	10.206	160.244
II. Tangible Assets **Sachanlagen**							
1. Land, leasehold improvements and buildings including buildings on land owned by others Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	22.809	-930	0	-1.411	3.139	552	23.055
2. Technical equipment and machinery Technische Anlagen und Maschinen	19.471	-645	193	2.285	1.340	4.521	18.123
3. Other equipment, factory and office equipment Andere Anlagen, Betriebs- und Geschäftsausstattung	16.884	-948	10	-41	809	2.573	14.141
4. Lease Leasinggegenstände	2.270	-137	0	-833	469	324	1.445
	61.434	-2.660	203	0	5.757	7.970	56.764
III. Financial Assets **Finanzanlagen**							
1. Investments in affiliated companies Anteile an verbundenen Unternehmen	6.533	-28	72	-100	-1.218	87	5.172
2. Long-term securities Wertpapiere des Anlagevermögens	3.482	-223	0	100	34	2.468	925
3. Long-term borrowings to affiliated companies Ausleihungen an verbundene Unternehmen	0	0	0	0	162	0	162
	10.015	-251	72	0	-1.022	2.555	6.259
	218.801	-5.822	10.069	0	20.950	20.731	223.267

Depreciations-Amortisations/Abschreibungen							Book value/Buchwerte	
Balance at 01.01.2003 Vortrag 01.01.2003 TEUR	Currency-changes Währungs-änderungen TEUR	Change in consolidated companies Veränderung des Konsolidierungs-kreises TEUR	Reclassi-fication Umbuchung TEUR	Addition Abschreigung des Ge-schäftsjahres TEUR	Disposals Abgänge TEUR	Balance at 31.12.2003 Stand 31.12.2003 TEUR	Balance at 31.12.2003 Stand 31.12.2003 TEUR	Balance at 31.12.2002 Stand 31.12.2002 TEUR
11.026	-589	14	0	6.820	475	16.796	3.674	9.460
26.199	-244	0	0	30.353	0	56.308	83.466	100.667
37.225	-833	14	0	37.173	475	73.104	87.140	110.127
8.891	-328	0	0	847	1.463	7.947	15.108	13.918
16.942	-510	50	153	1.423	3.236	14.822	3.301	2.529
12.792	-743	5	-158	1.526	2.389	11.033	3.108	4.092
891	-132	0	5	347	274	837	608	1.379
39.516	-1.713	55	0	4.143	7.362	34.639	22.125	21.918
4.875	-9	0	0	0	40	4.826	346	1.658
404	-2	0	0	0	0	402	523	3.078
0	0	0	0	162	0	162	0	0
5.279	-11	0	0	162	40	5.390	869	4.736
82.020	*-2.557*	*69*	*0*	*41.478*	*7.877*	*113.133*	*110.134*	*136.781*

➤ III. Notes to consolidated financial statements of Kontron AG, Eching

➤ III. Konzernanhang der Kontron AG, Eching

➤ Principles and Methods

1. Business Activities and consolidated Accounting

Kontron is a multinational developer and manufacturer of high-quality embedded computers for deployment in medical equipment, in telecommunication equipment and in industrial control systems. On the 31st of December 2003, a total of 9 manufacturing subsidiaries (last year: 11) in Germany and abroad and their marketing subsidiaries belonged to the company in addition to the parent company, Kontron AG, Eching. In Germany, the manufacturing plants are in Eching (near Munich), in Kaufbeuren and in Deggendorf. Abroad, Kontron is maintaining production facilities in Canada, in the USA and in Taiwan. Currently, the Group sells its products in more than 20 countries, with the main focus on Europe, North America and Asia. The customer structure stretches from small companies to large-scale enterprises, mainly operating in the areas of industrial automation, telecommunications, media, retail trade and wholesale commerce, medical technology, in public services up to information services and wholesale retail outlets.

The consolidated accounts (consolidated balance sheet of the 31st of December 2003 and 2002, consolidated income statements, consolidated cash flow statements, and statements of changes in Group shareholders' equity in the business years 2003 and 2002) were calculated according to the accounting principles (US-GAAP), commonly accepted in the United States of America.

To exempt the Group from the obligation to prepare consolidated financial statements in accordance with German law, the consolidated accounts were supplemented by a Group management report and further notes in accordance with § 292a, German Commercial Code (HGB). The consolidated financial statements and the Group management report that must be deposited in the commercial register and published in the Federal Bulletin thus comply with the Fourth and Seventh Directives of the Council of the European Communities. We have based our interpretation of these directives on the German Accounting Standard No. 1 (DRS1) and No. 1a (DRS 1a).

The consolidated financial statements have been drawn up in Euros. If there is no specific indication to the contrary, all of the figures are given in thousands of Euros (TEUR).

➤ Grundlagen und Methoden

1. Geschäftstätigkeit und Konzernrechnungslegung

Kontron ist ein multinationaler Entwickler und Hersteller von hochwertigen Embedded Computers für den Einsatz in medizinischen Geräten, in Telekommunikationseinrichtungen und in industriellen Steuerungssystemen. Am 31. Dezember 2003 gehörten zum Konzern neben dem Mutterunternehmen, der Kontron AG, Eching, 9 produzierende Tochterunternehmen (Vorjahr: 11) im In- und Ausland und deren Vertriebstochtergesellschaften. Die Produktionsstandorte befinden sich im Inland in Eching (bei München), in Kaufbeuren und in Deggendorf. Im Ausland produziert Kontron in Kanada, in den USA und in Taiwan. Wir vermarkten derzeit unsere Produkte in mehr als zwanzig Ländern, wobei die Schwerpunkte in Europa, Nordamerika und in Asien liegen. Die Kundenstruktur reicht von kleinen Firmen bis zu Großfirmen, die hauptsächlich in den Bereichen industrielle Automatisierung, Telekommunikation, Medien, Einzel- und Großhandel, Medizintechnik, im öffentlichen Dienstleistungsbereich bis hin zu Informationsstellen und Verkaufsstellen tätig sind.

Die Konzernrechnungslegung (Konzernbilanzen zum 31. Dezember 2003 und 2002, Konzern- Gewinn- und Verlustrechnungen, Konzernkapitalflussrechnungen und Aufstellung über die Entwicklung des Konzerneigenkapitals der Geschäftsjahre 2003 und 2002) wurde nach den in den Vereinigten Staaten von Amerika allgemein anerkannten Rechnungslegungsgrundsätzen (US-GAAP) aufgestellt.

Zur Befreiung von der Pflicht zur Aufstellung eines Konzernabschlusses nach deutschem Recht wurde die Konzernrechnungslegung um einen Konzernlagebericht und weitere Erläuterungen gemäß § 292a HGB ergänzt. Damit entspricht der im Handelsregister zu hinterlegende und im Bundesanzeiger zu veröffentlichende Konzernabschluss und Konzernlagebericht der Vierten und Siebenten Richtlinie des Rates der Europäischen Gemeinschaften. Bei der Interpretation dieser Richtlinien haben wir uns auf den Deutschen Rechnungslegungsstandard Nr. 1 (DRS1) sowie Nr. 1a (DRS 1a) gestützt.

Der Konzernabschluss ist in Euro aufgestellt. Sofern nicht ausdrücklich anders vermerkt, erfolgen alle Angaben in Tausend Euro (TEUR).

2. Notes on the most significant Accounting, Valuation and consolidation Methods applied in the exempting consolidated financial Statements that diverge from German Law

Fundamental Differences: The German and US accounting methods are based on fundamentally different approaches. Although accounting in accordance with the German Commercial Code (HGB) gives priority to the principle of prudence and the protection of creditors, the primary goal of US accounting is to provide shareholders with information that is relevant to their decisions. For that reason, the comparability of the annual financial state-ments - from year to year and between different companies - and the accrual basis of profit reporting are accorded greater significance under US-GAAP than under HGB.

Accruals: In US balance sheet accounting practice, accruals are always reported under the liabilities rather than separately. In order to comply with the provisions of the EU directives, we report accruals separately in the notes to the balance sheet. The possibilities of forming accruals are regulated far more restrictively under US accounting regulations than under HGB. Accruals must be formed if there is an obligation to a third party, its availment is probable and the likely amount of the accrual can be estimated reliably. Accruals for expenses are not permissible under US accounting regulations.

Pension accruals are - contrary to German principles - determined in consideration of expected wage and salary increases. Their calculation is always based not on the discounting rate of 6 % that prevails under German tax law; instead, the respective real interest rates of individual countries flow into the amounts determined under US law.

Goodwill and intangible Assets with an indeterminate useful life: Under the US regulations, goodwill and intangible assets must be capitalized. Goodwill and intangible assets that originate from company acquisitions that were completed before July 1, 2001, or that were acquired before July 1, 2001, were depreciated regularly before December 31, 2001. Goodwill and intangible assets with an indeterminate useful life that were acquired after this date may no longer be depreciated regularly; instead, their value must be assessed in a way of a 2-step "impairment test" at least once per year.

The application of the acquisition method is mandatory for all company acquisitions that were completed after June 30, 2001. The setting off of goodwill against shareholders' equity without effect to the profit, which is possible under HGB, is not permissible.

2. Erläuterung der wesentlichen im befreienden Konzernabschluss vom deutschen Recht abweichend angewandten Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden

Grundsätzliche Unterschiede: Hinter der deutschen und der US-amerikanischen Rechnungslegung stehen grundsätzlich unterschiedliche Betrachtungsweisen. Während die Rechnungslegung nach HGB das Vorsichtsprinzip und den Gläubigerschutz in den Vordergrund stellt, ist die Bereitstellung entscheidungsrelevanter Informationen für den Aktionär das vorrangige Ziel der US-Rechnungslegung. Daher wird auch der Vergleichbarkeit der Jahresabschlüsse - sowohl über verschiedene Jahre hinweg als auch von unterschiedlichen Unternehmen - sowie der periodengerechten Erfolgsermittlung nach US-GAAP ein höherer Stellenwert eingeräumt als nach HGB.

Rückstellungen: Rückstellungen werden in der US-amerikanischen Bilanzierungspraxis grundsätzlich nicht separat, sondern unter den Verbindlichkeiten (Liabilities) ausgewiesen. Um die Vorschriften der EU-Richtlinien zu erfüllen, weisen wir Rückstellungen in den Erläuterungen zur Bilanz gesondert aus. Die Möglichkeiten zur Bildung von Rückstellungen sind in der US-Rechnungslegung deutlich restriktiver geregelt als nach HGB. Rückstellungen sind zu bilden, wenn eine Verpflichtung gegenüber einem Dritten besteht, die Inanspruchnahme wahrscheinlich und die voraussichtliche Höhe des notwendigen Rückstellungsbetrages zuverlässig abzuschätzen ist. Aufwandsrückstellungen sind nach US-amerikanischen Vorschriften nicht zulässig.

Pensionsrückstellungen werden - anders als nach deutschen Grundsätzen - unter Berücksichtigung erwarteter Lohn- und Gehaltssteigerungen ermittelt. Zur Berechnung wird grundsätzlich nicht der im deutschen Steuerrecht geltende Abzinsungssatz von 6 % zugrunde gelegt; vielmehr fließen in den US-Wert die jeweiligen Realzinsen einzelner Länder ein.

Firmenwert und immaterielle Vermögenswerte, die eine unbestimmte Nutzungsdauer aufweisen: Der Firmenwert und immaterielle Vermögenswerte müssen nach US-amerikanischen Vorschriften aktiviert werden. Geschäftswerte und immaterielle Vermögenswerte, die aus vor dem 01. Juli 2001 abgeschlossenen Unternehmenserwerben stammen bzw. deren Anschaffung vor dem 01. Juli 2001 erfolgte, wurden noch bis 31. Dezember 2001 planmäßig abgeschrieben. Geschäftswerte und immaterielle Vermögenswerte mit unbestimmter Nutzungsdauer, die nach diesem Zeitpunkt angeschafft wurden, sind nicht mehr planmäßig abzuschreiben, sondern mindestens einmal jährlich im Wege eines zweistufigen sogenannten „Impairment-Tests", auf ihre Werthaltigkeit zu untersuchen.

Negative goodwill is, contrary to German regulations, fully dissolved affecting the profit in the financial year 2002.

Die Anwendung der Erwerbsmethode ist für alle Unternehmenserwerbe zwingend vorgeschrieben, die nach dem 30. Juni 2001 abgeschlossen wurden. Die nach HGB mögliche erfolgsneutrale Verrechnung von Geschäftswerten mit dem Eigenkapital ist nicht zulässig.
Negative Firmenwerte sind im Gegensatz zu deutschem Recht im Geschäftsjahr 2002 vollständig ertragswirksam aufgelöst worden.

Non-Scheduled Depreciation: Under US regulations, the non-scheduled (irregular) depreciation of fixed assets must be carried out when the sum of the non-discounted cash flows from their further use falls below the book value. This so-called recoverability test is prescribed only if there are specific indications that a valuation allowance is necessary. The HGB does not provide for such a test. If there are specific indications that a valuation allowance is necessary, a direct comparison is made between the book value and the attributable value.

Ausserplanmäßige Abschreibungen: Außerplanmäßige Abschreibungen sind nach US-amerikanischen Vorschriften im Anlagevermögen vorzunehmen, wenn die Summe der undiskontierten Cash Flows aus der weiteren Nutzung unter den Buchwert sinkt. Dieser sogenannte „Recoverability"-Test ist nur bei konkreten Anzeichen auf Wertberichtigungsbedarf vorgeschrieben. Das HGB sieht einen solchen Test nicht vor. Bei Vorliegen konkreter Anzeichen auf Wertberichtigungsbedarf wird direkt ein Vergleich zwischen Buchwert und beizulegendem Wert durchgeführt.

Own Shares: Under US-GAAP, own shares are openly deducted from shareholders' equity at acquisition cost. German law, by way of contrast, prescribes the reporting of own shares under current investments and their valuation according to the lower-of-cost-or-market principle. Parallel to that, a reserve of the same amount must be created for own shares. On the other hand, German law provides for the open deduction of shares that are intended for redemption. In this case, the pro rata nominal value must be deducted from the subscribed capital and the difference between the nominal value and the purchase price must be set off against the other earnings reserves. Acquisition costs above and beyond that must be credited to expenses.

Eigene Anteile: Nach US-GAAP werden eigene Anteile zu Anschaffungskosten offen vom Eigenkapital abgesetzt. Demgegenüber ist nach deutschem Recht der Ausweis der eigenen Anteile unter den Wertpapieren des Umlaufvermögens und die Bewertung gemäß Niederstwertprinzip vorgeschrieben. Parallel ist in gleicher Höhe eine Rücklage für eigene Anteile zu bilden. Für Anteile, die zur Einziehung bestimmt sind, ist nach deutschem Recht hingegen die offene Absetzung vorgesehen. In diesem Fall ist der anteilige Nennbetrag vom gezeichneten Kapital abzusetzen und der Unterschiedsbetrag zwischen dem Nennwert und dem Kaufpreis ist mit den anderen Gewinnrücklagen zu verrechnen. Darüber hinausgehende Anschaffungskosten sind aufwandswirksam zu berücksichtigen.

Unrealized Profits: Under German law, the imparity principle stipulates that only unrealized losses should be reported in the balance sheet; under US-GAAP, however, certain unrealized profits also have to be reported. This is reflected particularly in the recording of unrealized profits from the cut-off date valuation of foreign currency amounts and derivative financing instruments.
The German accounting regulations stipulate that securities must be reported at acquisition cost or market value, whichever is lower. The US accounting regulations, on the other hand, also require securities to be reported in the balance sheet at higher market values, with the changes in market value being recorded either directly in the income statement or under shareholders' equity.

Unrealisierte Gewinne: Nach deutschem Recht sind dem Imparitätsprinzip zufolge nur unrealisierte Verluste zu bilanzieren, während nach US-GAAP auch bestimmte unrealisierte Gewinne ausgewiesen werden müssen. Dies schlägt sich insbesondere bei der Erfassung unrealisierter Gewinne aus der Stichtagsbewertung von Fremdwährungsbeträgen und derivativen Finanzinstrumenten nieder.
Wertpapiere sind entsprechend den deutschen Bilanzierungsvorschriften zu Anschaffungskosten oder niedrigeren Marktwerten anzusetzen. Die US-amerikanischen Rechnungslegungsvorschriften verlangen hingegen, dass Wertpapiere auch zu höheren Marktwerten zu bilanzieren sind, wobei die Veränderungen im Marktwert entweder unmittelbar in der Gewinn- und Verlustrechnung oder im Eigenkapital zu erfassen sind.

Leasing: Under US-GAAP, leased items are capitalized by the commercial rather than the legal owner. With the so-called „capital lease", the risks and opportunities inherent in the owner-

Leasing: Die Aktivierung von Leasing-Gegenständen erfolgt nach US-GAAP nicht beim rechtlichen, sondern beim wirtschaftlichen Eigentümer. Beim sogenannten „Capital Lease" liegen die Risiken ship of the leased item lie predominantly with the lessee, without any simultaneous devolution of legal ownership. Under US-GAAP, a capital lease of this kind is treated like a purchase, i.e. the lessee capitalizes the leased item and reports a corresponding liability. Accordingly, the lessor posts a receivable from sales financing and turnover from the sale of the leased item.

Deferred Taxes: Under US-GAAP there is a capitalization obligation for deferred tax assets and liabilities that result from temporary differences between tax bases and the assigned values in the consolidated balance sheet. Tax loss carryforwards, if they can be used, constitute a commercial advantage because of the reduced tax payments in the future. The future (deferred) tax advantage must therefore, depending on its realizability, be capitalized on the date that the loss was incurred.

Minority Shares: Different to HGB are within US-GAAP rules the minority shares not part of the income statement and the equity.

Other Deviations: Other deviations are mainly treatment of public offerings, merging cost, stock options and side cost at acquisitions.

3. Accounting and Consolidation Principles

Consolidation Principles: Kontron AG and all of the substantial subsidiaries in which it holds a majority interest and that are under the factual and legal control of Kontron AG are included in the consolidated financial statements. The other investments are reported at acquisition cost. All of the significant commercial relationships with these subsidiaries in which the Group holds a majority interest were eliminated. Significant subsidiaries in which the Group holds a majority interest and whose shares were acquired with the intention of resale in the near future were reported using the equity method.
The capital consolidation is carried out according to SFAS No.141 ("Business Combinations") following the acquisition method by offsetting acquisition cost with the remaining equity at acquisition date (Purchase Method of Accounting). A remaining positive difference will be activated in the asset statement as goodwill. If the value of the acquired assets supersedes the acquisition cost it only results in a difference if after degrees of valuation of certain assets a difference remains. This will be treated as other income. In the financial statements all cost and profits between the consolidated entities are eliminated.
Companies that are planned for resale within a year of acquisition date are calculated with the at-equity method, according to

und Chancen aus dem Eigentum am Leasing-Gegenstand überwiegend beim Leasing-Nehmer, ohne dass zugleich das rechtliche Eigentum übergeht. Nach US-GAAP wird ein solcher „Capital Lease" wie ein Kauf behandelt, d.h. der Leasing-Nehmer aktiviert den Leasing-Gegenstand und weist eine entsprechende Verbindlichkeit aus. Dementsprechend bucht der Leasing-Geber eine Forderung aus Absatzfinanzierung ein und einen Umsatz aus dem Verkauf des Leasing-Gegenstandes.

Latente Steuern: Nach US-GAAP besteht eine Ansatzpflicht für aktive und passive latente Steuern, die aus temporären Differenzen zwischen steuerlichen Wertansätzen und den Wertansätzen in der Konzernbilanz entstehen. Steuerliche Verlustvorträge stellen, soweit nutzbar, wegen der künftig verminderten Steuerzahlungen einen wirtschaftlichen Nutzen dar. Zum Zeitpunkt der Verlustentstehung ist daher der künftige (latente) Steuervorteil in Abhängigkeit von seiner Realisierbarkeit zu aktivieren.

Anteile Konzernfremder: Nach US-GAAP sind im Gegensatz zum HGB die Anteile Konzernfremder nicht Bestandteil des Jahresergebnisses und des Eigenkapitals.

Weitere Abweichungen: Die sonstigen Abweichungen betreffen im Wesentlichen die Unterschiede in der Behandlung von Börseneinführungs- und Fusionskosten, Aktienoptionen, sowie Anschaffungsnebenkosten bei Unternehmenskäufen.

3. Grundsätze der Rechnungslegung und Konsolidierung

Konsolidierungsgrundsätze: Die Kontron AG und alle wesentlichen, in Mehrheitsbesitz stehenden Tochterunternehmen, die unter der rechtlichen und faktischen Kontrolle der Kontron AG stehen, sind in den Konzernabschluss einbezogen. Die übrigen Beteiligungen sind zu Anschaffungskosten angesetzt. Alle signifikanten Geschäftsbeziehungen zu diesen in Mehrheitsbesitz stehenden Tochtergesellschaften werden eliminiert.
Wesentliche, in Mehrheitsbesitz befindliche Tochterunternehmen, deren Anteile mit der Absicht der Weiterveräußerung in naher Zukunft erworben wurden, werden nach der Equity-Methode bilanziert.
Die Kapitalkonsolidierung erfolgt nach SFAS No.141 („Business Combinations") gemäß der Erwerbsmethode durch Verrechnung der Anschaffungskosten mit dem verbleibenden Eigenkapital zum Erwerbszeitpunkt (Purchase Method of Accounting). Ein verbleibender positiver Unterschiedsbetrag wird in der Bilanz als Firmenwert (Goodwill) aktiviert. Ist der Zeitwert des übernommenen Reinvermögens höher als die Anschaffungskosten, ergibt sich ein passiver Unterschiedsbetrag nur insoweit, als nach Abstockung der Wertansätze bestimmter Vermögenswerte ein solcher verbleibt. Dieser wird als gesonderter Ertrag erfasst.

APB 18. All important inter-company allocations and transactions as well as all intercompany profit and loss accomplished by a company balanced with at-equity method, are eliminated.

Im Konzernabschluss werden alle Forderungen und Verbindlichkeiten, sowie Aufwendungen und Erträge zwischen den einbezogenen Unternehmen eliminiert.
Unternehmen, bei deren Erwerb ein Wiederverkauf binnen Jahresfrist beabsichtigt ist, werden gemäß APB 18 nach der At-Equity-Methode bewertet. Alle bedeutenden konzerninternen Verrechnungen und Transaktionen sowie konzerninterne Gewinne und Verluste, die mit At-Equity bilanzierten Unternehmen durchgeführt werden, werden eliminiert.

Foreign currency Translation: The assets and debts of the foreign subsidiaries whose functional currency is not the euro are translated in accordance with the functional currency concept at the mean rate of exchange on the balance sheet cut-off date, and the expenses and income are translated into euro at the sales-weighted average exchange rates for the year. Translation gains or losses from the conversion of the foreign financial statements into the Group currency are reported as comprehensive income not affecting results within shareholders' equity.
The Company follows a translation policy in accordance with FAS No. 52, "Foreign Currency Translation". Due to the hyperinflationary conditions prevailing in the economy of the RF (Russian Federation) in 2002 and 2001, the euro (the Company's reporting currency) was designated as the Company's functional currency. Effective from January 1, 2003, the Russian economy ceased to be considered hyperinflationary for accounting purposes. The management determined rouble as functional currency (base currency).

Währungsumrechnung: Die Vermögenswerte und Schulden der ausländischen Tochterunternehmen, deren funktionale Währung nicht Euro ist, werden nach dem Konzept der funktionalen Währung mit den Mittelkursen am Bilanzstichtag, die Aufwendungen und Erträge mit den Jahresdurchschnittskursen in Euro umgerechnet. Währungsgewinne oder -verluste aus der Umrechnung der ausländischen Jahresabschlüsse in die Konzernwährung werden als erfolgsneutrale Eigenkapitalveränderungen innerhalb des Eigenkapitals gezeigt.
Die Umrechnungspraxis der Gesellschaft entspricht SFAS No. 52 („Foreign Currency Translation"). Aufgrund der 2002 und 2001 in der Russischen Föderation vorherrschenden hyperinflationären Wirtschaftsverhältnisse wurde der Euro (die Berichtswährung der Gesellschaft) als funktionale Währung der Gesellschaft festgelegt. Mit Wirkung vom 1. Januar 2003 gilt die russische Wirtschaft zu Bilanzierungszwecken nicht mehr als hyperinflationär. Als funktionale Währung der dort ansässigen Gesellschaften wurde der Russische Rubel identifiziert.

Realization of Sales: Sales revenues from the sale of products are posted at the time of delivery, since the company regards the value-added as completed at this point. Sales from services and technological consulting are realized after the order has been completed. The sales revenues are reported at their net value, i.e. less discounts, rebates and returns.

Umsatzrealisierung: Umsätze aus Produktverkäufen werden im Zeitpunkt der Auslieferung erfasst, da die Gesellschaft zu diesem Zeitpunkt die Wertschöpfung als abgeschlossen betrachtet. Umsätze aus Dienstleistungen und Technologieberatung werden nach Durchführung des Auftrages realisiert. Die Umsatzerlöse werden in Höhe ihres Nettowertes, d.h. abzüglich Skonti, Rabatte und Rücksendungen ausgewiesen.

Product-Related Expenses: Expenses incurred for advertising, sales promotion and other sales-related activities are charged to operations at the time when they are incurred. Provisions for warranties are formed at the time of delivery. Research and development expenses are charged to operations when they are incurred.

Produktbezogene Aufwendungen: Aufwendungen für Werbung und Absatzförderung sowie sonstige absatzbezogene Aufwendungen werden im Zeitpunkt ihres Anfalls ergebniswirksam erfasst. Rückstellungen für Gewährleistungen werden im Zeitpunkt der Auslieferung gebildet. Aufwendungen für Forschung und Entwicklung werden bei Anfall ergebniswirksam behandelt.

Comprehensive Income: According to SFAS 130 („Reporting Comprehensive Income"), the components of the comprehensive income must be reported separately. The comprehensive income comprises the result for the year from the income statement and the other comprehensive income that has no impact on results.

Comprehensive Income (Gesamtergebnis): Nach SFAS 130 („Reporting Comprehensive Income") sind die Bestandteile des Comprehensive Income gesondert darzustellen. Das Comprehensive Income setzt sich zusammen aus dem Jahresergebnis der Gewinn- und Verlustrechnung und den ergebnisneutralen Eigenkapitalveränderungen (Other Comprehensive Income).

In the financial years 2002 and 2003, the comprehensive income developed as follows:

In den Geschäftsjahren 2002 und 2003 entwickelte sich das Comprehensive Income wie folgt:

	Continued Operations	Discontinued Oparations	Change in acc. principles	Net income for the year Jahresüberschuss	Comprehensive income not arrecting results Ergebnisneutrale Eigenkapitalveränderungen		Total Insgesamt
					from market valuation of secur. aus Marktbewertung von Wertpap.	from foreign currency trans. aus Währungsumrechnung	
2002	1.137	-2.932	2.464	669	0	-11.697	11.028
2003	-28.565	0	0	-28.565	0	-5.355	-33.920

Earning per share: If dilution effects are present, two ratios must be stated for earnings per share. The ratio „basic earnings per share" does not take account of the dilution effect; the consolidated net income for the year is divided by the weighted average number of shares issued. The ratio „diluted earnings per share" takes account not only of shares that were actually issued, but also shares that can be obtained by means of option rights. The consolidated net income for the year constitutes the aggregate results generated in the Group during the year, with the shares held by minority shareholders being deducted or added back. Earnings per share are calculated by dividing the net income for the year by the average number of shares that were issued. Note 28 describes how earnings per share and diluted earnings per share are determined.

Ergebnis je Aktie: Bei Vorliegen von Verwässerungseffekten durch ausgegebene Wandlungs- oder Optionsrechte sind zwei Kenngrößen für das Ergebnis je Aktie anzugeben. Bei der Kenngröße „Ergebnis je Aktie" („basic earnings per share") wird der Verwässerungseffekt nicht berücksichtigt; der Konzernjahresüberschuss wird durch den gewogenen Durchschnitt der Zahl der ausgegebenen Aktien dividiert. Die Kenngröße „Ergebnis je Aktie (voll verwässert)" („diluted earnings per share") berücksichtigt nicht nur tatsächlich ausgegebene, sondern auch aufgrund von Optionsrechten erhältliche Aktien. Der Konzernjahresüberschuss stellt das im Konzern insgesamt erwirtschaftete Ergebnis des Jahres dar, von dem die auf Minderheitsgesellschafter entfallenden Anteile abgesetzt oder hinzugerechnet sind. Das Ergebnis je Aktie errechnet sich durch Division des Jahresüberschusses mit der durchschnittlichen Anzahl der insgesamt ausgegebenen Aktien. Die Ermittlung des Ergebnisses je Aktie und des Ergebnisses je Aktie (voll verwässert) ist in Anmerkung 28 dargestellt.

Intangible fixed Assets: Intangible fixed assets that are purchased are valued at acquisition cost and, with the exception of goodwill, depreciated using the straight-line method over their probable useful life of three to eight years. The book values of the intangible fixed assets are regularly checked in case there is any need for an additional valuation allowance.

Immaterielle Anlagewerte: Erworbene immaterielle Vermögenswerte werden zu Anschaffungskosten bewertet und mit Ausnahme der Firmenwerte linear über ihre voraussichtliche Nutzungsdauer von 3 bis 8 Jahren abgeschrieben. Die Buchwerte der immateriellen Vermögenswerte werden regelmäßig auf einen zusätzlichen Wertberichtigungsbedarf überprüft.

Acquisitions and Goodwill: SFAS 142 "Goodwill and Other Intangible Assets" (SFAS 142) states that goodwill may not be depreciated over the determined period. Goodwill has to be evaluated annually or after circumstances causing a lower market value of the relevant reporting unit.

The evaluation of goodwill includes two steps:
In the first step the market value of a reporting unit is compared with book value including goodwill. A higher book value indicates a possible need rot devaluation of goodwill, which requires a second step.
In the second step the implicite value of goodwill of a reporting unit is compared with the book value of this goodwill. The implicite market value of goodwill is deferred as the difference bet-

Unternehmenskäufe und Firmenwerte: Gemäß SFAS No.142 „Goodwill and Other Intangible Assets" (SFAS 142) darf der Goodwill nicht planmäßig über die voraussichtliche Nutzungsdauer abgeschrieben werden, sondern muss jährlich bzw. bei Eintritt besonderer Ereignisse, die zu einer Verringerung des Marktwertes der jeweiligen Berichtseinheit (Reporting Unit) führen können, auch unterjährig einer Werthaltigkeitsprüfung (Impairment Test) unterzogen werden.
Die Werthaltigkeitsprüfung des Goodwill umfasst zwei Prüfschritte:
In einem ersten Schritt wird der Marktwert einer Reporting Unit mit dem Buchwert einschließlich Goodwill verglichen. Falls der Buchwert den Marktwert einer Reporting Unit übersteigt, gilt dies als Anzeichen für einen möglichen Wertberichtigungsbedarf des Goodwill, und es ist ein zweiter Prüfschritt erforderlich.

ween market value of reporting unit and all activated assets and debt related to the reporting unit. Similar the procedure of acquisition (Purchase Price Allocation) according to SFAS 141. If the implicite market value is below of the book value of this, goodwill extraordinary depreciation has to occur.
In the first quarter of 2002, goodwill amounting to TEUR 9,500 was amortized within the framework of a value assessment. On the other hand were profits from liquidation of negative goodwill amounting to TEUR 12,344. The repeat value assessment carried out at Kontron at the end of 2002 came to the conclusion that there was further need for a valuation allowance as of December 31, 2002 amounting to TEUR 380.
In 2003, certain reporting units showed evidence for decreasing value within the financial year. Therefore, value assessments were carried out. These assessments resulted in amortization of goodwill and intangible fixed assets emerging from acquisition amounting to TEUR 34,700. The repeat value assessment carried out at Kontron at the end of 2003 came to the conclusion that there was no further need for a valuation allowance.

Software Costs: The Kontron Group equips particular components of its products with software. As soon as the technical feasibility of a product becomes clear, the costs incurred by the Group until the products are ready for series production are insignificant. SFAS 86, which deals with the production costs of computer software that is intended for sale, lease or some other marketing method, has no significant impact on the consolidated financial statements.

Tangible fixed Assets and other Long-Term Assets: The tangible fixed assets are reported in the balance sheet at acquisition or production cost less scheduled or non-scheduled depreciation. The scheduled depreciation is carried out using the straight-line or declining-balance method over the period of the probable useful life. In the process, the following depreciation periods are assumed: 25 to 60 years for buildings, 8 to 20 years for real estate fixtures and fittings, 3 to 8 for technical installations and machines and 2 to 10 years for factory and office equipment. The book values of the tangible fixed assets are examined for their value as soon as changed general conditions or specific events indicate that non-scheduled deprecations at the lower attributable value could be necessary. The value of the tangible fixed

In diesem zweiten Prüfschritt wird der implizite Marktwert des Goodwill einer Reporting Unit mit dem Buchwert dieses Goodwill verglichen. Der implizite Marktwert des Goodwill entspricht dem Unterschiedsbetrag zwischen dem Marktwert der Reporting Unit und den auf sämtliche Vermögensgegenstände und Schulden der Reporting Unit zugeordneten Marktwerten, ähnlich der Vorgehensweise im Rahmen einer Unternehmensakquisition (so genannte Purchase Price Allocation) gemäß SFAS No.141. Unterschreitet der implizite Marktwert den Buchwert dieses Goodwill, so ist in Höhe des Unterschiedsbetrages eine außerplanmäßige Abschreibung vorzunehmen.
Im ersten Quartal 2002 wurden im Rahmen einer Werthaltigkeitsuntersuchung Abschreibungen auf Firmenwerte in Höhe von TEUR 9.500 vorgenommen. Demgegenüber standen Erträge aus der Auflösung eines negativen Firmenwertes von TEUR 12.344. Bei der zum Jahresende 2002 erneut durchgeführten Werthaltigkeitsuntersuchung der Kontron wurde ein weiterer Wertberichtigungsbedarf zum 31. Dezember 2002 in Höhe von TEUR 380 festgestellt.
In 2003 lagen unterjährig bei bestimmten Berichtseinheiten Anzeichen auf Wertminderungen vor. Es wurden daraufhin Werthaltigkeitsuntersuchungen durchgeführt. Im Rahmen dieser Untersuchungen ergaben sich Abschreibungen auf Firmenwerte in Höhe von TEUR 30.337 und durch Akquisition entstandene immaterielle Vermögenswerte in Höhe von TEUR 5.139. Zum Jahresende 2003 wurde die Werthaltigkeit der Firmenwerte erneut überprüft, dabei wurde kein weiterer Wertberichtigungsbedarf festgestellt.

Softwarekosten: Die Kontron Gruppe stattet bestimmte Komponenten ihrer Produkte mit Software aus. Sobald die technologische Machbarkeit eines Produktes feststeht, entstehen dem Konzern nur noch unwesentliche Kosten bis zur Entwicklung der Serienreife. Das SFAS 86 über die Behandlung von Herstellungskosten für Computersoftware, die verkauft, verleast oder anderweitig auf den Markt gebracht werden soll, hat keine wesentliche Auswirkung auf den Konzernabschluss.

Sachanlagen und anderes langfristiges Vermögen: Die Sachanlagen sind zu Anschaffungs- oder Herstellungskosten abzüglich planmäßiger und außerplanmäßiger Abschreibungen bilanziert. Die planmäßigen Abschreibungen erfolgen nach der linearen oder degressiven Methode über den Zeitraum der voraussichtlichen Nutzungsdauer. Hierbei wird von folgenden Abschreibungszeiträumen ausgegangen: 25 bis 60 Jahre für Gebäude, 8 bis 20 Jahre für Grundstückseinrichtungen, 3 bis 8 Jahre für technische Anlagen und Maschinen sowie 2 bis 10 Jahre für die Betriebs- und Geschäftsausstattung. Die Buchwerte der Sachanlagen werden auf Werthaltigkeit überprüft, sobald veränderte Rahmenbedingungen oder konkrete Ereignisse darauf hindeuten, dass außerplanmäßige Abschreibungen auf den niedrigeren beizuleassets is assessed with the help of a comparison of the book value with the future net cash flow that can be generated through use. The depreciation to be carried out is designated as the difference between the book value and the market value. Tangible fixed assets that are intended for sale are reported in the balance sheet at book value or market value, whichever is lower, less selling costs.

Securitys and Equity Interests: Securities are classified as „held to maturity" and are valued together with ongoing acquisition costs using the effective yield method. Interests emerging in the course of time are calculated effecting net income; insofar asset value of securities increases. Extraordinary amortizations will take place, if interest on the market rises in comparison to interest rate of securities.

Inventories: The inventories are reported at acquisition or production cost or market prices, whichever is lower; the average method is generally applied. The production costs include not only the cost of materials and itemized production costs, but also pro rata material costs and factory overhead expenses including depreciations.

Recaivables: The receivables are reported at nominal value less valuation allowances. The amount of the valuation allowances and the amounts falling due after more than one year are stated in the notes.

Accruals: The valuation of the pension obligations is based on the projected unit credit method. Tax accruals and other accruals are formed up to the amount of their probable availment if there exists an obligation to a third party and if their availment is probable.

Application of Estimated Values: To a certain extent, estimates and assumptions that influence the assets and liabilities reported in the balance sheet, the statement of contingent liabilities on the balance sheet cut-off date and the reporting of income and expenses must be made in the consolidated financial statements. The actual figures can diverge from these estimates.

Taxes on income: Deferred items for deferred tax assets and liabilities are formed for tax burdens that are expected to be higher or lower as a result of divergences between the national tax bases and the figures from the US-GAAP tax basis. These are time-related valuation divergences in respect of assets and debts

genden Wert erforderlich sein könnten. Die Werthaltigkeit der Sachanlagen wird anhand eines Vergleiches von Buchwert und den zukünftig, durch die Nutzung erzielbaren Netto-Cashflows beurteilt. Die vorzunehmende Abschreibung wird als Unterschied zwischen dem Buchwert und dem Marktwert bestimmt. Sachanlagen, die veräußert werden sollen, werden mit dem niedrigeren Wert aus Buchwert und Verkehrswert abzüglich Verkaufskosten bilanziert.

Wertpapiere und Beteiligungen: Wertpapiere sind als „held to maturity" klassifiziert und werden mit den fortgeführten Anschaffungskosten unter der Verwendung der Effektivzinsmethode bewertet. Zinsen, die im Laufe der Zeit entstehen, werden erfolgswirksam verrechnet, insoweit steigt der Buchwert des Wertpapiers an. Außerplanmäßige Abschreibungen werden vorgenommen, wenn der Marktzins im Vergleich zum Zinssatz des Wertpapiers steigt.

Vorräte: Die Vorräte werden zum niedrigeren Wert aus Anschaffungs- oder Herstellungskosten und Marktpreisen angesetzt; dabei kommt im Wesentlichen die Durchschnittsmethode zur Anwendung. Die Herstellungskosten enthalten neben den Material- und Fertigungseinzelkosten anteilige Material- und Fertigungsgemeinkosten einschließlich Abschreibungen.

Forderungen: Die Forderungen werden zum Nennwert abzüglich Wertberichtigungen ausgewiesen. In den Anmerkungen sind die Höhe der Wertberichtigungen und die Beträge mit einer Fälligkeit von über einem Jahr angegeben.

Rückstellungen: Die Bewertung der Pensionsverpflichtungen beruht auf dem Anwartschaftsbarwertverfahren (projected unit credit method). Steuerrückstellungen und sonstige Rückstellungen werden in Höhe der voraussichtlichen Inanspruchnahme gebildet, wenn eine Verpflichtung gegenüber Dritten besteht und die Inanspruchnahme wahrscheinlich ist.

Verwendung von Schätzwerten: Im Konzernabschluss müssen in einem gewissen Umfang Schätzungen vorgenommen und Annahmen getroffen werden, die die bilanzierten Vermögenswerte und Verbindlichkeiten, die Angabe von Eventualverbindlichkeiten am Bilanzstichtag und den Ausweis von Erträgen und Aufwendungen beeinflussen. Die tatsächlichen Werte können von diesen Schätzungen abweichen.

Steuern vom Einkommen und vom Ertrag: Abgrenzungsposten für aktive und passive latente Steuern werden für erwartete Steuermehr- oder Steuerminderbelastungen gebildet, die aus Abweichungen zwischen den nationalen Steuerbilanzwerten und den Werten der US-GAAP-Bilanz resultieren. Hierbei handelt es and time-related divergences resulting from consolidating entries that are treated as income. The deferred taxes are calculated applying the tax framework that is expected at the time of the likely reversal of the divergences.

sich um zeitliche Bewertungsunterschiede von Vermögenswerten und Schulden sowie um zeitliche Unterschiede aufgrund erfolgswirksamer Konsolidierungsbuchungen. Die latenten Steuern werden unter Verwendung der im Zeitpunkt der voraussichtlichen Auflösung der Differenzen erwarteten steuerlichen Rahmenbedingungen berechnet.

Employee Share Ownership: The Company makes use of SFAS 123, „Accounting for Stock-Based Compensation", to report employee shareholdings in the balance sheet in compliance with Accounting Principles Board Opinion No. 25 (APB 25), „Accounting for Stock Issued to Employees". This stipulates that personnel expenses resulting from the issuance of shares to employees at below their market value are spread over the period in which the right to acquire the shares was earned. Option rights with an exercise price that is no lower than the share price at the time of their granting are not classified as personnel expenses.

Mitarbeiterbeteiligung: Die Gesellschaft macht vom SFAS 123 „Accounting for Stock-Based Compensation" Gebrauch, Mitarbeiterbeteiligungen entsprechend der Accounting Principles Board Opinion No. 25 (APB 25), „Accounting for Stock Issued to Employees" zu bilanzieren. Danach werden Personalaufwendungen, die aus der Abgabe von Aktien unter dem Marktwert an Mitarbeiter resultieren, über den Zeitraum verteilt, in dem das Recht zum Bezug der Aktien verdient wurde. Optionsrechte mit einem Ausübungspreis, der nicht niedriger ist als der Aktienkurs zum Zeitpunkt der Gewährung, gehören nicht zu Personalaufwendungen.

Concentration of the Credit Risk: The Group companies develop, manufacture, market and support computer systems for customers in various branches of industry and in a number of countries. The companies regularly examine the supplier's credit that they grant to the customers and usually demand no additional collateral. In 2002 and 2003, no single customer accounted for more than 10% of group sales.

Konzentration des Kreditrisikos: Die Konzernunternehmen entwickeln, produzieren, vermarkten und betreuen Computersysteme für Kunden in verschiedenen Industriebereichen und in mehreren Ländern. Die Gesellschaften überprüfen regelmäßig die den Kunden eingeräumten Lieferkredite und verlangen normalerweise keine zusätzlichen Sicherheiten. In 2002 und 2003 erzielte kein Einzelkunde mehr als 10% des Konzernumsatzes.

Minority Interests: Kontron reports the proportion of shareholders' equity held by third parties separately in the balance sheet as minority interests, and the profits accruing to the minority interests separately in the income statement. The minority interests amounting to TEUR 2,320 are accounted for primarily by the stake of 45.2% or TEUR 1,488 in Taiwan Mycomp Company Ltd. (TMC) held by external shareholders, the stake of 75.24% or TEUR 398 in Kontron Asia Inc. held by external shareholders, the stake of 35.36% or TEUR -668 in Kontron Mobile Computing (KMC) held by external shareholders, the stake of 47.49% or TEUR -58 in RT Soft ZAO held by external shareholders and the stack of 59.02% or TEUR 1,038 in Kontron China held by external shareholders.

Anteile in Fremdbesitz: Kontron weist den auf fremde Gesellschafter entfallenden Anteil am Eigenkapital als Anteile in Fremdbesitz gesondert in der Bilanz und den auf die Anteile in Fremdbesitz entfallenden Gewinn gesondert in der Gewinn- und Verlustrechnung aus. Die Anteile in Fremdbesitz in Höhe von insgesamt TEUR 5.478. betreffen im Wesentlichen mit TEUR 2.991 den von fremden Gesellschaftern gehaltenen Anteil von 45,2% an der Taiwan Mycomp Company Ltd. (TMC), mit TEUR 877 den von fremden Gesellschaftern gehaltenen Anteil von 24,76% an der Kontron Asia Inc., mit TEUR 721 den von fremden Gesellschaftern gehaltene Anteil von 35,36% an der Kontron Mobile Computing Inc. (KMC), und mit TEUR 757 den von fremden Gesellschaftern gehaltenen Anteil an Kontron China von 59,02%.

New Accounting Regulations: In July 2001, the FASB published the accounting standards SFAS 141 („Business Combinations") and SFAS 142 („Goodwill and Other Intangible Assets"). SFAS 141 requires the application of the purchase method for all company acquisitions that were initiated after June 30, 2001. SFAS 141 also makes a distinction between acquired intangible assets that must be capitalized or reported separately from goodwill and those that are incorporated into goodwill. SFAS 142 stipulates that goodwill is no longer subject to scheduled depreciation; instead, its value must be examined at least once per year. SFAS

Neue Rechnungslegungsvorschriften: Im Juli 2001 hat das FASB die Bilanzierungsstandards SFAS 141 („Business Combinations") und SFAS 142 („Goodwill and Other Intangible Assets") veröffentlicht. SFAS 141 verlangt die Anwendung der Erwerbsmethode („Purchase Method") für alle Unternehmenserwerbe, die nach dem 30. Juni 2001 initiiert wurden. SFAS 141 unterscheidet außerdem zwischen erworbenen immateriellen Vermögenswerten, die getrennt von einem Geschäftswert zu aktivieren bzw. zu berichten sind und solchen, die in den Geschäftswert einbezogen werden. SFAS 142 verlangt, dass Geschäftswerte nicht mehr

142 also stipulates that capitalized intangible assets with determinate useful lives must be depreciated regularly over their estimated useful life and must be examined in accordance with SFAS 144 (see below) to ascertain whether a valuation allowance is necessary. Capitalized intangible assets with indeterminate useful lives are not depreciated regularly; instead, they are examined in accordance with SFAS 142 for their value and are depreciated to the lowest value if necessary.
Kontron has been applying the regulations of SFAS 141 since July 1, 2001 and those of SFAS 142 since January 1, 2002. These statements stipulate that goodwill of companies that were acquired after June 30, 2001 and intangible assets with indeterminate useful lives that were acquired after June 30, 2001 are no longer depreciated regularly. Goodwill from acquisitions that were completed before July 1, 2001 and any intangible assets with indeterminate useful lives that were acquired before July 1, 2001 were still depreciated regularly up to December 31, 2001.
SFAS 142 requires Kontron, as part of the initial value assessment, to estimate whether there are any indications of declines in goodwill values as of January 1, 2002. For this purpose, Kontron determined (1) the reporting entities, (2) the respective net assets of the reporting entities after the attribution of assets and liabilities, including existing goodwill and intangible assets, to these reporting entities and (3) the current values of the reporting entities.
According to SFAS 141, negative goodwill of former company acquisition is liquidated in the financial year 2002 affecting the profit. Kontron did this as for 1. January 2002.
In August 2001, the FASB published SFAS 144 („Accounting for the Impairment or Disposal of Long-Lived Assets"). SFAS 144 maintains the previous regulation whereby a valuation adjustment must be taken into account only if the book value of the asset is no longer covered by the sum of the expected non-discounted cash flow that is expected from its further use in the future. Goodwill may no longer be attributed when book values are being determined. SFAS 144 stipulates that a plant that is earmarked for closure, a plant that is to be exchanged for a similarly functioning production facility or a plant that was returned to the shareholders as the result of secession must be reported in the balance sheet as a plant still in use until it has been disposed of. SFAS 144 requires that the remaining life of a plant must be adjusted accordingly if it is to be taken out of operation. SFAS 144 stipulates that fixed assets that are up for sale must be reported at book value or current value, whichever is lower, less expenses incurred in the sale, and that the scheduled depreciation must be terminated. According to this, future losses from discontinued activities may not be reported before they have been incurred. The Group has applied SFAS 144 since January 1, 2002. The application of SFAS 144 for the first time had no impact on the consolidated financial statements.

planmäßig abgeschrieben werden, sondern mindestens einmal jährlich auf ihre Werthaltigkeit zu untersuchen sind. SFAS 142 regelt weiterhin, dass aktivierte immaterielle Vermögenswerte mit bestimmter Nutzungsdauer planmäßig über ihre geschätzte Nutzungsdauer abzuschreiben und gemäß SFAS 144 (siehe unten) auf Wertberichtigungsbedarf zu untersuchen sind. Aktivierte immaterielle Vermögenswerte mit unbestimmter Nutzungsdauer werden nicht planmäßig abgeschrieben, sondern gemäß SFAS 142 auf ihre Werthaltigkeit untersucht und gegebenenfalls auf den niedrigeren Wert abgeschrieben.
Kontron wendet die Regelungen aus SFAS 141 seit 01. Juli 2001 und SFAS 142 seit 01. Januar 2002 an. Diese Statements verlangen, dass Geschäftswerte von Unternehmen, die nach dem 30. Juni 2001 erworben wurden und immaterielle Vermögenswerte mit unbestimmter Nutzungsdauer, die nach dem 30. Juni 2001 angeschafft wurden, nicht mehr planmäßig abgeschrieben werden. Geschäftswerte aus vor dem 01. Juli 2001 abgeschlossenen Unternehmenserwerben und jegliche immaterielle Vermögenswerte mit unbestimmter Nutzungsdauer, deren Anschaffung vor dem 01. Juli 2001 erfolgte, wurden noch bis 31. Dezember 2001 planmäßig abgeschrieben.
SFAS 142 schreibt vor, dass Kontron im Rahmen der erstmaligen Werthaltigkeitsuntersuchung beurteilen muss, ob Anzeichen für eine Wertminderung von Geschäftswerten zum 01. Januar 2002 vorliegen. Hierzu bestimmte Kontron (1) die Berichtseinheiten, (2) das jeweilige Nettovermögen der Berichtseinheiten nach Zuordnung von Vermögenswerten und Verbindlichkeiten einschließlich bestehender Geschäftswerte und immaterieller Vermögenswerte zu diesen Berichtseinheiten und (3) die Zeitwerte der Berichtseinheiten.
Negative Firmenwerte aus vergangenen Unternehmenserwerben wurden gemäß SFAS 141 im Geschäftsjahr 2002 ertragswirksam aufgelöst. Kontron hat die Auflösung per 1. Januar 2002 vorgenommen.
Im August 2001 wurde vom FASB SFAS 144 („Accounting for the Impairment or Disposal of Long-Lived Assets") veröffentlicht. SFAS 144 behält die bisherige Regelung bei, dass eine Wertberichtigung nur dann zu berücksichtigen ist, wenn der Buchwert des Anlagegegenstandes nicht mehr durch die Summe der für die Zukunft aus dessen weiterer Nutzung erwarteten undiskontierten Cash Flows gedeckt ist. Geschäftswerte sind bei der Bestimmung der Buchwerte nicht mehr zuzuordnen. SFAS 144 schreibt vor, dass eine zur Stilllegung vorgesehene Anlage, eine zum Tausch für eine funktionsgleiche Produktionsanlage bestimmte Anlage oder eine im Rahmen einer Abspaltung an die Anteilseigner zurückgegebene Anlage bis zu ihrem Abgang wie eine weiterhin genutzte Anlage zu bilanzieren ist. SFAS 144 verlangt, dass die Restnutzungsdauer einer Anlage entsprechend anzupassen ist, wenn diese außer Betrieb genommen werden soll. SFAS 144 regelt für Gegenstände des Anlagevermögens, die zum Verkauf

In April 2002, the FASB published SFAS 145 („Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections"). SFAS 145 stipulates that profits and losses from the redemption of debts must be reported as results from ordinary activities and not, as previously according to SFAS 4, as extraordinary income, unless the profits and losses fulfill the conditions for classification as extraordinary income according to APB 30. Furthermore, SFAS 145 supplements SFAS 13 („Accounting for Leases") to the effect that inconsistencies in the reporting and the valuation of sale and lease-back transactions and in contractual amendments whose commercial effects are similar to sale and lease-back transactions are to be treated equally. The provisions of SFAS 145 that deal with the rescission of SFAS 4 must be applied in annual financial statements that commence after May 15, 2002. The provisions of SFAS 145 that refer to SFAS 13 must be applied to transactions that take place after May 15, 2002. The application of this statement had no significant impact on the consolidated financial statements.

In July 2002, the FASB published SFAS 146 („Accounting for Costs Associated with Exit or Disposal Activities"). The statement stipulates that cost obligations associated with termination or disposal activities must be reported in the period in which the costs are incurred, provided that a reasonable estimate of the current value can be made. Previously, obligations of this kind could be reported as soon as the management committed itself to a restructuring plan. The requirements laid down by SFAS 146 apply prospectively to termination or disposal activities that are initiated after December 31, 2002. The retroactive adjustment of financial statements from earlier periods is not permitted. The application of this statement will influence the financial statements of the Group for termination or disposal activities that are initiated after December 31, 2002. This had no significant impact on the consolidated financial statements.

In November 2002, the FASB published Interpretation („FIN") 45 („Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB statements 5, 57 and 107 and rescission of FASB interpretation 34"). This interpretation clarifies the requirements of a guarantor to disclose, in his financial statements, the obligations arising from these guarantees that were given by him/her. FIN 45 also makes it clear that at the time the guarantee is promised, the guarantor must carry a liability amounting to the current value of the obligation that he/she has incurred as a result of granting the guarantee, if no higher amounting accrual for a probable loss deriving from utilization according to SFAS 5 is to be build. The disclosure requirements are mandatory in interim reports and consolidated financial statements for all periods that expire after December 15, 2002. The capitalization rules apply to guarantees and/or contingen-

stehen, dass diese mit dem niedrigerem Wert aus Buchwert und Zeitwert abzüglich Aufwendungen für den Verkauf anzusetzen sind und dass die planmäßige Abschreibung zu beenden ist. Demnach sind zukünftige Verluste aus aufgegebenen Aktivitäten nicht anzusetzen, bevor sie nicht eingetreten sind. Der Konzern wendete SFAS 144 erstmals zum 01. Januar 2002 an. Die erstmalige Anwendung von SFAS 144 hatte keine Auswirkungen auf den Konzernabschluss.

Im April 2002 veröffentlichte das FASB SFAS 145 („Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13 and Technical Corrections"). SFAS 145 verlangt, dass Gewinne und Verluste aus der Tilgung von Schulden als Ergebnis der gewöhnlichen Geschäftstätigkeit und nicht wie bisher nach SFAS 4 als außerordentliches Ergebnis ausgewiesen werden, es sei denn, die Gewinne und Verluste erfüllen die Voraussetzung für eine Klassifizierung als außerordentliches Ergebnis gemäß APB 30. Weiterhin ergänzt SFAS 145 SFAS 13 („Accounting for Leases"), dahingehend, dass Inkonsistenzen im Ausweis und der Bewertung von Sale- and Leaseback-Geschäften und solchen Vertragsänderungen, deren wirtschaftliche Auswirkungen Sale- and Leaseback-Transaktionen ähnlich sind, gleich zu behandeln sind. Die Vorschriften des SFAS 145 in Bezug auf die Aufhebung von SFAS 4 müssen in Jahresabschlüssen, die nach dem 15. Mai 2002 beginnen, angewendet werden. Die Vorschriften von SFAS 145, die sich auf SFAS 13 beziehen, sind für Transaktionen, die nach dem 15. Mai 2002 stattfinden, anzuwenden. Die Anwendung dieses Statements hatte keine wesentlichen Auswirkungen auf den Konzernabschluss.

Im Juli 2002 veröffentlichte das FASB SFAS 146 („Accounting for Costs Associated with Exit or Disposal Activities"). Das Statement erfordert, dass Verpflichtungen für Kosten in Zusammenhang mit Beendigungs- oder Veräußerungsvorgängen in der Periode angesetzt werden, in der die Kosten entstanden sind, sofern eine vernünftige Schätzung des Zeitwerts vorgenommen werden kann. Bisher konnten solche Verpflichtungen bereits angesetzt werden, wenn sich das Management zu einem Restrukturierungsplan (selbst) verpflichtete. Die Erfordernisse gemäß SFAS 146 gelten prospektiv für Beendigungs- oder Veräußerungsvorgänge, die nach dem 31. Dezember 2002 initiiert werden. Die rückwirkende Anpassung von Abschlüssen früherer Perioden ist nicht erlaubt. Die Anwendung dieses Statements erfolgte für alle Beendigungs- oder Veräußerungsvorgänge, die nach dem 31. Dezember 2002 initiiert wurden. Hieraus ergaben sich keine wesentlichen Auswirkungen auf den Konzernabschluss.

Im November 2002 hat das FASB die Interpretation („FIN") 45 ("Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others – an interpretation of FASB statements 5, 57, and 107 and recission of FASB interpretation 34") herausgegeben. Diese Incies that were granted and/or modified after December 31, 2002, and had no significant impact on the consolidated financial statements.

In December 2002, the FASB published the accounting standard („Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123"). This standard supplements SFAS 123 („Accounting for Stock-Based Compensation") with alternative transitional rules in the event of voluntary first-time application of the balance sheet reporting of stock-based remuneration on the basis of market values. In addition to that, SFAS 148 provides for additional information on the accounting method applied and the resultant impact on earnings, to be placed in a prominent position in the notes, in the balance sheet reporting of stock-based remuneration for all financial statements (even those for periods of less than one year). In the Kontron Group, stock-oriented remuneration is reported in the balance sheet on the basis of intrinsic values in accordance with APB 25, whereby personnel expenses are calculated as difference between reference costs and current market price of the underlying stock at the date of concession of stock-based remuneration. According to SFAS 123 however, personnel expenses associated with stock option plans are determined on the date of issue by means of the market price of the rights granted that is ascertained with the help of an option price model. The personnel expenses are spread over the exercise period and set off against the capital reserve. If there is a change to SFAS 123, the personnel expenses in the consolidated income statements will increase depending on the number, purchase price and other decisive conditions of the issued rights (see note 27).

In April 2003, the FASB published SFAS 149 („Amendment of Statement 133 in Derivative Instruments and Hedging Activities"). SFAS 149 contains clarifications and additions concerning balancing of derivative financial instruments and pure hedging according to SFAS 133. This standard is basically applied to all contracts made or modified after June 30, 2003. The application of this standard had no significant impact on the consolidated financial statements.

In December 2003, the FASB published FIN 46(„Consolidation of Variable Interest Entities"), covering how a company has to analyze if it controls another company other than by majority of votes and thus has to consolidate the other company if necessary. Kontron used FIN 46 for defining the basis of consolidation as for December 31, 2003, for the first time. From this arose no changes to the basis of consolidation. With publishing of the revised version FIN 46R in January 2003, FIN 46 was replaced. Kontron will apply FIN 46R in 2004. The company expects no significant impact on financial status, position and profitability.

In December 2003, the FASB published SFAS 132 („Employers' Disclosure about Pensions and Other Postretirement Benefits –

terpretation verdeutlicht die Angabepflichten, die ein Garantiegeber in seinem Abschluss zu den Verpflichtungen aus diesen von ihm gewährten Garantien zu machen hat. FIN 45 stellt zudem klar, dass ein Garantiegeber zum Zeitpunkt der Garantiezusage eine Passivierung in Höhe des Zeitwerts für die grundsätzliche Übernahme der Verpflichtung aus der Gewährung der Garantie vorzunehmen hat, die ihm aus der Gewährung der Garantie entstanden ist, sofern nicht eine betragsmäßig höhere Rückstellung für einen wahrscheinlichen Verlust aus der Inanspruchnahme gemäß SFAS 5 zu bilden ist. Die Angabepflichten sind in Zwischenberichten und Konzernabschlüssen für alle Perioden vorgeschrieben, die nach dem 15. Dezember 2002 enden. Die Ansatz- und Bewertungsvorschriften gelten für Garantien bzw. Haftungsverhältnisse, die nach dem 31. Dezember 2002 gewährt bzw. modifiziert wurden, wobei sich kein wesentlicher Effekt auf den Konzernabschluss ergab.

Im Dezember 2002 hat das FASB den Bilanzierungsstandard SFAS 148 („Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123") verabschiedet. Dieser Standard ergänzt SFAS 123 („Accounting for Stock-Based Compensation") um alternative Übergangsvorschriften bei einer freiwilligen Erstanwendung der auf Marktwerten basierenden Bilanzierung von aktienorientierter Vergütung. Darüber hinaus sieht SFAS 148 bei der Bilanzierung aktienorientierter Vergütung für alle (auch unterjährigen) Abschlüsse zusätzliche Anhangsangaben an hervorgehobener Stelle zur angewendeten Bilanzierungsmethode und zu den daraus resultierenden Ergebniseffekten vor. Im Kontron-Konzern erfolgt die Bilanzierung aktienorientierter Vergütung auf Grundlage von inneren Werten nach APB 25, wonach der Personalaufwand als Differenz zwischen von Referenzpreis und aktuellem Marktpreis der zugrunde liegenden Aktie zum Gewährungszeitpunkt der aktienorientierten Vergütung ermittelt wird. Nach SFAS 123 hingegen wird der Personalaufwand im Zusammenhang mit Stock-Option-Plänen zum Ausgabezeitpunkt über den mit Hilfe eines Optionspreismodells bestimmten Marktpreis der gewährten Rechte ermittelt. Der Personalaufwand wird über den Erdienungszeitraum verteilt und gegen die Kapitalrücklage verrechnet. Im Falle eines Übergangs auf SFAS 123 wird sich der Personalaufwand innerhalb der Konzern-Gewinn- und Verlustrechnung in Abhängigkeit von der Anzahl, dem Bezugspreis und anderen maßgeblichen Konditionen der ausgegebenen Rechte erhöhen (vgl. hierzu Anmerkung 27).

Im April 2003 hat das FASB SFAS 149 („Amendment of Statement 133 in Derivative Instruments and Hedging Activities") veröffentlicht. SFAS 149 enthält Klarstellungen und Ergänzungen bezüglich der Bilanzierung von derivativen Finanzinstrumenten und Absicherungsgeschäften nach SFAS 133. Dieser Standard ist grundsätzlich auf alle Verträge anzuwenden, die nach dem an amendment of FASB Statements No. 87, 88, and 106"; revised 2003). This balancing standard requires further attachments to assets of funds for obligation of pensions and other provision efforts, to obligations, net expenses and cashflow. The application of this regulation for the first time as for December 31, 2003, had no significant impact on the consolidated financial statements.

30. Juni 2003 abgeschlossen bzw. modifiziert werden. Die Anwendung dieses Standards hatte keinen wesentlichen Effekt auf den Konzernabschluss.

Im Dezember 2003 veröffentlichte des FASB FIN 46 („Consolidation of Variable Interest Entities"), die sich damit befasst, wie ein Unternehmen untersuchen muss, ob es ein anderes Unternehmen anders als durch Stimmrechte kontrolliert und infolgedessen gegebenenfalls das andere Unternehmen konsolidieren muss. Kontron hat FIN 46 erstmalig bei der Abgrenzung des Konsolidierungskreises zum 31. Dezember 2003 beachtet. Es ergab sich hieraus keine Veränderung des Konsolidierungskreises. Mit Veröffentlichung der überarbeiteten Fassung FIN 46R im Januar 2003 wurde FIN 46 ersetzt. Kontron wird FIN 46R ab 2004 anwenden. Die Gesellschaft erwartet hieraus keine wesentlichen Auswirkungen auf die Vermögens-, Finanz- und Ertragslage.

Im Dezember 2003 hat das FASB SFAS 132 („Employers' Disclosure about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106"; überarbeitet 2003) herausgegeben. Dieser Bilanzierungsstandard erfordert zusätzliche Anhangangaben zu den Fondsvermögen für die Verpflichtungen für Pensionen und für andere Versorgungsleistungen, zu den Verpflichtungen, zu den Netto-Aufwendungen sowie zu den Zahlungsströmen. Die erstmalige Anwendung dieser Vorschrift zum 31. Dezember 2003 ergab keine wesentlichen Auswirkungen auf den Konzernabschluss.

Market Value of the Financing Instruments: Owing to their relatively short terms to maturity, the book values of the other receivables, payables and accruals largely correspond to their prevailing market values. The book value of the long-term liabilities to banks also corresponds roughly to the prevailing market value, as a result of interest terms that the Company could currently obtain under similar conditions and residual maturities. As of the balance sheet cut-off date there were no hedging transactions to cover currency translation risks or interest rate risks.

Verkehrswert der Finanzinstrumente: Die Buchwerte der übrigen Forderungen, Verbindlichkeiten und Rückstellungen entsprechen wegen ihrer relativ kurzfristigen Fälligkeiten weitgehend den Verkehrswerten. Der Buchwert der langfristigen Bankverbindlichkeiten entspricht auf der Grundlage von Zinskonditionen, die die Gesellschaft derzeit unter ähnlichen Bedingungen und Restlaufzeiten erhalten könnte, ebenfalls in etwa dem Verkehrswert. Zur Absicherung von Währungsrisiken oder Zinsänderungsrisiken bestehen am Bilanzstichtag keine wesentlichen Sicherungsgeschäfte.

Risk of foreign Transactions, foreign currency Risks: In parts of the concern, the company utilized foreign currency forward contracts in 2002 to protect against significant fluctuations in net income caused by changes in euro exchange rates.

The Company accounted for profits and losses of such currency derivatives according to SFAS No. 133 ("Derivatives and Hedging Activities) within net result and valued also the related hedging contracts as per SFAS No. 52 ("Foreign Currency Translation") at market value. USD currency risk has been hedged in 2003 on a Group level by short term debt in balancing USD assets.

Risiken aus Auslandsgeschäften und Fremdwährungsrisiken: Zur Absicherung gegen starke Schwankungen des Nettoergebnisses aufgrund von Wechselkursveränderungen des Euros setzte die Gesellschaft in Teilen des Konzerns in 2002 Devisentermingeschäfte ein. Die Gesellschaft verbuchte die Gewinne und Verluste aus solchen Geschäften mit derivativen Produkten gemäß SFAS No. 133 („Derivatives and Hedging Activities") im Nettoergebnis und bewertete zudem den dazugehörigen Schuldtitel nach SFAS Nr. 52 („Foreign Currency Translation") zum Marktwert.

Die Absicherung des USD Währungsrisikos in 2003 erfolgte auf Konzernebene durch die kurzfristige Aufnahme von USD-Darlehen in Höhe der Netto-Forderungsposition des Konzerns.

Disxontinuation of Business Activity: SFAS No. 144 requires to account not only for segments of completet entities but also relevant divisions if they are sold or dedicated for selling. Profit and loss of selling and profit and loss as the ordinary business of discontinued operations are shown separately.

In the financial year 2002, two divisions were classified as entities „to be dissolved“:

Kontron Solutions, Rastatt (part of the Europe segment) was heavily involved in the development of vision control software products for automation. In the financial year 2002 it was resolved that the division would be closed down due to the fact that it is no longer in line with the strategic goals of the Kontron Group. The division generated losses of TEUR 550 in the financial year 2002, in which it failed to post significant sales.

The subsidiary TMC, Taipei (part of the Asia segment) contains the Industrial Computers and Motherboards partsegments. In the financial year 2002 it was decided to close down the Motherboards division. The closure led to a loss of TEUR 2,382 in this division in 2002; the division posted no sales in 2002.

In both of these cases, it is expected that the closure of the divisions will be completed in the financial year 2003.

Einstellung von Betriebsteilen: SFAS No. 144 erfordert, dass nicht nur ein Berichtssegment einer Gesellschaft, sondern ebenso eine wesentliche Einheit einer Gesellschaft, die entweder veräußert oder zum Verkauf bestimmt ist, bei Erfüllung bestimmter Bedingungen unter den nicht fortgeführten Aktivitäten auszuweisen ist. Gewinne oder Verluste aus der Veräußerung sind ebenso wie Gewinne oder Verluste aus der gewöhnlichen Geschäftstätigkeit dieser nicht fortgeführten Aktivitäten als „Ergebnis aus nicht fortgeführten Aktivitäten" gesondert auszuweisen.

Im Geschäftsjahr 2002 wurden zwei Divisionen als „aufzulösende" Einheiten klassifiziert:

Kontron Solutions, Rastatt (Teil des Europa-Segments) war an der Entwicklung von „Vision Control" Software Produkten für die Automatisierung befasst. Im Geschäftsjahr 2002 wurde beschlossen, dass der Bereich nicht mehr den strategischen Zielen der Kontron Gruppe entspricht und daher eingestellt wird. Der Bereich generierte im Geschäftsjahr 2002 Verluste von TEUR 550 und konnte in 2002 keine wesentlichen Umsätze vorweisen.

Die Tochtergesellschaft TMC, Taipei (Teil des Asien-Segments) war in die Teilbereiche „Industrial Computer" und „Motherboards" gegliedert. Im Geschäftsjahr 2002 wurde die Einstellung des Bereichs „Motherboards" beschlossen. Durch die Schließung entstand in diesem Bereich in 2002 ein Verlust von TEUR 2.382, der Bereich hatte in 2002 keine Umsätze.

Mit Beginn des Jahres 2003 wurden beide Fälle abgeschlossen.

4. Consolidated Entity

The following companies are integrated into the consolidated financial statements for 2003:

4. KONSOLIDIERUNGSKREIS

In den Konzernabschluss 2003 sind folgende Unternehmen einbezogen:

Company **Gesellschaft**	**Shareholding in %** **Beteiligungsquote in %**	**Date of initial consolidation 2002 and 2003** **Zeitpunkt der Erstkonsolidierung 2002 und 2003**
Parent company: Kontron AG, Eching **Mutterunternehmen:** Kontron AG, Eching		
Subsidiaries as of 31.12.2002: **Tochterunternehmen zum 31.12.2002:**		
Kontron Embedded Computers GmbH, Germany with its subsidiary Kontron UK, United Kingdom mit ihrer Tochtergesellschaft Kontron UK, Großbritannien	100	
Kontron Canada Inc., Canada	100	
Kontron Modular Computers GmbH, Germany with its subsidiaries and second-tier subsidiaries mit ihren Tochter- und Enkelgesellschaften	100	
Taiwan Mycomp Company Ltd., Taiwan	54,8	
Kontron Mobile Computing Inc., USA	64,64	
Kontron Asia Inc., Taiwan	74,87	
Kontron America Inc., USA	100	
Kontron Embedded Modules GmbH, Germany with its subsidiaries mit ihren Tochtergesellschaften	100	July 2002
RT Soft ZAO, Russia (direct shareholding and indirect shareholding through Ferdingo S.A., British Virgin Island) (direkte Beteiligung und indirekte Beteiligung über die Ferdingo S.A., British Virgin Island)	52,51	October 2002
Subsidiaries consolidated for the first time in 2003: **Erstmals in 2003 konsolidierte Tochterunternehmen:**		
Memotec Inc., Quebec/Canada	100	June 2003
Kontron Beijing Technology Co. Ltd., China (Indirect shareholding through Kontron Asia Pacific Holding Co. Ltd.) (indirekte Beteiligung über die Kontron Asia Pacific Holding Co. Ltd.)	40,98	July 2003
ROI Computer GmbH, Germany	100	November 2003

Kontron Communication Inc., Canada and Teknor Applicom Inc., Canada were merged into Kontron Canada Inc., Canada as of January 1, 2002. M.A.T. Micro Automation Technology S.A., Belgium was merged into Kontron Modular Computers Benelux S.A., a subsidiary of Kontron Modular Computers GmbH, in July 2002.

XTRO Informationssysteme GmbH, Germany was acquired in January 2002 and merged into Kontron Embedded Computers GmbH, Germany in June 2002.

Die Kontron Communication Inc., Kanada wurde zusammen mit der Teknor Applicom Inc., Kanada zum 01. Januar 2002 auf die Kontron Canada Inc., Kanada verschmolzen. Die M.A.T. Micro Automation Technology S.A., Belgien wurde im Juli 2002 auf die Kontron Modular Computers Benelux S.A., eine Tochter der Kontron Modular Computers GmbH, verschmolzen.

Im Januar 2002 wurde die XTRO Informationssysteme GmbH, Deutschland erworben und im Juni auf die Kontron Embedded Computers GmbH, Deutschland verschmolzen.

The following companies departed from the consolidated entity in 2002:

Micromedia, Canada and Kontron Electronic Corp., USA were merged into the Kontron Canada Inc. secondtier subsidiary Memotec Corp., USA. Memotec Corp., USA was sold on October 31, 2002. Galea Secured Networks, Canada was sold in January 2002. The distribution companies Kontron Embedded Computers AB, Sweden and Kontron Elektronik Sarl, France, which had no longer been consolidated in 2001, were liquidated and transformed into sales offices in 2002. IBR Ingenieurberatung Rohmann GmbH, Germany, a subsidiary of Kontron Embedded Modules GmbH, was sold in August 2002.

Merz spol S.r.o., Czech Republic was rearranged within the company as secondtier subsidiary of Kontron Modular Computers GmbH Germany as subsidiary of PEP Modular AG Cham, Switzerland. Shareholding of Kontron Asia Inc., Taiwan was increased from 50.5% to 74.87% in April 2003.

Because of missing payment of receivables from sale of assets to Memotec Inc. in 2002, Kontron AG acquired Memotec shares of other shareholders (80.51%), deposited as security, as for 1. June 2003.

In July 2003, Kontron Embedded Modules Asia Ltd., Taiwan acquired an aggregate shareholding of 40.98% in Kontron Beijing Technology Co. Ltd., Beijing. Because the company is already largely dependent on the parent company in the central field of distribution, and capital increase in the first quarter 2004 to 66.67% was decided, Kontron Beijing Technology Co. Ltd., Beijing, was already fully consolidated in 2003.

Altogether, seven companies were not consolidated in 2002. Hereof valuation of a company is made according to at-equity method. In 2003, altogether five companies will not be consolidated. These are distribution companies without any significant assets and companies that are inactive and/or in liquidation. Their overall impact on the assets, financial and earnings position of the Group is of little significance.

5. Corporate Acquistions

In the financial year 2002, Kontron made corporate acquisitions with an aggregate purchase price volume of approx. EUR 51 million.

In January 2002, XTRO Informationssysteme GmbH, Eching was acquired in its entirety. The investment was reported in the balance sheet in accordance with the acquisition method of accounting, which produced goodwill of TEUR 6,694, which is reported in the balance sheet in accordance with SFAS 141, 142 and can thus no longer be depreciated regularly; instead, its value must be examined at least once per year.

With the General Meeting of Shareholders of JUMPtec Industrielle Computertechnik AG and the General Meeting of Shareholders

Aus dem Konsolidierungskreis sind folgende Unternehmen in 2002 ausgeschieden:

Micromedia, Kanada und Kontron Electronic Corp., USA wurden auf die Kontron Canada Inc. Enkelgesellschaft Memotec Corp., USA verschmolzen. Die Memotec Corp., USA wurde zum 31. Oktober 2002 verkauft. Die Galea Secured Networks, Kanada wurde im Januar 2002 verkauft. Die bereits in 2001 nicht konsolidierten Vertriebsgesellschaften Kontron Embedded Computers AB, Schweden und Kontron Elektronik Sarl, Frankreich wurden in 2002 liquidiert und in Vertriebsbüros umgewandelt. Die IBR Ingenieurberatung Rohmann GmbH, Deutschland, eine Tochter der Kontron Embedded Modules GmbH, wurde im August 2002 verkauft.

Die Merz spol S.r.o., Czech Republic wurde im August 2002 innerhalb des Konzerns als Enkelgesellschaft der Kontron Modular Computers GmbH Deutschland unter die PEP Modular AG Cham, Schweiz umgegliedert.

Die Beteiligung an der Kontron Asia Inc., Taiwan wurde im April 2003 von 50,5% auf 74,87% erhöht.

Aufgrund ausbleibender Zahlungen für Forderungen aus dem Verkauf von Vermögenswerten an die Memotec Inc., in 2002, erhielt die Kontron AG zum 1. Juni 2003 die als Sicherheit hinterlegten Memotec-Anteile der übrigen Gesellschafter (80,51%).

Im Juli 2003 erwarb die Kontron Embedded Modules Asia Ltd., Taiwan eine Beteiligung in Höhe von 40,98% an der Kontron Beijing Technology Co. Ltd., Beijing. Der Geschäftsbetrieb dieses Unternehmens wird seitdem maßgeblich von Kontron beeinflusst. Ferner ist bereits eine Kapitalerhöhung im ersten Halbjahr 2004 beschlossen, wodurch Kontron 66,67% besitzen wird. Aus diesen Gründen wurde die Kontron Beijing Technology Co. Ltd., Beijing, bereits in 2003 voll konsolidiert.

Nicht konsolidiert wurden in 2002 insgesamt acht Unternehmen. Hiervon erfolgte die Bewertung einer Gesellschaft nach der At-Equity Methode. Nicht konsolidiert werden in 2003 insgesamt sieben Unternehmen. Bei diesen Unternehmen handelt es sich um Vertriebsgesellschaften ohne nennenswertes Vermögen und inaktive Gesellschaften bzw. Gesellschaften, die in Liquidation sind. Insgesamt ist der Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns von untergeordneter Bedeutung.

5. Unternehmenskäufe

Im Geschäftsjahr 2002 tätigte Kontron Unternehmensakquisitionen mit einem Kaufpreisvolumen von insgesamt ca. 51 Mio. Euro.

Im Januar 2002 wurde die XTRO Informationssysteme GmbH, Eching zu 100% übernommen. Die Beteiligung wurde entsprechend der Erwerbsmethode bilanziert, es ergibt sich ein Firmenwert von TEUR 6.694, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben ist, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist.

With the General Meeting of Shareholders of JUMPtec Industrielle Computertechnik AG and the General Meeting of Shareholders of Kontron embedded computers AG approving the merger proposal from April 26, 2002 on June 19, 2002 and July 3, 2002 respectively, these two companies were merged into the newly established Kontron AG (merger to establish a new company). With the merger registered under commercial law on August 12, 2002, all internal transactions between the two companies from the merger cut-off date of January 1, 2002 onwards are deemed to be executed for Kontron AG.

In accordance with SFAS 141, 142, this merger to establish a new company constitutes the indirect complete acquisition of Kontron Embedded Modules, Deggendorf via the full acquisition of JUMPtec Industrielle Computertechnik AG, Deggendorf, via Kontron embedded computers AG. The balance sheet accounting for the investment resulted in goodwill of TEUR 21,986, which is reported in the balance sheet in accordance with SFAS 141, 142 and can thus no longer be depreciated regularly; instead, its value must be examined at least once per year. At Kontron Embedded Modules GmbH, hidden reserves totaling TEUR 1,753 at the time of acquisition were realized. These were depreciated in accordance with their respective useful lives and reported in the income statement under the item "Amortization of goodwill". Kontron Embedded Modules GmbH, Deggendorf is a specialist in the field of embedded modules, an extremely fast-growing segment within the ECT industry.

Taking commercial effect as of October 1, 2002, Kontron AG acquired an aggregate shareholding of 52.51% in RT Soft ZAO, Moscow, both indirectly through Ferdingo S.A., British Virgin Islands and directly. The balance sheet accounting using the acquisition method results in goodwill of TEUR 4,069, which is reported in the balance sheet in accordance with SFAS 141, 142 and can thus no longer be depreciated regularly; instead, its value must be examined at least once per year.

The joint venture with RT Soft ZAO should provide the Kontron Group with access to the fast-growing Russian market.

In July 2002, Global E-Commerce Ltd. was acquired in its entirety indirectly via Taiwan Mycomp Co. Ltd. The company is reported using the equity method, since already at the date of acquisition, resale within a year was planned. The company has been sold in March 2003.

In the financial year 2003, Kontron made corporate acquisitions with an aggregate purchase price volume of altogether EUR 9 million. In July 2003 Kontron acquired indirectly through Kontron Embedded Modules Asia Ltd. an aggregate shareholding of 40.98% of Kontron Beijing Technology Co. Ltd., Beijing. According to the contract it is planned to increase shareholding to 66.67% in 2004. The acquisition method of accounting resulted in goodwill of TEUR 983, which is reported in the balance sheet in accordance with SFAS 141, 142 and can thus no longer be de-

Mit der Zustimmung der Hauptversammlung der JUMPtec Industrielle Computertechnik AG am 19. Juni 2002 und der Hauptversammlung der Kontron embedded computers AG am 03. Juli 2002 zum Verschmelzungsvertrag vom 26. April 2002 wurden die beiden Gesellschaften auf eine dadurch neu gegründete Kontron AG verschmolzen (Verschmelzung zur Neugründung). Mit handelsrechtlicher Eintragung vom 12. August 2002 gelten ab dem Verschmelzungsstichtag, dem 01. Januar 2002, alle Geschäfte der beiden Gesellschaften im Innenverhältnis als für die Kontron AG ausgeführt.

Gemäß SFAS 141 handelt es sich bei dieser Verschmelzung zur Neugründung um den mittelbaren Erwerb der Kontron Embedded Modules, Deggendorf zu 100% über die JUMPtec Industrielle Computertechnik AG, Deggendorf zu 100%, durch die Kontron embedded computers AG. Aus der Bilanzierung der Beteiligung ergab sich ein Firmenwert von TEUR 21.986, der nach SFAS 141, 142 bilanziert wird und nicht mehr planmäßig abzuschreiben, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist. Bei der Kontron Embedded Modules GmbH erfolgte eine Aufdeckung von stillen Reserven im Erwerbszeitpunkt in Höhe von insgesamt TEUR 1.753. Diese werden entsprechend der jeweiligen Nutzungsdauer abgeschrieben und in der Gewinn- und Verlustrechnung unter der Position Firmenwertabschreibung ausgewiesen. Kontron Embedded Modules GmbH, Deggendorf ist Spezialist für Embedded Modules, ein äußert stark wachsender Bereich innerhalb der ECT Industrie.

Mit wirtschaftlicher Wirkung zum 01. Oktober 2002 erwarb die Kontron AG mittelbar über die Ferdingo S.A., British Virgin Island, sowie unmittelbar insgesamt 52,51% an der RT Soft ZAO, Moskau. Aus der Bilanzierung entsprechend der Erwerbsmethode resultiert ein Firmenwert von TEUR 4.069, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist.

Das Joint Venture mit RT Soft ZAO soll der Kontron Gruppe den Zugang zum schnell wachsenden russischen Markt eröffnen.

Im Juli 2002 wurde mittelbar über die Taiwan Mycomp Co. Ltd. die Global E-Commerce Ltd. zu 100% erworben. Die Gesellschaft wird nach der At-Equity-Methode in den Konzernabschluss einbezogen, da bereits im Erwerbszeitpunkt der Wiederverkauf innerhalb eines Jahres beabsichtigt war. Die Gesellschaft wurde im März 2003 wieder verkauft.

Im Geschäftsjahr 2003 tätigte Kontron Unternehmensakquisitionen mit einem Gesamtkaufpreisvolumen von insgesamt Mio. EUR 9.

Im Juli 2003 erwarb Kontron mittelbar über Kontron Embedded Modules Asia Ltd., die Kontron Beijing Technology Co. Ltd., Beijing zu 40,98%. Der Vertrag sieht vor, in 2004 die Beteiligung auf 66,67% zu erhöhen. Aus der Bilanzierung nach der Erwerbsmethode resultiert ein Firmenwert von TEUR 998, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzupreciated regularly; instead, its value must be examined at least once per year.

On the 15th of November 2003 Kontron acquired in an asset deal the business concern of ROI Computer AG Krailling from the bankruptcy assets. The balance sheet accounting for the investment results in goodwill of TEUR 630.

Kontron Embedded Modules Asia Ltd., Taiwan was rearranged within the company as a subsidiary of the newly-created Holding Kontron Asia Pacific Holding Co. Ltd. Kontron Asia Pacific Holding Co. Ltd. was established newly for this purpose. Aggregate shareholding of Kontron Embedded Modules Asia Ltd., was increased from 80% to 87% in July 2003.

The following unchecked pro forma information shows the "as-if consolidated sales" and the "as-if consolidated profit/loss for the year" as though the acquisitions had taken place as of January 1, 2001. First and foremost, Kontron paid favorable prices to acquire companies that were in commercial difficulties. Sales components from product groups and divisions that were closed down as part of the restructuring measures were thus also included in this as-if assessment.

schreiben ist, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist.

Im November 2003 erwarb Kontron im Wege eines sogenannten Asset Deals große Teile des Geschäftsbetriebes der in Insolvenz befindlichen ROI Computer AG Krailling. Aus der Anschaffung resultiert ein Firmenwert von TEUR 630.

Die Kontron Embedded Modules Asia Ltd., Taiwan wurde innerhalb des Konzerns als Tochtergesellschaft auf die neugeschaffene Holding Kontron Asia Pacific Holding Co. Ltd. umgegliedert. Die Kontron Asia Pacific Holding Co. Ltd. wurde zu diesem Zweck neu gegründet. Die Anteilshöhe der Kontron Embedded Modules Asia Ltd., wurde im Juli 2003 von 80% auf 87% erhöht.

Die folgenden ungeprüften Pro Forma Angaben zeigen die „Als Ob Konzernumsatzerlöse" und das „Als Ob Konzernjahresergebnis" so, wie wenn die Akquisitionen bereits zum 1. Januar 2002 stattgefunden hätten. Kontron hat vornehmlich preisgünstige Unternehmen, die sich in wirtschaftlichen Schwierigkeiten befanden, übernommen. Damit fließen in diese Als ob Betrachtung auch Umsatzanteile von Produktgruppen und Divisionen mit ein, die im Zuge von Restrukturierungsmaßnahmen geschlossen wurden.

	2003 TEUR	2002 TEUR
As-if consolidated sales Als-Ob Konzernumsatzerlöse	**242.094**	**279.176**
As-if consolidated profit/loss for the year before the change in the accounting method Als-Ob Konzernjahresergebnis vor Änderung der Bilanzierungsmethode	**0**	**-6.633**
As-if consolidated profit/loss for the year Als-Ob Konzernjahresergebnis	**-34.956**	**-9.636**
Earnings per share: Ergebnis je Aktie:		
Earnings per share Ergebnis je Aktie	**-0,76**	**-0,25**
Earnings per share (fully diluted) Ergebnis je Aktie (voll verwässert)	**-0,76**	**-0,25**

The as-if figures are unchecked assumptions that may diverge from the actual amounts.

Bei den Als-Ob-Angaben handelt es sich um ungeprüfte Annahmen, die von den tatsächlichen Werten abweichen können.

➤ Notes to the Consolidated income Statement

➤ Erläuterungen zur Konzerngewinn- und Verlustrechnung

6. Research and Development Expenses

6. Forschungs- und Entwicklungskosten

	2003 TEUR	2002 TEUR
Research and development expenses Forschungs- und Entwicklungskosten	26.312	27.260
R&D support funds F+E Fördermittel	0	-1.276
	26.312	25.984

Canadian research and development tax credits were reported separately in 2002, as well as support funds according to German regulations.

Als Fördermittel waren in 2002 kanadische Research and Development Tax Credits sowie nach deutschem Recht gewährte Fördermittel gesondert ausgewiesen.

7. Personnel Expenses

7. Personalkosten

The following personnel costs are expensed in the expenses items in the income statement:

In den Aufwandspositionen der Gewinn- und Verlustrechnung sind die folgenden Personalaufwendungen verrechnet:

	2003 TEUR	2002 TEUR
Wages and salaries Löhne und Gehälter	51.425	52.644
Social security expenses Aufwendungen für Sozialabgaben	10.922	10.296
	62.347	62.940

The social security expenses include pension-related expenses of approx. TEUR 206.
The average number of employees during the year was as follows:

Die Aufwendungen für Sozialabgaben enthalten ca. TEUR 206 Aufwendungen für Altersversorgung.
Die Gesellschaft zahlt Mitarbeiterwandelschuldverschreibungen sowie aktienorientierte Vergütungen in Form von Stock-Options-Plänen.
Im Jahresdurchschnitt beschäftigte Mitarbeiter:

	2003	2002
Blue-collar employees Arbeiter	439	646
White-collar employees Angestellte	1.095	708
	1.534	1.354

8. Other operating income and operating Expenses

Essentially, these items comprise income and expenses arising from the reversal and forming of accruals, currency translation gains and losses, profits and losses from fixed asset disposals and rental income.

8. Sonstige betriebliche Erträge und betriebliche Aufwendungen

Die Posten enthalten im Wesentlichen Erträge und Aufwendungen aus der Auflösung und Bildung von Rückstellungen, Währungskursgewinnen und -verlusten, Gewinne und Verluste aus Anlagenabgängen und Mieterträge.

	2003 TEUR	2002 TEUR
Other operating expenses Sonstige betriebliche Aufwendungen	-44	-1.173
Other operating income Sonstige betriebliche Erträge	1.931	2.898
loss on foreign exchange Währungsverluste	-1.023	-721
	864	1.004

9. Financial Results

9. Finanzergebnis

	2003 TEUR	2002 TEUR
Losses from companies consolidated at equity Verluste aus at equity konsolidierten Gesellschaften	0	-4.782
Interest expenses Zinsaufwendungen	-1.370	-3.387
Interest income Zinserträge	1.069	1.245
Depreciation of investment and securities Abschreibung Beteiligung und Wertpapiere	-973	0
	-1.274	-6.924

10. Rental and lease Commitments

The group companies have concluded lease agreements with terms of between three and four years for computers and office equipment; these are capitalized in the group balance sheets as acquisition transactions (capital lease). These leased items are depreciated over their useful life using the straight-line method. The depreciation of the leased tangible fixed assets is reported under "Amortization and depreciation" in the income statement.

10. Miet- und Leasingverpflichtungen

Die Konzernunternehmen haben Leasingverträge für Computer und Büroausstattungen sowie Maschinen mit einer Laufzeit von 3 bis 4 Jahren geschlossen, die als Anschaffungsvorgänge in den Gruppenbilanzen aktiviert sind (Capital Lease). Diese gemieteten Gegenstände werden linear über ihre betriebsgewöhnliche Nutzungsdauer abgeschrieben. Die Abschreibung der geleasten Sachanlagen ist in der Gewinn- und Verlustrechnung unter den Abschreibungen ausgewiesen.

The future rental and lease commitments arising from capital and operating lease agreements starting from December 31, 2003 developed as follows:

Die zukünftigen Miet- und Leasingverpflichtungen aus Capital- und Operating Lease-Verträgen ab dem 31. Dezember 2003 entwickeln sich wie folgt:

	Capital Lease TEUR	Operating Lease TEUR
2004	435	3.423
2005	254	1.979
2006	189	1.097
2007	45	573
2008 and later/2008 und später	0	3.313
Accumulated total (minimum) lease commitment Kumulierte gesamte (Mindest-) Leasingverpflichtung	923	10.386
Less interest component Abzüglich Zinsanteil	-95	0
Cash value of rental and lease payments Barwert der Miet- und Leasingzahlungen	828	10.386

11. Taxes on income

The taxes on income were as follows:

11. Steuern vom Einkommen und Ertrag

Die Steuern vom Einkommen und Ertrag setzen sich wie folgt zusammen:

	2003 TEUR	2002 TEUR
Current tax Laufende Steuer	1.412	-1.522
Deferred tax Latente Steuer	2.318	5.573
	3.729	4.051

After the tax reform that took effect in Germany on January 1, 2001, corporate income tax on retained and distributed earnings was reduced to a uniform rate of 25%, plus the solidarity surcharge of 5.5%. The trade tax rate, taking account of the assessment rate that applies to the parent company, is 15.8%. The trade tax expenses reduce the basis of assessment for income that is subject to corporate income tax.
In 2003, corporate income tax was increased for one year only to 26.5% plus 5.5% solidarity surcharge.

Nach der ab 1. Januar 2001 wirksamen Steuerreform in Deutschland wurde der Körperschaftsteuersatz einheitlich für einbehaltene und ausgeschüttete Gewinne auf 25% zuzüglich des Solidaritätszuschlages von 5,5% reduziert. Die Gewerbesteuer beträgt unter Berücksichtigung des für das Mutterunternehmen geltenden Hebesatzes 15,3%. Der Gewerbesteueraufwand vermindert die Bemessungsgrundlage des körperschaftssteuerlichen Einkommens.
In 2003 wurde der Körperschaftsteuersatz auf 26,5% angehoben. Die Erhöhung des Körperschaftsteuersatzes ist begrenzt auf ein Jahr.

The following table shows a rollover calculation of the expected and reported tax expenses in the respective financial years. The expected tax expenses are ascertained on the basis of an effective aggregate tax rate of 39.0 % for 2003 and 38.0 % for 2002.

Die folgende Tabelle zeigt eine Überleitungsrechnung vom im jeweiligen Geschäftsjahr erwarteten zum jeweils ausgewiesenen Steueraufwand. Der Ermittlung des erwarteten Steueraufwandes liegt ein effektiver Gesamtsteuersatz von 38,9 % für 2003 und 38,0 % für 2002 zugrunde.

	2003 TEUR	%	2002 TEUR	%
Expected tax expenses Erwarteter Steueraufwand	-10.040	-38,9	2.202	38,0
Tax proportion of variances and losses for which no deferred taxes have been recorded Steueranteil für Differenzen und Verluste, für die keine latenten Steuern erfasst werden	3.404	13,2	2.601	45,0
Tax from previous year Steuer Vorjahre	-44	-0,2	-704	-12,1
Tax on amortization of goodwill Steuer auf Firmenwert-Abschreibung	9.458	36,9	1.338	23,1
Foreign tax differential Besteuerungsunterschied Ausland	246	1,0	-1.219	-21,0
Other Andere	705	2,7	-167	-2,9
	3.729	14,5	4.051	69,9

The deferred tax assets and liabilities result from time discrepancies in posting for the following balance sheet items:

Die aktiven und passiven latenten Steuern ergeben sich aus zeitlichen Buchungsunterschieden in folgenden Bilanzpositionen:

	2003 TEUR	2002 TEUR
Deferred tax assets (short-term): Aktive latente Steuern (kurzfristig):		
Loss carryforward/Verlustvortrag	12.164	13.181
R&D tax credit/R&D tax credit	31	904
Tangible fixed assets/Sachanlagen	190	947
Valuation allowance/Wertberichtigung	-11.100	-13.404
Accruals/Rückstellungen	889	0
Other/Sonstige	1.440	2.034
	3.614	3.662
Deferred tax liabilities (short-term): Passive latente Steuern (kurzfristig):		
Receivables/Forderungen	199	126
Leasing/Leasing	8	28
R&D tax credit/R&D tax credit	0	89
Tangible fixed assets/Sachanlagen	0	116
Other/Sonstige	243	147
	442	506
Deferred tax assets (long-term): Aktive latente Steuern (langfristig):		
Tangible fixed assets/Sachanlagen	38	1.483
Loss carryforward/Verlustvortrag	9.296	8.832
Goodwill/Firmenwert	1.871	0
R&D tax credit/R&D tax credit	1.781	2.861
Intangible fixed assets/Immaterielle Vermögenswerte	1.628	0
Other/Sonstige	505	1.356
	15.119	14.532
Deferred tax liabilities (long-term): Passive latente Steuern (langfristig):		
Tangible fixed assets/Sachanlagen	329	415
Capital consolidated/Kapitalkonsolidierung	0	1.006
R&D tax credit/R&D tax credit	362	548
Receivables/Forderungen	1.071	0
Other/Sonstige	1.853	33
	3.615	2.002

As of December 31, 2002, the corporate income tax loss/GST carryforwards of Kontron Embedded Computers GmbH (formerly Kontron Elektronik GmbH) of EUR 15.5 or 6.7 million (previous year: EUR 16.3 or 7.6 million). Based on those losses deferred to assets of EUR 4,1 million have been achieved.
Kontron Mobile Computing Inc., USA reports tax loss carryforwards of approx. EUR 30 million for 2002. Under the US tax regulations, these can be utilized annually only to a limited extent because of the change in the shareholder structure. For this reason, the resultant asset-side deferred taxation is completely devalued.
In order to make the best possible use of the loss carryforwards within the German companies in the Kontron Group, profit and loss transfer agreements have been planned between Kontron Embedded Modules GmbH and Kontron CSS, Kontron AG and Kontron Modular Computers GmbH and finally Kontron Modular Computers GmbH and Kontron Applications GmbH. The income and GST tax losses of Kontron AG as of December 31, 2003 are appr. EUR 11.6 million or EUR 11.1 million based on a 3-years-plan of Kontron. The tax asset of EUR 3.0 million has been generated.
Kontron Embedded Modules GmbH, Deggendorf has tax loss carryforwards amounting to EUR 9.1 million.
As of December 31, 2002, Kontron AG, Eching had loss carryforwards amounting to EUR 16.1 million. For this, an asset-side deferred taxation item amounting to EUR 6.2 million has been set up.

12. Segmental Reporting

SFAS 131 requires segmental reporting that includes information on segment-by-segment results, certain expenses and income items, segment-related assets, breakdowns of sales by division or region and breakdowns of the assets by region, plus information about significant customers.
From a regional point of view, Kontron has three major business segments: Europe, North America and Asia. The analysis of the business segments is based mainly on net sales and certain operating expenses. The products are marketed internationally through foreign subsidiaries.
The Group was divided into three reporting segments because this corresponds to its organizational structure. The internal company reporting to the management is carried out on the basis of this segmentation.

Zum 31. Dezember 2003 belaufen sich die körperschaft- und gewerbesteuerlichen Verlustvorträge der Kontron Embedded Computers GmbH auf Mio. EUR 15,5 bzw. 6,7 (Vorjahr: Mio. EUR 16,3 bzw. 7,6). Für Verlustvorträge wurden auf Basis der aktuellen Unternehmensplanungen aktive latente Steuern in Höhe von Mio. EUR 4,1 gebildet.
Die Kontron Mobile Computing Inc., USA weist für 2003 steuerliche Verlustvorträge von ca. Mio. EUR 31 aus. Diese können gemäß den US-amerikanischen Steuerregularien aufgrund der Änderung in der Gesellschafterstruktur jährlich nur eingeschränkt genutzt werden. Aus diesem Grund ist die hieraus resultierende aktive Steuerabgrenzung vollständig abgewertet.
Zur bestmöglichen Nutzung der Verlustvorträge innerhalb der deutschen Gesellschaften der Kontron Gruppe wurden rückwirkend zum 1. Januar 2003 Ergebnisabführungsverträge zwischen Kontron Embedded Modules GmbH und Kontron CSS, Kontron AG und Kontron Modular Computers GmbH sowie Kontron Modular Computers GmbH und Kontron Applications GmbH abgeschlossen. Die körperschaft- und gewerbesteuerlichen Verlustvorträge der Kontron AG betragen zum 31. Dezember 2003 ca. Mio. EUR 11,6 bzw. 11,1. Hierfür wurden auf Basis der aktuellen Unternehmensplanungen der Organgesellschaften aktiv latente Steuerposten in Höhe von insgesamt Mio. Euro 3,0 gebildet.
Die Kontron Embedded Modules GmbH, Deggendorf besitzt steuerliche Verlustvorträge in Höhe von Mio. Euro 9,1.

12. Segmentberichterstattung

SFAS 131 verlangt eine Segmentberichterstattung mit Informationen zu Segmentergebnissen, bestimmten Aufwands- und Ertragsposten, segmentbezogenen Vermögenswerten, Aufgliederungen der Umsatzerlöse nach Sparten oder Regionen sowie der Vermögenswerte nach Regionen und Informationen über wesentliche Kunden.
Kontron hat nach regionalen Gesichtspunkten drei wesentliche Geschäftssegmente, Europa, Nordamerika und Asien. Die Analyse der Geschäftssegmente stützt sich hauptsächlich auf Nettoumsätze und bestimmte operative Aufwendungen. Die Produkte werden international über Auslandstochtergesellschaften vermarktet.
Die Einteilung in drei Berichtssegmente wurde der Organisationsstruktur des Konzerns nachempfunden. Auf Grundlage dieser Segmentierung erfolgt die interne Unternehmensberichtserstattung an die Unternehmensleitung.

The following table contains the segmental information for the financial years 2003 und 2002:

Im Folgenden sind die Segmentinformationen für die Jahre 2003 und 2002 dargestellt:

2003	Europe Europa TEUR	North America Nord Amerika TEUR	Asia Asien TEUR	Consolidation Konsolidierung TEUR	Total Summe TEUR
Sales Revenues Umsatzerlöse	150.109	102.421	22.034	-45.320	229.244
Thereof: Davon:					
third party revenues Außenumsatz	124.572	88.583	15.552	0	228.707
intercompany revenues Innenumsatz	25.537	13.838	6.482	-45.320	537
EBITA	7.133	4.547	1.256	-1.995	10.941
Income taxes Steuern vom Einkommen und Ertrag	-2.301	5.537	891	-398	3.729
Amortization and depreciation Abschreibungen	3.117	2.391	493	35.477	41.478
Investment Investitionen	11.574	8.393	983	0	20.950
Balance sheet total Bilanzsumme	343.285	52.245	15.323	-130.033	280.820
2002	Europe Europa TEUR	North America Nord Amerika TEUR	Asia Asien TEUR	Consolidation Konsolidierung TEUR	Total Summe TEUR
Sales Revenues Umsatzerlöse	114.833	108.732	17.961	-26.953	214.573
Thereof: Davon:					
continuing operations fortgeführte Unternehmensbereiche	114.805	108.732	17.961	-26.953	214.545
discontinued operations eingestellte Unternehmensbereiche	28	0	0	0	28
third party revenues Außenumsatz	104.029	96.179	14.003	0	214.211
intercompany revenues Innenumsatz	10.804	12.553	3.958	-26.953	362
Interest expense Zinsaufwand	875	1.361	5.004	-316	6.924
Consolidated net income Konzernjahresüberschuss	7.972	-4.869	-6.470	4.036	669
Income taxes Steuern vom Einkommen und Ertrag	2.904	637	752	-242	4.051
Amortization and depreciation Abschreibungen	17.620	9.769	5.245	-7.690	24.944
Investment Investitionen	47.388	1.906	6.401	0	55.695
Balance sheet total Bilanzsumme	325.688	93.138	15.272	-130.361	303.737

➤ Notes on Consolidated Balance Sheet

13. Checks, cash on hand, Bank Balances

Cash and cash equivalents consist of bank balances (current account balances and time deposits), checks and cash on hand. The most important financial investments are two time deposit accounts containing TEUR 27,000 (previous year: TEUR 15,000) held by Kontron AG and two time deposit accounts containing TEUR 11,000 (previous year: TEUR 14,500) held by Kontron Embedded Computers GmbH. All of the financial investments fall due in less than three months.

➤ Erläuterung zur Konzernbilanz

13. Schecks, Kassenbestand, Guthaben bei Kreditinstituten

Die Zahlungsmittel umfassen Guthaben bei Kreditinstituten (Kontokorrentguthaben und Festgeldanlagen), Schecks und Kassenbestände. Die wesentlichen Geldanlagen betreffen zwei Festgeldkonten der Kontron AG von TEUR 27.000 (Vorjahr: TEUR 15.000) und zwei Festgeldkonten der Kontron Embedded Computers GmbH von TEUR 11.000 (Vorjahr: TEUR 14.500). Alle Geldanlagen haben eine Laufzeit von weniger als drei Monaten.

14. Current Investements

14. Wertpapiere des Umlaufvermögens

	2003 TEUR	2002 TEUR
Money market funds Geldmarktfonds	892	304
Other Übrige	4	727
	896	1.031

15. Trade Receivables

15. Forderungen aus Lieferungen und Leistungen

	2003 TEUR	2002 TEUR
Trade receivables Forderungen aus Lieferungen und Leistungen	34.815	41.324
Valuation allowances Wertberichtigungen	-1.878	-2.073
	32.937	39.251

All of the trade receivables fall due in less than one year.

Alle Forderungen aus Lieferungen und Leistungen haben eine Restlaufzeit von weniger als einem Jahr.

16. Inventories

16. Vorräte

	2003 TEUR	2002 TEUR
Raw materials and supplies Roh-, Hilfs- und Betriebsstoffe	24.119	23.485
Work in process Unfertige Erzeugnisse	6.735	7.988
Finished goods and merchandise Fertige Erzeugnisse und Waren	16.839	16.243
	47.693	47.716

17. Other Receivables

17. Übrige Forderungen

	2003 TEUR	2002 TEUR
Other Assets Sonstige Vermögenswerte		
Tax receivables Steuerforderungen	1.960	7.148
Other Übrige	4.877	7.462
	6.837	14.610

Receivables from affiliated companies refer to receivables from the ongoing clearing transactions within the Group with non-consolidated affiliated companies.
All of the other receivables fall due in less than one year.

Alle übrigen Forderungen haben eine Restlaufzeit von weniger als 1 Jahr.

18. Financial Assets

18. Finanzanlagen

	2003 TEUR	2002 TEUR
Shares in affiliated companies Anteile an verbundenen Unternehmen	389	4.175
Other securities Übrige Wertpapiere	480	561
	869	4.736

Shares in affiliated companies refer to subsidiaries and second-tier subsidiaries that, due to their low level of significance, were not integrated into the consolidated financial statements.

Die Anteile an verbundenen Unternehmen betreffen Tochter- und Enkelgesellschaften, die wegen ihrer geringen Bedeutung nicht in den Konzernabschluss einbezogen werden.

19. Intangible Fixes Assets and Tangible Fixed Assets

With respect to the change in the intangible and tangible fixed assets, we refer to the changes in consolidated fixed assets, where additions arising from the growth of the consolidated entity are reported separately. In particular, the intangible fixed assets refer to purchased software and licenses.
Tangible fixed assets also include leased buildings and machinery that are attributed to the Group as commercial owner because of the underlying lease agreement structure.
The goodwill as of the balance sheet cut-off date refers to the companies specified below.

19. Immaterielle Anlagewerte und Sachanlagen

Zur Veränderung der immateriellen Anlagewerte und Sachanlagen verweisen wir auf die Entwicklung des Konzern-Anlagevermögens. Die Zugänge aus der Erweiterung des Konsolidierungskreises sind dort separat ausgewiesen. Die immateriellen Anlagewerte beinhalten insbesondere gekaufte Software sowie Lizenzen.
Die Sachanlagen enthalten auch gemietete Gebäude und Maschinen, die wegen der Gestaltung der ihnen zugrundeliegenden Leasing-Verträge dem Konzern als wirtschaftlicher Eigentümer zugerechnet werden.

The goodwill is divided into segments.

Firmenwerte zum Bilanzstichtag betreffen folgende Segmente:

	2003 TEUR	2002 TEUR
North America/Nordamerika:	34.060	40.271
Europe/Europa:	41.216	54.364
Kontron Modular Computers Group/Kontron Modular Computers Gruppe	19.582	24.374
Kontron Embedded Computers Group/Kontron Embedded Computers Gruppe	8.655	8.004
Kontron Embedded Modules Group/Kontron Embedded Modules Gruppe	12.979	21.986
Asia/Asien:	8.190	6.032
	83.466	100.667

In 2003 new goodwill was created by the acquisition of Kontron Technology Beijing, ROI Computer, Memotec and by the increase of shares in Kontron Asia and Kontron Embedded Modules Asia Ltd. amounting to TEUR 11,587.

In the second quarter of 2003 there were indications of decline in goodwill value, resulting in a value assessment. This examination resulted in amortizations of goodwill and intangible assets due to acquisitions totaling TEUR 34,700. One of the reasons for the high valuation allowance may be found in the strength of the European currency. European companies, with export shares of around 70%, had to report considerable declines in their margins.

The repeat value assessment of goodwill at the end of 2003 led to the conclusion that no further valuation allowance was necessary.

Using the purchase price accounting method, acquisition costs for the following assets were capitalized along with goodwill when acquisitions were made:

In 2003 entstanden neue Firmenwerte durch Unternehmenserwerbe und unentgeltliche Überlassungen in Höhe von TEUR 13.136.

Im zweiten Quartal 2003 ergaben sich Anzeichen von Wertminderungen. Es wurden daraufhin Werthaltigkeitsuntersuchungen durchgeführt. Im Rahmen dieser Untersuchungen ergaben sich Abschreibungen auf Firmenwerte in Höhe von TEUR 30.337 sowie auf durch Akquisition entstandene immaterielle Vermögenswerte in Höhe von TEUR 5.139. Die Gründe für den hohen Wertberichtigungsbedarf lagen mitunter an der Stärke der europäischen Währung. Die europäischen Gesellschaften, deren Exportanteil bei etwa 70% liegt, mussten erhebliche Margenverluste verzeichnen.

Zum Jahresende 2003 wurde die Werthaltigkeit der Firmenwerte erneut überprüft. Dabei wurde kein weiterer Wertberichtigungsbedarf festgestellt.

Im Zuge des „Purchase price accounting" wurden beim Erwerb bei den Beteiligungen neben dem Firmenwert Anschaffungskosten für folgende Vermögenswerte aktiviert:

2003: **Memotec**	**TEUR**
Orders on hand Auftragsbestand	30
Know-how Know-How, Kundenstamm	51
	81
2003: **ROI Computer**	**TEUR**
Land Grundstücke	114
Building Gebäude	422
	536

In 2003 Memotec's orders on hand and know-how totaling TEUR 72 were amortized irregularly. Land for ROI Computers totaling TEUR 3 was amoritzed regularly. The amortization and the reversal are reported under „Amortization of goodwill" in the income statement.

In 2003 wurde der Auftragsbestand und das Know-How der Memotec in Höhe von TEUR 72 außerplanmäßig abgeschrieben. Das Grundstück der ROI Computers wurde planmäßig in Höhe von TEUR 3 abgeschrieben. Die Abschreibungen und die Auflösung sind in der Gewinn- und Verlustrechnung bei der Firmenwertabschreibung ausgewiesen.

2002: Kontron Embedded Modules GmbH	TEUR
Orders on hand Auftragsbestand	416
Technological know-how Technologie - Know-How	1.337
	1.753

These capitalized intangible fixed assets resulted in regular amortization for 2002 totaling TEUR 261, countered by a reversal of old liabilities due to the name change in the amount of TEUR 800. Due to bad sales forecasts, technology was amortized irregularly in 2003 in its full amount. The orders on hand were amortized regularly. Depreciation, amortization and reversals are reported under „Amortization of goodwill" in the income statement.

Aus diesen aktivierten immateriellen Vermögenswerten resultieren planmäßige Abschreibungen für 2002 in Höhe von TEUR 261. Demgegenüber steht die Auflösung von stillen Lasten aufgrund der durchgeführten Namensänderung von TEUR 800. Im Jahr 2003 wurde die Technologie aufgrund der schlechten Absatzprognosen in voller Höhe außerplanmäßig abgeschrieben. Der Auftragsbestand wurde planmäßig abgeschrieben. Die Abschreibungen und die Auflösung sind in der Gewinn- und Verlustrechnung bei der Firmenwertabschreibung ausgewiesen.

2001: Kontron Canada Inc. (aus der verschmolzenen Kontron Communication Inc.)	TEUR
Orders on hand Auftragsbestand	306
Deferred taxes Latente Steuer	9.991
Technological know-how Technologie – Know-How	3.735
	14.032
Kontron America Inc. (vormals: ICS Advent)	**TEUR**
Production know-how Fertigung – Know-How	1.797
Web site Website	387
	2.184

These capitalized intangible fixed assets resulted in scheduled amortization for 2002 totaling TEUR 546 for Kontron Canada Inc. (formerly Kontron Communications Inc.). In 2003 the orders in hand were amortized regularly. Deferred taxes and technological know-how were amortized irregularly in their full amount.
For Kontron America Inc. (formerly ICS Advent Inc.), scheduled

Aus diesen aktivierten immateriellen Vermögenswerten resultieren planmäßige Abschreibungen für 2002 in Höhe von TEUR 546 bei der Kontron Canada Inc.. In 2003 wurde der Auftragsbestand bei der Kontron Canada Inc. planmäßig abgeschrieben. Die latenten Steuern sowie das Technologie Know-how wurden in voller Höhe außerplanmäßig abgeschrieben.

depreciations totaling TEUR 529 were made for 2002. In 2003, the Web site was depreciated regularly. Production know-how was depreciated irregularly in the total amount of TEUR 500. This depreciation/amortization is reported under „Amortization of goodwill" in the income statement.

Bei der Kontron America Inc. wurden planmäßige Abschreibungen für 2002 in Höhe von TEUR 529 vorgenommen. In 2003 wurde die Website und das Fertigungs-Know-How planmäßig in Höhe von TEUR 260 abgeschrieben. Außerdem wurde auf das Fertigungs-Know-How und auf die Website eine außerplanmäßige Abschreibung in Höhe von TEUR 543 vorgenommen. Die Abschreibungen sind in der Gewinn- und Verlustrechnung bei der Firmenwertabschreibung ausgewiesen.

20. Short-term Liabilities

20. Kurzfristige Verbindlichkeiten

	2003 TEUR	2002 TEUR
Trade payables Verbindlichkeiten aus Lieferungen und Leistungen	18.750	19.163
Bank loans and overdrafts Verbindlichkeiten gegenüber Kreditinstituten		
Overdrafts with an interest rate between 3.2% to 6.65% Kontokorrentkredite mit einer Verzinsung von 3,2% bis 6,65%	6.627	15.520
Short-term component of long-term bank loans Kurzfristiger Anteil an langfristigen Bankdarlehen	1.375	1.238
	8.002	16.758
Short-term component of the financial leasing commitments Kurzfristiger Anteil der Finanzierungsleasing-Verbindlichkeiten	385	460
Payables of affiliated companies Verbindlichkeiten gegenüber verbundenen Unternehmen	8	323
Other liabilities Sonstige Verbindlichkeiten		
Tax liabilities Verbindlichkeiten aus Steuern	925	240
Amounts owed to employees Verbindlichkeiten gegenüber Personal	723	1.047
Residual purchase price for corporate acquisitions Restkaufpreise für Unternehmenskäufe	2.925	4.496
Convertible bond, interest rate 6% Wandelschuldverschreibung, Verzinsung 6%	0	90
Other Übrige	1.463	3.539
	6.036	9.412
	33.181	46.116

One liability amounting to TEUR 17 has a remaining term of more than one year. All of the other short-term liabilities have terms of less than one year.

Eine Verbindlichkeit in Höhe von TEUR 17 hat eine Restlaufzeit über einem Jahr, alle anderen kurzfristigen Verbindlichkeiten haben eine Restlaufzeit von weniger als einem Jahr.

21. Long-term Liabilities — *21. Langfristige Verbindlichkeiten*

	2003 TEUR	2002 TEUR
Bonds (of it convertible): **Anleihen (davon konvertibel):**	28.428 (28.428)	166 (166)
Bank loans and overdrafts **Verbindlichkeiten gegenüber Kreditinstituten**		
Loan with an interest rate of 6.3%, quarterly repayment from 1998 to 2013 Darlehen mit einer Verzinsung von 6,3%, vierteljährliche Tilgung von 1998 bis 2013	2.830	3.127
Loan with an interest rate of 4.915%, monthly repayment from 2002 to 2012 Darlehen mit einer Verzinsung von 4,915%, monatliche Tilgung von 2002 bis 2012	1.729	1.624
Loan with an interest rate of 5.085%, monthly repayment from 2002 to 2009 Darlehen mit einer Verzinsung von 5,085%, monatliche Tilgung von 2002 bis 2009	829	2.243
Loan with an interest rate of 4.25%, monthly repayment from 2001 to 2009 Darlehen mit einer Verzinsung von 4,25%, halbjährliche Tilgung von 2001 bis 2009	2.301	2.684
Loan with an interest rate of 4.45%, half-yearly repayment from 2002 to 2019 Darlehen mit einer Verzinsung von 4,45%, halbjährliche Tilgung von 2002 bis 2019	1.925	2.045
Other loans with an interest rate of between 5.0% and 7.5% Sonstige Darlehen mit Verzinsung zwischen 5,0% und 7,5%	1.314	1.167
Short-term component of long-term bank loans Kurzfristiger Anteil an langfristigen Bankdarlehen	-1.375	-1.238
	9.552	11.652
	37.980	11.818
Capital lease commitments without a component payable in the short term **Capital Lease Verpflichtungen ohne kurzfristig fälligem Anteil**	443	509
	38.423	12.327

Times to maturity for long-term liabilities: — Restlaufzeiten der langfristigen Verbindlichkeiten:

	1 to 5 years **1 bis 5 Jahre** **TEUR**	**31.12.2003 Falling due in more than 5 years** **31.12.2003 Restlaufzeit mehr als 5 Jahre** **TEUR**	**Total** **Gesamt** **TEUR**
Bonds Anleihen	28.428	0	28.428
Bank loans and overdrafts Verbindlichkeiten gegenüber Kreditinstituten	5.178	4.374	9.552
Capital lease commitments without a component payable in the short term Capital Lease Verpflichtungen ohne kurzfristig fälligem Anteil	443	0	443
	34.049	4.374	38.423

The long-term loans and capital lease commitments as of December 31, 2003 shall be paid in annual installments as follows:

Die langfristigen Darlehen und Capital Lease Verpflichtungen zum 31. Dezember 2003 sind mit folgenden Jahresbeträgen zu tilgen:

	Loans/Darlehen TEUR	Capital lease/Capital-Lease TEUR
2005	1.358	223
2006	1.257	177
2007	1.273	43
2008	1.290	0
2009 and later/und später	4.374	0
	9.552	443

Of the total short-term and long-term amounts owed to banks totaling TEUR 8,254, TEUR 7,699 is secured through land charges and mortgages, and TEUR 555 is secured through the pledging of receivables, inventories and other assets.

Von den kurzfristigen und langfristigen Verbindlichkeiten gegenüber Kreditinstituten von zusammen TEUR 17.554 sind TEUR 7.699 durch Grundschulden und Hypotheken sowie TEUR 150 durch Sicherungsabtretungen von Forderungen, Vorräten und anderen Vermögenswerten, sowie TEUR 350 durch Verpfändung von Fondsanteilen für die zukünftige Tilgung von Gebäudedarlehen gesichert.

22. Provisions

22. Rückstellungen

Provisions are structured as follows:

Die Rückstellungen gliedern sich wie folgt:

	2003 TEUR	2002 TEUR
Pension provisions Rückstellungen für Pensionen	259	139
	259	139

Overall there are pension commitments for 108 employees at two companies. Pension provisions are determined by the Projected Unit Credit Method with an interest rate of between 3.0% and 6.0% and a rate of increase between 2.0% and 4.0%.

Pensionszusagen bestehen an insgesamt 108 Mitarbeiter bei zwei Gesellschaften. Die Pensionsrückstellung ist nach der Projected Unit Credit Method mit einem Zinssatz von 3,0 bis 6,0 Prozent und einer Steigerungsrate von 2,0 bis 4,0 Prozent ermittelt.

	2003 TEUR	2002 TEUR
Short term provisions: **Kurzfristige Rückstellungen**		
Tax provisions Steuerrückstellungen	213	109
Other provisions: **Sonstige Rückstellungen:**		
Staff obligations Personalverpflichtungen	4.230	5.059
Warranties Gewährleistungen	2.392	2.835
Conditional sale for accepted inventories Eigentumsvorbehalt für übernommene Warenbestände	1.119	0
Litigation Rechtsstreitigkeiten	922	611
Restructuring costs Restrukturierungskosten	744	0
Invoices not yet received ausstehende Rechnungen	531	100
Legal- and consultation fees Rechts- und Beratungskosten	769	762
Others Übrige	1.724	4.779
	12.431	14.146
	12.644	14.255

23. Shareholders' Equity and Stock Purchases

With approval by the annual shareholders' meeting of JUMPtec Industrial Computer Technics AG on June 19, 2002 and the annual shareholders' meeting of Kontron embedded computers AG on July 3, 2002 the capital stock was increased by means of a consolidation by the amount of TEUR 17,769. Registration of the merger in the Commercial Register was made on August 12, 2002.

Kontron AG purchased 88,087 own shares in the year under review for a total price of TEUR 888. The value of the own shares was reported as inflow into the capital reserve. Furthermore, Kontron AG sold 76,808 own shares in the amount of TEUR 778, which it had purchased in connection with the Memotec acquisition during the previous year. In addition, 86,087 own shares were used to acquire an interest in RT Soft ZAO amounting to TEUR 197. The own share balance of inflow and outflow were depreciated from the capital reserves.

Altogether, Kontron issued 45,654,112 no par value shares on December 31, 2002. Each share represents a stake of EUR 1.0 in the subscribed capital.

23. Eigenkapital und Aktienbezüge

Mit Zustimmung der Hauptversammlung der JUMPtec Industrielle Computertechnik AG am 19. Juni 2002 und der Hauptversammlung der Kontron embedded computers AG am 03. Juli 2002 wurde das Grundkapital der Gesellschaft im Zuge einer Verschmelzung durch Neugründung um TEUR 17.769 EUR auf TEUR 45.654 erhöht. Der bei der Verschmelzung entstehende Mehrbetrag in Höhe von TEUR 24.787 wurde in die Kapitalrücklage eingestellt. Die Eintragung der Verschmelzung in das Handelsregister erfolgte am 12. August 2002.

Die Anzahl der am 31. Dezember 2003 von Kontron ausgegebenen nennwertlosen Aktien war unverändert gegenüber dem Vorjahr und betrug 45.654.112 Stück. Jede Aktie repräsentierte einen Anteil am gezeichneten Kapital in Höhe von EUR 1,0.

Die Kontron AG hat in 2002 86.087 eigene Aktien zum Preis von insgesamt TEUR 888 erworben. Der Wert der eigenen Aktien wurde als Zugang in der Kapitalrücklage gezeigt. Ferner hat die Kontron AG in 2002 76.608 eigene Aktien, welche sie in 2001 im Zusammenhang mit dem Kauf der Memotec erworben hat, für TEUR 776 veräußert. Desweiteren wurden in 2002 86.087 eigene Aktien zum Beteiligungserwerb an der RT Soft ZAO in Höhe von

The Management Board has been authorised by the annual shareholders meeting of June 24, 2003 to acquire Kontron stock up to shares of TEUR 4.565 of the registered capital. The authorisation is valid until December 24, 2004.
The Company acquired in 2003 385.933 Kontron shares at a total price of TEUR 2.216 and sold 150.000 shares at a total price of TEUR 890. The resulting difference amounts to TEUR 1.326 and has been removed from equity.

24. Authorized but unissued capital

Following approval granted by the General Meeting of Shareholders of Kontron AG on June 24, 2003, adjustment of the authorized but issued capital for 2002 and creation of the authorized but unissued capital sums was decided upon. The Company's authorized but unissued capital was composed as follows:
The Company's equity capital is to be increased subject to a contingency by the authorized but unissued capital for 2002/I by up to EUR 875,500.00 (previous figure: EUR 2,270,740.00) by the issuing of up to 875,500 new shares (previous figure: 2,270,740) for an exchange of or option on new stock. The increase in authorized but unissued capital subject to a contingency is only being made to the extent that the exchange of or option on new stock is exercised by the transferring companies or their subsidiaries to whom the new stock had been issued.
As of December 31, 2003, share options and conversion privileges had arisen therefrom, which allowed entitlement to the purchase of a converted number of 479,144 shares (previous year's figure: 535,786) and 165,655 shares (previous year's figure: 281,728).
The Company's equity capital is to be increased subject to a contingency by the authorized but unissued capital for 2002/II by up to EUR 115,000.00 (previous figure: EUR 621,500.00) for conversion privileges or warrants. The increase in authorized but unissued capital subject to a contingency is only being made to the extent that option or conversion rights issued by the transferring company are being exercised.
As of December 31, 2003, no convertible bonds had arisen therefrom (previous year's figure: 256,117 shares at EUR 1.00 each).
The Company's equity capital is to be increased subject to a contingency by the authorized but unissued capital for 2003/I by up to EUR 3,00,000.00 by the issuing of 3,000,000 new shares for exchange or option rights. The increase in authorized but unissued capital subject to a contingency is only being made to the extent that holders of option rights in the 2003 share option program exercise these.
As of December 31, 2003, 1,218,000 share options had arisen therefrom (previous year's figure: 0).
The company's equity capital is to be increased subject to a contingency by the authorized but unissued capital for 2003/II by

TEUR 197 verwendet. Der Saldo der Zu- und Abgänge an eigenen Aktien wurde von der Kapitalrücklage abgesetzt.
Der Vorstand wurde durch die Hauptversammlung vom 24. Juni 2003 zum Erwerb eigener Aktien bis zu einem rechnerischen Anteil am Grundkapital von bis zu TEUR 4.565 ermächtigt. Die Ermächtigung gilt bis 24. Dezember 2004.
Die Gesellschaft hat im Geschäftsjahr 2003 385.933 eigene Aktien zu einem Preis von insgesamt TEUR 2.216 erworben und 150.000 Aktien zu einem Preis von TEUR 890 veräußert. Die resultierende Saldogröße in Höhe von TEUR 1.326 wurde gesondert vom Eigenkapital abgesetzt.

24. Bedingtes Kapital

Mit Zustimmung der Hauptversammlung der Kontron AG vom 24. Juni 2003 wurde die Anpassung der Bedingten Kapitalia 2002 sowie die Schaffung der Bedingten Kapitalia 2003 beschlossen. Das bedingte Kapital der Gesellschaft zum 31. Dezember 2003 setzt sich wie folgt zusammen:
Das Grundkapital der Gesellschaft ist durch das Bedingte Kapital 2002/I um bis zu EUR 875.500,00 (vorher: 2.270.740,00) durch die Ausgabe von bis zu 875.500 (vorher: 2.270.740) neuen Aktien gegen Umtausch- oder Bezugsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, als Umtausch- oder Bezugsrechte auf Aktien, die von den übertragenden Gesellschaften bzw. deren Tochtergesellschaften, an deren Mitarbeiter und Mitglieder der Geschäftsführung ausgegeben worden waren, ausgeübt werden.
Zum 31. Dezember 2003 waren hieraus Aktienoptionen und Wandlungsrechte ausgegeben, die zum Erwerb von umgerechnet 479.144 (Vorjahr: 535.786) bzw. 165.655 (Vorjahr: 281.728) Aktien berechtigten.
Das Grundkapital der Gesellschaft ist durch das Bedingte Kapital 2002/II um bis zu EUR 115.000,00 (vorher: 621.500,00) durch die Ausgabe von bis zu 115.000 (vorher: 621.500) neuen Aktien gegen Wandlungsrechte oder Optionsscheine bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie Options- oder Wandlungsrechte, die von den übertragenden Gesellschaften ausgegeben worden sind, ausgeübt werden.
Zum 31. Dezember 2003 bestanden hieraus keine Wandelschuldverschreibungen (Vorjahr: 256.117 Stück zu je EUR 1,00).
Das Grundkapital der Gesellschaft ist durch das Bedingte Kapital 2003/I um bis zu EUR 3.000.000 durch Ausgabe von bis zu 3.000.000 neuen Aktien gegen Umtausch- oder Bezugsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, als Inhaber von Optionsrechten des Aktienoptionsprogramms 2003 von diesen Gebrauch machen.
Zum 31. Dezember 2003 bestanden hieraus 1.218.000 (Vorjahr: 0) Aktienoptionen.

up to EUR 6,000,000.00 by the issuing of 6,000,000 new shares for conversion or option rights. The increase in authorized but unissued capital subject to a contingency is only being made to the extent that holders or debtees of conversion and/or option rights exercise these or discharge their duties.
As of December 31, 2003, following the issuing of a convertible bond with a total nominal value of EUR 29,104,000.00, a total of 3,400,000 conversion rights were issued, which provided entitlement to the purchase of a total of 3,400,000 shares.

25. Approved capital

Following approval granted by the General Meeting of Shareholders of Kontron AG on June 24, 2003, adjustment of the approved capital sums for 2002 were decided upon. The following approved capital sums were laid down in the articles of incorporation:
The approved capital for 2002/1 allows for up to 357,150 (previous figure: 700,000) new shares to be issued once or twice until April 26, 2007, with the approval of the Supervisory Board, for cash contributions or non-cash capital contributions. These rights may only be exercised insofar as the issuing of the new shares takes place in connection with corporate purchase contract that have been concluded by the transferring company before April 15, 2002.
The approved capital for 2002/II allows for up to 505,200 (previous figure: 1,270,780) new shares to be issued once or twice until April 26, 2007, with the approval of the Supervisory Board, for cash option or conversion rights. These rights may only be exercised insofar as the issuing of the new shares for option or conversion rights takes place following exercising of the option or conversion rights in connection with corporate purchase contract that have been concluded by the transferring company or by its indirect or direct subsidiaries.
The approved capital for 2002/III allows for up to 19,500,000.00 (previous figure: 20,856,00) new shares to be issued once or twice until April 26, 2007, with the approval of the Supervisory Board, for cash contributions or non-cash capital contributions.

26. Information on own Shares

As of December 31, 2003 Kontron holds 235,933 of its own shares, representing a stake of nominal EUR 235,933 or 0.52% in the capital stock.

Das Grundkapital der Gesellschaft ist durch das Bedingte Kapital 2003/II um bis zu EUR 6.000.000 durch Ausgabe von bis zu 6.000.000 neuen Aktien gegen Wandlungs- und/oder Optionsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber bzw. Gläubiger von Wandlungs- und/oder Optionsrechten von ihren Rechten Gebrauch machen bzw. ihre Pflichten erfüllen.
Zum 31. Dezember 2003 waren hieraus - infolge der Ausreichung einer Wandelanleihe mit einem Gesamtnennwert von EUR 29.104.000 - insgesamt 3.400.000 Wandelrechte ausgegeben, die zu einem Erwerb von insgesamt 3.400.000 Aktien berechtigen.

25. Genehmigtes Kapital

Mit Zustimmung der Hauptversammlung der Kontron AG vom 24. Juni 2003 wurde die Anpassung der Genehmigten Kapitalia 2002 beschlossen. In der Satzung wurde nachfolgendes genehmigtes Kapital festgelegt:
Das Genehmigte Kapital 2002/I ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 357.150 (vorher: 700.000) neuen Aktien mit Zustimmung des Aufsichtsrats gegen Bar- oder Sacheinlagen bis zum 26. April 2007. Von der Ermächtigung darf nur Gebrauch gemacht werden, soweit die Ausgabe der neuen Aktien in Zusammenhang mit Unternehmenskaufverträgen steht, die von den übertragenden Gesellschaften bis zum 15. April 2002 abgeschlossen worden sind.
Das Genehmigte Kapital 2002/II ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 505.200 (vorher: 1.270.780) neuen Aktien mit Zustimmung des Aufsichtsrats gegen Options- oder Wandlungsrechte bis zum 26. April 2007. Von der Ermächtigung darf nur Gebrauch gemacht werden soweit die Ausgabe der neuen Aktien für Options- oder Wandlungsrechte nach Ausübung des Options- oder Wandlungsrechts ausgegeben werden, die von den übertragenden Gesellschaften oder von deren mittelbaren oder unmittelbaren Tochtergesellschaften abgeschlossen worden sind.
Das Genehmigte Kapital 2002/III ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 19.500.000 (vorher: 20.856.000) neuen Aktien mit Zustimmung des Aufsichtsrats gegen Bar- oder Sacheinlagen bis zum 26. April 2007.

26. Eigene Anteile

Zum 31.12.2003 hält Kontron 235.933 eigene Aktien, das entspricht einem Anteil von nominal EUR 235.933 des Grundkapitals. Der rechnerische Anteil am Grundkapital beträgt 0,52%.

The development in the holdings of own shares is shown by the following table:

Die Entwicklung des Bestandes der eigenen Aktien gibt folgende Tabelle wider:

	Anzahl in Stück	Entfallender Betrag am Grundkapital in EUR	Entfallender Betrag am Grundkapital in %	Ø Erwerbs- bzw. Veräusserungspreis in EUR
Purchases August Käufe August	117.251	117.251	0,26	4,54
Sales September Verkäufe September	100.000	100.000	0,22	5,80
Purchases October Käufe Oktober	30.000	30.000	0,07	5,95
Purchases November Käufe November	120.452	120.452	0,26	6,34
Purchases December Käufe Dezember	118.230	118.230	0,26	6,24
Sales December Verkäufe Dezember	50.000	50.000	0,11	6,20
Stock 31.12.2003 Bestand 31.12.2003	235.933	235.933	0,52	5,62

Based on approval by the annual shareholders' meeting on June 24, 2003, the company is authorized to purchase own shares in accordance with § 71 Sec.1 No. 8 AktG.

Aufgrund des Beschlusses der Hauptversammlung vom 24. Juni 2003 ist die Gesellschaft ermächtigt, eigene Aktien gemäß §71 Abs.1 Nr.8 AktG zu erwerben.

27. Employee Stock Option plans

27. Mitarbeiterbeteiligungsprogramme

The number of employee option and conversion rights is as follows:

Die Anzahl der an Mitarbeiter ausgegebenen Options- bzw. Wandlungsrechte haben sich wie folgt entwickelt:

	2003 Number in units Anzahl in Stück	2003 Price in EUR Preis in EUR	2002 Number in units Anzahl in Stück	2002 Price in EUR Preis in EUR
Stock at the beginning of the year Bestand am Jahresanfang	817.514	15,58	876.188	20,72
Issued Gewährt	1.218.000	5,42	453.898	10,74
Converted Zugang aufgrund Verschmelzung	-	-	535.786	16,41
Exercised Ausgeübt	-	-	-	-
Lapsed Verfallen	172.715	17,62	1.048.358	18,21
Stock at the end of the year Bestand am Jahresende	1.862.799	8,67	817.514	15,58

Employee convertible bonds

In a resolution passed by the annual shareholders' meeting held on March 9, 2000 and extended on June 8, 2001, the Board of Directors was authorized with the approval of the Supervisory Board to issue interest-bearing, bearer convertible bonds to a total par value of up to EUR 1,800,000 in one or more issues with a term of up to six years by February 28, 2005, and to grant bearers of convertible bonds conversion rights to up to 1,800,000 ordinary shares in the company as defined in more detail in the conversion loan conditions. Convertible bonds may be granted only to members of the Board of Directors or management staff, or employees of Kontron AG and their subsidiaries. As of December 31, 2003, a total of 150,596 convertible bonds (EUR 1.00 each) including convertible rights into 165,655 shares were in existence.

A total of 51,349 units from the program of March 2000 existed as of December 31, 2003. The offering price, subscription price for employees and redemption price at final maturity are 100%. Maturity is set for December 31, 2005, and the interest rate is 6%. The conversion price is EUR 20.39. Lockout periods are agreed upon as follows: two years after issue, max. 25% in 2002 at the earliest, 50% in 2003, 75% in 2004 and 100% in 2005 at the earliest. The par value is redeemed at the time of maturity, unless the conversion option is exercised.

A total of 114,306 units from the program of March 27, 2002 and August 5, 2002 existed as of December 31, 2003. The offering price, subscription price for employees and redemption price at final maturity are 100%. Maturity is set for December 31, 2007, and the interest rate is 6%. Conversion price is 10.74. Lockout periods are agreed upon as follows: two years after issue, max. 25% in 2004 at the earliest, 50% in 2005, 75% in 2006 and 100% at the earliest in 2007. The par value is redeemed at the time of maturity, unless conversion option is exercised.

Stock-based compensation

As of December 31, 2003, 1,862,799 stock options were held as follows:

Board members of Kontron AG	231,000
Managing directors of subsidiaries	66,000
Employees of Kontron AG and subsidiaries	1,400,144

With JUMPtec AG merging into the newly established Kontron AG, JUMPtec AG's stock-based compensation plans were transferred to Kontron AG. These options may be exercised according to particular regulations in the option conditions regarding half of the granted option rights after two years at the earliest and the other half of the granted options after four years at the earliest (waiting period). Furthermore, the option may be exercised only

Mitarbeiterwandelschuldverschreibung

Mit Beschluss der Hauptversammlung vom 9. März 2000 und der Erweiterung vom 8. Juni 2001 wurde der Vorstand ermächtigt, bis zum 28. Februar 2005 mit Zustimmung des Aufsichtsrates einmalig oder mehrmals verzinsliche, auf den Inhaber lautende Wandelschuldverschreibungen im Gesamtnennbetrag von bis zu EUR 1.800.000,00 mit einer Laufzeit von bis zu sechs Jahren zu begeben und den Inhabern von Wandelschuldverschreibungen Wandlungsrechte auf bis zu 1.800.000 Stückaktien der Gesellschaft nach näherer Maßgabe der Wandelanleihebedingungen zu gewähren. Die Wandelschuldverschreibungen dürfen ausschließlich Mitgliedern des Vorstandes oder der Geschäftsführung bzw. Mitarbeitern der Kontron AG und deren Konzerngesellschaften gewährt werden. Zum 31.12.2003 bestanden insgesamt 150.596 Wandelschuldverschreibungen zu je EUR 1,00, die Wandelungsrechte für umgerechnet 165.655 Aktien beinhalten.

Aus dem Programm vom März 2000 bestanden zum 31. Dezember 2003 insgesamt 51.349 Stück. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Laufzeit wurde festgesetzt bis zum 31. Dezember 2005, die Verzinsung beträgt 6%. Der Wandlungspreis beträgt Euro 20,39. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2002 zu max. 25%, in 2003 zu 50%, in 2004 zu 75%, sowie frühestens in 2005 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandlungsrecht nicht ausgeübt wird.

Aus dem Programm vom 27. März 2002 und vom 5. August 2002 bestanden zum 31. Dezember 2003 insgesamt 114.306 Stück. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Laufzeit wurde festgesetzt bis zum 31. Dezember 2007, die Verzinsung beträgt 6%. Der Wandlungspreis beträgt Euro 10,74. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2004 zu max. 25%, in 2005 zu 50%, in 2006 zu 75%, sowie frühestens in 2007 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandlungsrecht nicht ausgeübt wird.

Mitarbeiteraktienoptionen

Zum 31. Dezember 2003 bestanden insgesamt 1.862.799 Aktienoptionen. Diese verteilen sich wie folgt:

Vorstände der Kontron AG	231.000
Geschäftsführer der Tochterunternehmen	66.000
Mitarbeiter der Kontron AG sowie deren Tochterunternehmen	1.400.144

Mit der Verschmelzung zur Neugründung der Kontron AG mit der JUMPtec AG sind die Optionsprogramme der JUMPtec AG auf die Kontron AG übergegangen. Die Ausübung dieser Optionsrechte if the average stock market price of the shares was at least 10 percent above the reference price during the last ten consecutive stock exchange trading days prior to exercise of the option. The exercise value of the individual tranches is between EUR 5.57 and EUR 25.96. The exercise price is a weighted average of EUR 15.36.

Options may not be transferred by the beneficiary; however, such options may be bequeathed. If not exercised, said options expire five years after maturity without substitution.

Upon decision of the Board of Directors of September 8, 2003, and with approval of the Supervisory Board, it was resolved to issue 1,218,000 additional stock options to Board of Directors members, members of the management bodies and the employees of the Kontron Group.

These options may be exercised according to particular regulations in the option conditions regarding half of the granted option rights after two years at the earliest and regarding the other half of the granted options after four years at the earliest (waiting period). The exercise price per stock is EUR 5.42.

Options may not be transferred from the beneficiary; such options, however, may be bequeathed. If not exercised, said options expire five years after maturity without substitution.

Stock-based employee compensation is reported in the balance sheet according to APB 25 ("Accounting for Stock Issued to Employees"). No stock-based employee compensation costs are reported under net earnings according to APB 25, as all options granted under this plan had an exercise price greater than the market value of the underlying common stock on the grant date. Results of an alternative balance sheet reporting according to SFAS 123 ("Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123") are shown in the Appendix. The following figure illustrates the effect of an alternative balance sheet reporting according to SFAS 123 on net earnings and net earnings per share.

As of December 31, 2003, the Company had a stock-based employee compensation plan. The Company accounts for these stock option plans under the principles of Accounting Principles Board ("APB") Opinion No. 25, ("Accounts for Stock Issued to Employees"). No stock-based employee compensation costs are reported under net earnings, as all options granted under this plan had an exercise price greater than the market value of the underlying common stock on the issue date.

The following figure illustrates the effect of stock-based employee compensation plan on annual net earnings and earnings per share if the company would have applied the regulation according to SFAS 123 („Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No.

kann nach näherer Bestimmung in den Optionsbedingungen hinsichtlich der Hälfte der gewährten Optionsrechte frühestens nach Ablauf von zwei Jahren sowie hinsichtlich der weiteren Hälfte der gewährten Optionsrechte frühestens nach Ablauf von vier Jahren ausgeübt werden (Wartefrist). Das Bezugsrecht konnte ferner nur ausgeübt werden, wenn der durchschnittliche Börsenkurs der Aktien innerhalb der letzten zehn aufeinanderfolgenden Börsenhandelstage vor Ausübung des Optionsrecht um mindestens 10% über dem Bezugspreis liegt. Der Ausübungspreis der einzelnen Tranchen liegt dabei zwischen EUR 5,57 und EUR 25,96. Als Ausübungspreis ergibt sich ein gewogenes Mittel von EUR 15,36.

Die Optionsrechte können von den Berechtigten nicht übertragen werden; sie sind jedoch vererblich. Sie verfallen bei Nichtausübung fünf Jahre nach Ablauf der Wartefrist ersatzlos.

Mit Beschluss des Vorstandes vom 03./08. September 2003 und Billigung des Aufsichtsrates wurde die Ausgabe von weiteren insgesamt 1.218.000 Aktienoptionen an Mitglieder des Vorstandes, an Geschäftsleitungsorgane und Mitarbeiter der Kontron Gruppe beschlossen.

Die Ausübung der Optionsrechte kann nach näherer Bestimmung in den Optionsbedingungen hinsichtlich der Hälfte der gewährten Optionsrechte frühestens nach Ablauf von zwei Jahren sowie hinsichtlich der weiteren Hälfte der gewährten Optionsrechte frühestens nach Ablauf von vier Jahren ausgeübt werden (Wartefrist). Der Ausübungspreis pro Aktie beträgt EUR 5,42.

Die Optionsrechte können von den Berechtigten nicht übertragen werden; sie sind jedoch vererblich. Sie verfallen bei Nichtausübung fünf Jahre nach Ablauf der Wartefrist ersatzlos.

Die Bilanzierung der Mitarbeiteroptionen erfolgt nach APB 25 ("Accounting for Stock Issued to Employees"). Da der Ausübungspreis der Optionen im Zeitpunkt der Ausgabe der Optionen über dem aktuellen Marktpreis lag, sind nach APB 25 keine Personalaufwendungen zu erfassen. Die Auswirkungen einer alternativen Bilanzierung nach SFAS 123 (, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123") sind im Anhang angegeben. Die folgende Tabelle zeigt die Auswirkung einer alternativen Bilanzierung nach SFAS 123 auf Konzernjahresüberschuss und Gewinn je Aktie.

Am 31. Dezember 2003 bestand ein Mitarbeiteraktienoptionsprogramm. Die Gesellschaft bilanziert die Aktienoptionen gemäß Accounting Principle Boards (APB) Option 25 („Accounts for Stock Issued to Employees"). Da der Ausübungspreis der Optionen im Zeitpunkt der Ausgabe der Optionen über dem aktuellen Marktpreis lag, sind keine Personalaufwendungen zu erfassen.

Die folgende Tabelle zeigt die Effekte des Mitarbeiterbeteiligungsprogrammes auf den Jahresüberschuss und den Gewinn je Aktie, wenn die Gesellschaft die Regeln nach SFAS 123 („Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123") angewendet hätte.

	2003 TEUR	2002 TEUR
Group net profit (in thousands): **Konzernjahresüberschuß (in Tausend):**	-28.565	669
Deduct: Total stock-based employee compensation expense Determined under fair value based method for all awards, net of tax Abzüglich Personalaufwnad nach Fair-Value-Methode (SFAS 123) unter Berücksichtigung des Steuereffektes	-823	-559
Proforma figures Pro-Forma-Angabe	-29.388	110
Earnings per share: **Ergebnis je Aktie:**		
Earnings per share Ergebnis je Aktie	-0,63	0,02
Proforma earnings per share Pro-Forma Ergebnis je Aktie	-0,64	0,00
Earnings per share (fully diluted) Ergebnis je Aktie (voll verwässert)	-0,63	0,02
Proforma Earnings per share (fully diluted) Pro-Forma Ergebnis je Aktie (voll verwässert)	-0,64	0,00
Number of shares Aktienanzahl	45.654	36.697
Number of shares (fully diluted) Aktienanzahl (voll verwässert)	45.654	36.704

123").

Market values of conversion options were calculated using the Black-Scholes valuation model and amount to between EUR 0.74 and EUR 15.32. The calculation is based on the following assumptions:

Estimated volatility of stock:	48.10% to 81.2%
Risk-free interest rate:	2.42% to 6.6%
Expected duration to exercise:	5 years

Die Marktwerte der Wandlungsoptionen wurden anhand des Black-Scholes Bewertungsmodells berechnet und betragen zwischen EUR 0,74 und EUR 15,32. Der Berechnung liegen folgende Annahmen zugrunde:

Geschätzte Volatilität der Aktie:	48,10% bis 81,2%
Risikoloser Zinssatz:	2,42% bis 6,6%
Erwartete Dauer bis Ausübung:	5 Jahre

➤ Other Notes

28. Earnings per Share

The information published on earnings per share corresponds to the requirements of SFAS 128. According to accounting standard SFAS 128, the provisional earnings per share are determined by dividing the net income for the year by the average number of shares issued in the financial year. The fully diluted earnings per share are calculated using the "treasury stock method".
The following overview shows the EPS calculation for the finan-

➤ Sonstige Erläuterungen

28. Ergebnis je Aktie

Die veröffentlichten Informationen über das Ergebnis je Aktie entsprechen den Anforderungen des SFAS 128. Nach dem Rechnungslegungsstandard SFAS 128 wird das vorläufige Ergebnis je Aktie durch Division des Jahresergebnisses mit der durchschnittlichen Anzahl der im Geschäftsjahr ausgegebenen Aktien ermittelt. Das voll verwässerte Ergebnis je Aktie wird nach der 'Treasury Stock- Methode' berechnet.
In der folgenden Übersicht wird die Ermittlung des Ergebnisses je Aktie für die Geschäftsjahre 2003 und 2002 dargestellt.

	2003 TEUR	2002 TEUR
Ongoing divisions of the company Fortgeführte Unternehmensbereiche		
Earnings before investment earnings, income tax and profit shares of other shareholders Ergebnis vor Finanzergenis, Ertragsteuern und Gewinnanteilen anderer Gesellschafter	-24.535	1.598
Investment earnings Finanzergebnis	-1.274	-6.924
Taxes on income and earnings Steuern vom Einkommen und Ertrag	-3.729	4.051
Earnings before profit shares of other shareholders Ergebnis vor Gewinnanteilen anderer Gesellschafter	-29.538	-1.275
Profit attributable to shares in third party ownership Auf Anteile in Fremdbesitz entfallender Gewinn	973	2.412
Earnings of ongoing divisions of the company Ergebnis der fortgeführten Unternehmensbereiche	-28.565	1.137
Closed divisions of the company Eingestellte Unternehmensbereiche		
Earnings from closure of operations Ergebnis aus Einstellung von Unternehmensbereichen	-	-3.534
Income tax credit Ertragssteuergutschrift	-	602
Earnings from closure of operations Ergebnis aus Einstellung von Unternehmensbereichen	-	-2.932
Earnings before change in accounting method Ergebnis vor Änderung der Bilanzierungsmethode	-	-1.795
Change due to accounting method Änderung aufgrund der Bilanzierungsmethode	-	2.464
Net income for year Jahresüberschuss	-	669

		2003	2002
Earnings per share **Ergebnis je Aktie**			
Ongoing divisions Fortgeführte Unternehmensbereiche	EUR	-0,63	0,03
Closed divisions Eingestellte Unternehmensbereiche	EUR	-	-0,08
Change in accounting method Änderung der Bilanzierungsmethode	EUR	-	0,07
Total earnings per share Ergebnis je Aktie gesamt	EUR	-0,63	0,02
Average number of shares issued Durchschnittliche Anzahl der ausgegebenen Aktien	TSD	46.654	36.697
Earnings per share - with dilution **Ergebnis je Aktie - mit Verwässerung**			
Ongoing divisions Fortgeführte Unternehmensbereiche	EUR	-0,63	0,03
Closed divisions Eingestellte Unternehmensbereiche	EUR	-	-0,08
Change in accounting method Änderung der Bilanzierungsmethode	EUR	-	0,07
Total earnings per share (diluted) Ergebnis je Aktie gesamt (verwässert)	EUR	-0,63	0,02
Average number of shares issued (diluted) Durchschnittliche Anzahl der ausgegebnen Aktien (verwässert)	TSD	46.654	36.704

cial years 2003 and 2002.

In calculating the number of diluted shares for 2002, 562,143 convertible bonds were not included due to their anti-dilution effect.

29. Group cash flow Account

Bei der Berechnung der Anzahl der verwässerten Aktien für 2002 wurden 562.143 Wandelschuldverschreibungen wegen ihres Anti-Verwässerungseffekts nicht mit einbezogen.

29. Konzern Cash Flow Rechnung

Folgende Auszahlungen sind im Cash - Flow aus der laufender Geschäftstätigkeit enthalten:

	2003 TEUR	2002 TEUR
Interest paid Gezahlte Zinsen	1.784	3.484
Taxes paid Gezahlte Steuern	496	1.602

The cash flow contains the following payments from current business operations:

In der folgenden Tabelle sind die wesentlichen Firmenakquisitionen im Jahr 2003 dargestellt.

	ROI TEUR	RTSoft TEUR	KAP TEUR	Memotec TEUR	subsequent AK for companies acquired nachträgliche AK für im Vorjahr erworbene Gesellschaft TEUR	Total Gesamt TEUR
Market value of assets acquired Marktwert der erworbenen Vermögenswerte	5.482	0	1.244	1.688	0	8.414
Goodwill Firmenwerte	631	0	998	8.878	1.022	11.529
Market value of liabilities assumed Marktwert der übernommenen Verbindlichkeiten	-1.693	0	-875	-10.426	0	-12.994
Set off against receivables Im Folgejahr gezahlter Kaufpreis	-2.924	3.430	0	0	703	1.209
	1.496	3.430	1.367	140	1.725	8.158
Liquid assets assumed Übernommene liquide Mittel (abzgl. verauslagter Anschaffungsnebenkosten)	0	0	15	0	0	15
Net cash funds used for acquisitions Für die Akquisitionen aufgewendete Netto-Barmittel	1.496	3.430	1.352	140	1.725	8.143

The following table shows the main company acquisitions in 2003.
The calculation of the net cash funds used for the acquisitions is made at the rate on the day of reference at the particular time of acquisition.

30. Legal Disputes

The Group has various legal disputes pending as a result of current operations. The Board of Directors does not expect that the outcome of these legal disputes will have a material effect on the financial and earnings position of the company.
In the course of the merger with JUMPtec Industrielle Computertechnik AG, Deggendorf, the conversion ratio of JUMPtec shares was set at 7 JUMPtec shares for 5 Kontron shares as well as an additional cash payment of 1.7 cents per share. Six shareholders of the former JUMPtec have sued Kontron for an increase in this additional payment. The arbitration case commenced in June 2003, and the next hearing is likely to be held at the end of 2004.
Vario Systems acted as contract manufacturer for Kontron Modular Computers GmbH until mid-2002. Production was relocated for synergistic reasons. Vario System has sued Kontron Modular Computers GmbH for acceptance of further production services amounting to EUR 1,000,000.

Die Berechnung der für die Akquisitionen aufgewendeten Netto-Barmittel erfolgt zum jeweiligen Erwerbszeitpunkt mit dem Stichtagskurs.

30. Rechtsstreitigkeiten

Im Konzern sind im Rahmen der laufenden Geschäftstätigkeit verschiedene Rechtsstreitigkeiten anhängig. Der Vorstand geht nicht davon aus, dass der Ausgang dieser rechtlichen Streitigkeiten materielle Auswirkungen auf die Finanz- und Ertragssituation der Gesellschaft haben wird.
In Zuge der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf wurde das Umtauschverhältnis der JUMPtec Aktien mit 7 JUMPtec Aktien zu 5 Kontron Aktien sowie einer Barzuzahlung von 1,7 Cent je Aktie festgelegt. 6 Aktionäre der ehemaligen JUMPtec haben Kontron auf die Erhöhung der Zuzahlung verklagt. Das Spruchstellenverfahren wurde im Juni 2003 gestartet. Die nächste Verhandlung wird voraussichtlich Ende 2004 erfolgen.
Vario Systems war bis Mitte 2002 als Contract Manufacturer für die Kontron Modular Computers GmbH tätig. Die Produktion wurde aus Synergiegründen verlagert. Vario Systems hat die Kontron Modular Computers GmbH auf Abnahme weiterer Produktionsdienstleistungen in Höhe von 1 Mio. EUR verklagt.

31. Events after the Balance Sheet Date

Significant events after the balance sheet date are not known.

32. Contingent Liabilities

As of December 31, 2003 there are absolute guarantees of Kontron AG for liabilities of its subsidiaries amounting to TEUR 6,278 (previous year: TEUR 1,104).

33. Other Financial Obligations

Other financial obligations exist within the scope of operational leasing in the amounts specified in the explanatory notes on rental and lease obligations (Note 10).
There are also long-term financial obligations amounting to TEUR 2,841 (previous year: TEUR 2,902) from inheritable building right contracts and other financial obligations amounting to TEUR 7,794 (previous year: TEUR 1,086).

31. Ereignisse nach dem Bilanzstichtag

Wesentliche Ereignisse nach dem Bilanzstichtag sind nicht bekannt.

32. Haftungsverhältnisse

Zum 31. Dezember 2003 bestanden selbstschuldnerische Bürgschaften der Kontron AG für Verbindlichkeiten von Tochterunternehmen in Höhe von TEUR 6.278 (Vorjahr: TEUR 1.014).

33. Sonstige finanzielle Verpflichtungen

Sonstige finanzielle Verpflichtungen im Rahmen des Operate-Leasing bestehen in der Höhe wie in den Erläuterungen zu Miet- und Leasingverpflichtungen (Anmerkung 10) angegeben sind.
Zudem bestehen langfristige finanzielle Verpflichtungen aus Erbbaurechtsverträgen in Höhe von TEUR 2.841 (Vorjahr: TEUR 2.902) und sonstigen finanziellen Verpflichtungen von TEUR 7.794 (Vorjahr: TEUR 1.086).

34. Überblick über die Konzerngesellschaften

Parent company: Kontron AG, Eching **Mutterunternehmen:** Kontron AG, Eching	**Capital share in %** **Kapitalanteil in %**
Shareholding: **Anteilsbesitz:**	100
Kontron Embedded Computers GmbH Eching	
indirect via/Mittelbar über die Kontron Embedded Computers GmbH	
Kontron UK Ltd. Chichester/GB	100
Kontron Modular Computers GmbH Kaufbeuren/Germany	100
indirect via/Mittelbar über die Kontron Modular Computers GmbH	
Kontron Modular Computers Benelux S.A. Wemmel/Belgien	100
Kontron East Europe Sp. Z.o.o. Warsaw/Poland	97,5
Kontron Applications GmbH Ulm/Germany	100
PEP Modular Computers AG Cham/Schweiz	100
Indirect via/mittelbar über die PEP Modular Computers AG	
Merz spol. S.r.o. Liberec/Czech Republic	70
Kontron Embedded Modules GmbH Deggendorf/Germany	100
indirect via/Mittelbar über die Kontron Embedded Modules GmbH	
Kontron CSS GmbH Kaufbeuren/Germany	100
Kontron Hamburg GmbH Hamburg/Germany	100
Kontron Technology A/S Hørsholm/Denmark	100
Kontron Canada Inc. Montreal/Canada	100
Kontron America Inc. San Diego/USA	100
Kontron Mobile Computing Inc. Eden Prairie/USA	64,64
Taiwan Mycomp Co. Ltd. Taipei/Taiwan	54,8

Parent company: Kontron AG, Eching Mutterunternehmen: Kontron AG, Eching	Capital share in % Kapitalanteil in %
Shareholding: **Anteilsbesitz:**	
Kontron Asia Inc. Taipei/Taiwan	74,87
Kontron Asia Pacific Holding Co. Ltd. Taipei/Taiwan	100
Indirect via/mittelbar über Kontron Asia Pacific Holding Co. Ltd.	
Kontron Embedded Modules Asia Taipei/Taiwan	87,7
Kontron Technology Pacific Asia Co.Ltd., Mauritius	100
Kontron Beijing Technology Co. Ltd., Beijing/China	40,98
Affair OOO Moscow/Russia	100
Indirect via/mittelbar über Affair OOO	
RT Soft ZAO Moscow/Russia	52,51
RT Soft Projekt OOO Moscow/Russia	100
Memotec Inc. Montreal/Canada	100

Nicht mit konsolidiert werden folgende Gesellschaften:

	Share in % Kapitalanteil in %	Local currency Landeswährung (LW)	Equity in local currency Eigenkapital in LW	Net income in local currency Jahresergebnis in LW
Kontron Embedded Computers AB i.L., Täby/Sweden	100	TEUR	0	0
Kontron Elektronik S.A. Madrid/Spain	100	TEUR	136	-699
Kontron Elektronik Asia Pacific Pte. Ltd. Singapore	100	TSGD	0	0
Kontron ECT design s.r.o. Pilsen/Czech Republic	100	TCZK	-51	-52
Jumptec Italia S.r.l. Venegono/Italy	100	TEUR	59	-81
Kontron Modular Computers Korea Co. Ltd. Seoul/Korea	100	TWON	7.010	-27.755
Kontron Australia Pty., Ltd. Australia	90	TAUD	-305	-318

34. Overview of Group Companies

The following companies were not consolidated:

35. Business Transactions with Realted Persons

In January 2002, XTRO Informationssysteme GmbH, Eching was bought by Kontron AG. One member of the Company's Management Board had a 10% shareholding in XTRO Informationssysteme GmbH, Eching. The pro rata purchase price amounted to TEUR 670.

In December 2002, another Management Board member acquired PEP Electronic Systems GmbH for its book value of TEUR 2. In 2003, he sold PEP Electronik Systems GmbH back to Kontron AG for an amount of EUR 10.000. Kontron also acquired 4% shareholding in RT Soft ZAO, Moscow in December 2002 from this Management Board member. The purchase price amounted to TEUR 196 and was paid with 86,087 shares in Kontron AG.

35. Geschäftsvorfälle mit nahestenden Personen

Im Januar 2002 erwarb die Kontron die XTRO Informationssysteme GmbH, Eching. Ein Vorstandsmitglied der Kontron AG war an der XTRO Informationssysteme GmbH, Eching mit 10% beteiligt. Der anteilige Kaufpreis entsprach TEUR 670.

Ein weiteres Vorstandsmitglied hat von der Kontron die PEP Electronic Systems GmbH im Dezember 2002 zum Kaufpreis von TEUR 2 erworben. Von diesem Vorstandsmitglied hat die Kontron ferner im Dezember 2002 4% der Anteile an RT Soft ZAO, Moskau gekauft. Der Kaufpreis betrug 86.087 Aktien der Kontron AG, die zum damaligen Zeitpunkt einem Wert von TEUR 196 entsprachen.

Im Juni 2002 hat ein Angestellter der Kontron AG 1% der Kontron Asia Co. Ltd. für TEUR 13 erworben. In 2003 hat die Kontron AG diesen Anteil zum gleichen Preis wieder zurückerworben.

Im Jahr 2003 verkaufte ein Vorstandsmitglied die PEP Electronic Systems GmbH an die Kontron AG zurück zu einem Preis von TEUR 10.

In 2003 a member of the Board sold PEP Electronic Systems GmbH to Kontron AG for TEUR 10.
The Managing Director of a subsidiary of Kontron Group personally guaranteed in December 2003 without compensation up to TEUR 1,000 dedicated to certain payment liabilities of the subsidiary.

Die Geschäftsführerin eines Tochterunternehmens der Kontron AG gab im Dezember 2003 unentgeltlich eine persönliche Garantie für bestimmte zukünftige Zahlungsverpflichtungen dieser Gesellschaft bis zu einer Höhe von TEUR 1.000 ab.

36. Aktionäre im Management

	Share Aktien	Share options Aktienoptionen
Supervisory Board Aufsichtsrat		
Helmut Krings	23.999	0
Management Board Vorstand		
Hannes Niederhauser	3.098.192	0
Ulrich Gehrmann	195.000	121.000
Thomas Sparrvik	0	110.000

36. Shareholders on Management

37. Salaries of the Management and Supervisory Boards

37. Vergütung von Vorstand und Aufsichtsrat

Die Gehälter des Aufsichtsrates und des Vorstandes teilen sich wie folgt auf:

	Share variables Gehalt TEUR	Share options Fixgehalt TEUR
Supervisory Board Aufsichtsrat		
Gesamt	0	36
Management Board Vorstand		
Hannes Niederhauser	0	0
Hans Mühlbauer	0	108
Ulrich Gehrmann	55	196
Thomas Sparrvik	50	176
Dr. Rudolf Wieczorek	0	19
Marc Brown	0	186

The salaries of the Management and Supervisory Boards are as follows:
The variable salary is determined on the basis of growth, working capital and EBIT criteria.
The total Management Board remuneration paid by group companies in the financial year 2003 amounted to TEUR 482, of which TEUR 205 was paid to former members (payment for Marc Brown until his withdrawal). The Supervisory Board of Kontron AG, Eching received remuneration of TEUR 49 in the year under review, of which TEUR 23 was paid to former members.

Die Höhe des variablen Gehalts bemisst sich nach Wachstums-, Working-Capital- und EBIT-Kriterien.
Die von Konzernunternehmen im Jahr 2003 gewährten Gesamtbezüge betragen für den Vorstand TEUR 790 davon an ehemalige Mitglieder TEUR 205. Der Aufsichtsrat der Kontron AG, Eching erhielt im Berichtsjahr Bezüge in Höhe von TEUR 36.
Zum 31. Dezember 2003 bestehen keine Vorschüsse oder Kredite an Mitglieder des Vorstandes oder des Aufsichtsrates. Im Berichtsjahr bestanden auch keine Pensionsverpflichtungen gegenüber Mitgliedern der Aufsichtsgremien.

As of December 31, 2003 there are no advance payments or loans to members of the Management Board or the Supervisory Board. In the year under review there were also no pension obligations to members of the supervisory organs. The Company pays convertible bonds for employees and share-based remuneration in terms of stock option plans.

Directors` Dealings

As per § 15a WpHG Kontron AG releases Directors` Dealings. All dates are related to Kontron AG stock WKN 605395 with a nominal value of EUR 1 per share.

Member of the Board Dr. Rudolf Wieczorek
Transaction: Sales in February 2003
Amount: 223.853 pcs.

Member of the Board Ulrich Gehrmann
Transaction: Sales in May 2003
Amount: 16.097 pcs.

38. Shareholder Notification according to § 21 WpHG

The Company received the following notification from shareholders:

Mr. Hannes Niederhauser, Germany, has notified according to § 21 Abs. 1 Abs. 1a WpHG, that as of the first registration of the shares of Kontron AG Eching (August 12, 2002) he has passed the threshold of 5% in voting rights in Kontron AG. At this time he hold 8,47% of the voting rights.

3i Group plc, 91 Waterloo Road, London, SL1 8XP, England, has notified according to §§ 21 Abs. 1 Abs. 1a, 22 WpHG, that as of the first registration of the shares of Kontron AG Eching (August 12, 2002) she has passed the threshold of 5% in voting rights in Kontron AG. At this time she hold 5,82% of the voting rights in Kontron AG. As of 2,91% of the voting rights are allocated to 3i according to § 22 Abs. 1 WpHG.

3i Investments plc 91 Waterloo Road, London, SL1 8XP, England, has notified according to §§ 21 Abs. 1 Abs. 1a, 22 WpHG, that as of the first registration of the shares of Kontron AG Eching (August 12, 2002) she has passed the threshold of 5% in voting rights in Kontron AG. At this time she hold 6,40% of the voting rights in Kontron AG which are all allocated to 3i according to § 22 Abs. 1 Satz 1 Nr. 6 WpHG.

J.P. Morgan Fleming Asset Management (UK) Ltd., London, England, has notified according to § 22, Abs. 1 Nr. 6 WpHG, that as of October 28, 2003 she hold 5,18% of the voting rights in Kontron AG Eching.

Robert Fleming Asset Management Ltd., London, England, has notified according to § 22, Abs. 1 Satz 1 Nr. 6 Satz 2 and 3 WpHG,

Directors' Dealings – Meldepflichtige Wertpapiergeschäfte

Gemäß § 15a WpHG veröffentlicht die Kontron AG meldepflichtige Wertpapiergeschäfte. Alle folgenden Daten beziehen sich auf die Kontron AG Aktie mit der WKN 605395 und dem Nennbetrag von EUR 1 pro nennwertloser Inhaberaktie.

Vorstandsmitglied Dr. Rudolf Wieczorek
Transaktion: Verkauf im Februar 2003
Anzahl: 223.863 Stück

Vorstandsmitglied Ulrich Gehrmann
Transaktion: Verkauf im Mai 2003
Anzahl: 16.097 Stück

38. Angaben gemäß § 160 Abs. 1 AktG

Der Gesellschaft wurden nachfolgende Mitteilungen von Gesellschaftern übermittelt:

Herr Hannes Niederhauser, Deutschland, hat uns gemäß § 21 Abs. 1 Abs. 1a WpHG mitgeteilt, dass er im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG, Eching, d. h. am 12. August 2002 die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat. Ihm standen zu diesem Zeitpunkt 8,47% der Stimmrechte zu.

3i Group plc, 91 Waterloo Road, London, SL1 8XP, England, hat uns gemäß §§ 21 Abs. 1, Abs. 1a, 22 WpHG mitgeteilt, dass sie im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG, Eching, d. h. am 12. August 2002 die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat. Ihr standen zu diesem Zeitpunkt 5,82% der Stimmrechte der Kontron AG zu. Hiervon sind ihr 2,91% der Stimmrechte gemäß § 22 Abs. 1 WpHG zuzurechnen.

3i Investments plc, 91 Waterloo Road, London, SL1 8XP, England, hat uns gemäß §§ 21 Abs. 1, Abs. 1a, 22 WpHG mitgeteilt, dass sie im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG, Eching, d. h. am 12. August 2002 die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat. Ihr standen zu diesem Zeitpunkt 6,40% der Stimmrechte der Kontron AG zu, die ihr allesamt nach § 22 Abs. 1 Satz 1Nr. 6 WpHG zuzurechnen sind.

Die J.P. Morgan Fleming Asset Management (UK) ltd., London, England hat uns gemäß § 22 Abs. 1 Nr. 6 WpHG mitgeteilt, dass ihr am 28.10.2003 5,18 % der Stimmrechte an der Kontron AG, Eching, zustanden.

Die Robert Fleming Asset Management Ltd., London, England hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass ihr am 28.10.2003 5,18 % der Stimmrechte an der Kontron AG, Eching, zustanden.

that as of October 28, 2003 she hold 5,18% of the voting rights in Kontron AG Eching.

J.P. Morgan Fleming Asset Management Holdings Inc., NY, USA, has notified according to § 22, Abs. 1 Satz 1 Nr. 6 Satz 2 and 3 WpHG, that as of October 28, 2003 she hold 5,18% of the voting rights in Kontron AG Eching.

J.P. Morgan Chase & Co., NY, USA, has notified according to § 22, Abs. 1 Satz 1 Nr. 6 Satz 2 and 3 WpHG, that as of October 28, 2003 she hold 5,18% of the voting rights in Kontron AG Eching.

Die J.P. Morgan Fleming Asset Management Holdings Inc., NY, USA hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass ihr am 28.10.2003 5,18 % der Stimmrechte an der Kontron AG, Eching, zustanden.

Die J.P. Morgan Chase & Co., NY, USA hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass ihr am 28.10.2003 5,18 % der Stimmrechte an der Kontron AG, Eching, zugestanden.

39. Organe der Gesellschaft

Management Board: **Vorstand:**	
Hannes Niederhauser Chief Executive Officer/Vorstandsvorsitzender Chief Executive Officer Europe Member of the Supervisory board of/Mitglied des Aufsichtsrates der Kontron Canada Inc., Montreal Taiwan Mycomp Co. Ltd, Taipei Memotec Inc., Montreal	
Hans Mühlbauer Vice Chairman/Stv. Vorstandsvorsitzender Member of the Supervisory Board of/Mitglied des Aufsichtsrates der alpha-x digital AG, München Chairman of the Board of Directors of/Vorsitzender des Board of Directors der Kontron Embedded Modules Asia Ltd., Taipei Kontron Asia Pacific Holding Co., Ltd., Taipei Member of the Board of Directors of/Mitglied des Board of Directors der Kontron Australia Pty., Ltd.	
Dr. Rudolf Wieczorek Chief Technical Officer Member of the Supervisory board of/Mitglied des Aufsichtsrates der Kontron Mobile Computing Inc., Minneapolis Kontron Asia, Taipei Mikron AG, Hallbergmoos Geschäftsführer der Vectron GmbH, Starnberg Member of the Board of Directors of/Mitglied des Board of Directors der Kontron (Beijing) Technology Co., Ltd., Beijing	**until/bis 31.03.2003**
Ulrich Gehrmann Chief Operating Officer Europe Member of of the Supervisory Board of/Mitglied des Aufsichtsrates der Kontron Modular Computers Benelux S.A., Brüssel Kontron East Europe Sp.p.o., Warschau Kontron Modular Computers Korea Co., Ltd., Seoul Kontron Technology A/S, Kopenhagen, Dänemark RTSoft ZAO, Moskau, Russland	
Thomas Sparrvik Chief Operating Officer America Member of the Board of Directors of/Mitglied des Board of Directors der Kontron Mobile Computing Inc., Minneapolis Kontron America Inc., San Diego Kontron Embedded Computers AB, Stockholm Kontron Canada Inc., Montreal	
Marc Brown Chief Officer Product Strategy	**until/bis 23.03.2003**

Supervisory Board: Aufsichtsrat:	
Dipl.-Ing. Helmut Krings Management-Consultant -Chairman/Management-Consultant - Vorsitzender Member of the Supervisory Board of/Mitglied des Aufsichtsrates der abbaXX AG, Stuttgart DNSint.com AG, Fürstenfeldbruck Sun Microsystems GmbH, Kirchheim-Heimstetten	 **until/bis 12.02.2003**
Dr. Jens Neiser Management-Consultant - Vize Chairman/Unternehmensberater - stv. Vorsitzender Vice Chairman of the Supervisory Board of/Stv. Aufsichtsratsvorsitzender der Swyx AG, Dortmund Getmobile AG, München Otop AG, Mainz	
Pierre McMaster Member of the Board of Directors of/Mitglied des Board of Directors der Kontron Mobile Computing Inc., Minneapolis Kontron America Inc., San Diego	

39. Executive bodies of the Company

40. Statement on the Corporate Governance Code

The Board of Directors and Supervisory Board of Kontron AG issued their Declaration of Compliance with the German Corporate Governance Code in accordance with § 161 AktG on December 5, 2002. It was made accessible to shareholders by publication on the company Web site on February 26, 2003.
The Declaration was updated in accordance with the new recom-

40. Erklärung zu Corporate Governance Kodex

Die Entsprechenserklärung zum Corporate Governance Kodex gemäß § 161 AktG wurde vom Vorstand und Aufsichtsrat der Kontron AG am 05. Dezember 2002 abgegeben. Sie wurde am 26. Februar 2003 durch Einstellung auf der Homepage den Aktionären dauerhaft zugänglich gemacht.
Die Entsprechenserklärung wurde gemäß den neuen Empfehlungen des Corporate Governance Kodex aktualisiert und am 25. Dezember 2003 auf der Homepage eingestellt.

Eching, in March/ im März 2004
Kontron AG

Board of Directors/Die Vorstände

Hannes Niederhauser   Hans Mühlbauer

Ulrich Gehrmann   Thomas Sparrvik

➤ IV. Supervisory Board Report
➤ IV. Bericht des Aufsichtsrates

In the financial year 2003, the Supervisory Board and the Management Board held five joint meetings in which they discussed the position of the company, the integration and strategic development of the business segments as well as various individual themes.
At each of these meetings, the Management Board, by means of its management reports and also by means of its monthly reporting activities, provided the Supervisory Board with comprehensive information about the overall business trend and the commercial position of the company and the individual divisions. Particular occurrences which, for reasons of time or schedule, could not be dealt with at the meetings were reported on in writing or by way of telephone conferences.
The Supervisory Board also concerned itself with corporate planning, particularly with regard to the mergers that were carried out in the financial year and the acquisitions and discussed these subject areas with the Management Board. In so far as measures were dependent on the approval of the Supervisory Board, the Supervisory Board approved these measures after examining them in detail.
The Annual Financial Statements for the period ending December 31, 2003, which were drawn up in compliance with the German accounting regulations, were audited by Deloitte & Touche GmbH, Munich, along with the accounting methods and the Management Report. This also applies to the Consolidated Financial Statements, which were drawn up in accordance with the accounting principles that are generally accepted in the United States, and the Consolidated Management Report. The audit by the certified public accountants did not lead to any objections. Deloitte & Touche GmbH granted an unqualified audit certificate to both the Annual Financial Statements and the Consolidated Financial Statements.
These documents and the auditor's audit reports were presented to the Supervisory Board. The Supervisory Board and Management Board discussed them at their joint meeting in the presence of the auditor.
The Supervisory Board concurred with the results of the auditor's audit and, on the basis of its own examination, came to the conclusion that no objections could be raised. The Annual Financial Statements of Kontron AG were approved and thereby adopted.
The Supervisory Board thanks all of the employees of the Kontron Group for their great commitment during a phase of far-reaching internal change in a difficult business environment. These efforts created the basis for a successful financial year and should be continued in the current year.

Im Geschäftsjahr 2003 haben sich Aufsichtsrat und Vorstand gemeinsam in fünf Sitzungen mit der Lage des Unternehmens, der Integration und strategischen Entwicklung der Geschäftsbereiche sowie mit verschiedenen Einzelthemen befaßt.
Der Vorstand hat den Aufsichtsrat in den jeweiligen Sitzungen mit seinen Lageberichten sowie im Rahmen der monatlichen Berichterstattung über die Geschäftsentwicklung und die wirtschaftliche Situation des Unternehmens und der einzelnen Geschäftsbereiche umfassend informiert. Über besondere Vorgänge, die aus terminlichen Gründen nicht bei einer Sitzung behandelt werden konnten, wurde schriftlich oder in Telefonkonferenzen berichtet.
Der Aufsichtsrat hat sich zudem mit der Unternehmensplanung, insbesondere im Hinblick auf die im Berichtsjahr vorgenommenen Verschmelzungen und Akquisitionen, beschäftigt und die Themen mit dem Vorstand erörtert. Soweit Maßnahmen an die Zustimmung des Aufsichtsrates gebunden waren, hat der Aufsichtsrat diesen Maßnahmen nach eingehender Prüfung zugestimmt.
Der nach den deutschen Bilanzierungsvorschriften erstellte Jahresabschluß zum 31. Dezember 2003 ist unter Einbeziehung der Buchführung und des Lageberichts von der Deloitte & Touche GmbH, München, geprüft worden. Dies gilt auch für den nach US-amerikanischen Rechnungslegungsgrundsätzen aufgestellten Konzernabschluß und den Konzernlagebericht. Die Prüfung der Wirtschaftsprüfer hat zu keinen Einwendungen geführt. Die Deloitte & Touche GmbH hat dem Jahresabschluß und dem Konzernabschluß jeweils einen uneingeschränkten Bestätigungsvermerk erteilt.
Diese Unterlagen sowie die Prüfberichte des Abschlußprüfers haben dem Aufsichtsrat vorgelegen. Sie wurden in der gemeinsamen Sitzung von Aufsichtsrat und Vorstand im Beisein des Prüfers erörtert.
Der Aufsichtsrat hat sich dem Ergebnis der Prüfung durch den Abschlußprüfer angeschlossen und als Ergebnis seiner eigenen Prüfung festgestellt, daß Einwendungen nicht zu erheben sind. Der Jahresabschluß der Kontron AG wurde gebilligt und damit festgestellt.
Allen Mitarbeiterinnen und Mitarbeitern der Kontron-Gruppe dankt der Aufsichtsrat für ihr hohes Engagement in einer Phase von umfangreichen internen Veränderungen in einem schwierigen wirtschaftlichen Umfeld. So wurde die Basis für ein erfolgreiches Geschäftsjahr geschaffen, das es im laufenden Jahr fortzusetzen gilt.

Eching, in March/im März 2003
The Supervisory Board/Der Aufsichtsrat

Dipl.-Ing. Helmut Krings
Chairman/Vorsitzender

V. Declaration of compliance by Kontron AG

with the German Corporate Governance Code pursuant to Article 161 of the German Stock Corporation Law [AktG]

V. Entsprechenserklärung der Kontron AG

zum Deutschen Corporate Governance Kodex gemäß § 161 AktG

I. The Management Board and Supervisory Board declare that since their last declaration, the recommendations by the Government Commission on the German Corporate Governance Code (in the version of November 7, 2002) published by the Federal Ministry of Justice in the official section of the electronic version of the Official Gazette of the Federal Republic have been complied with, subject however to the following exceptions.

1. ***With regard to D&O insurance, the Company has currently agreed no self-insured deductible for members of the Supervisory Board.*** *(Code Figure 3. 8)*
Whereas the Company has agreed appropriate self-insured deductibles through the medium of individual contracts with members of the Management Board, no such agreement has currently been entered into with members of the Supervisory Board.
In their preceding declaration of compliance, the Management Board and Supervisory Board of Kontron AG announced that agreement on a self-insured deductible for members of the Supervisory Board was under consideration in conjunction with the new election of Supervisory Board members by the General Meeting in the financial year 2003. However, both bodies are of the opinion that given the low level of the remuneration scheme at Kontron AG, agreement on a self-insured deductible for the Supervisory Board is not currently meaningful.

2. ***The remuneration paid to members of the Management Board does indeed include both fixed and short-term variable components, but does not include variable components with a long-term incentive effect.***
(Code Figure 4.2.3, Sentence 1)
The Management Board and Supervisory Board are of the opinion that the members of the Management Board of Kontron AG do not require remuneration components with a long-term incentive effect, as they already have a substantial stake in Kontron AG through their holdings of shares or options. This guarantees that the Board members are oriented toward the long-term success of Kontron AG. Moreover, the incentive effect is tied to the overall success of the Kontron Group rather than simply being linked to individual remuneration-related performance parameters. The fact that the Board members are themselves shareholders safeguards the synchronization of interests between the management and the remaining stockholders which remuneration components with a long-term incentive effect would otherwise be intended to achieve. There is no further need for any additional incentive effect.

I. Vorstand und Aufsichtsrat erklären, daß seit der letzten Erklärung den vom Bundesministerium der Justiz im amtlichen Teil des elektronischen Bundesanzeigers bekannt gemachten Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex" (Fassung vom 7. November 2002) entsprochen wurde, jedoch mit folgenden Ausnahmen.

1. ***Die Gesellschaft hat derzeit für die Mitglieder des Aufsichtsrats keinen Selbstbehalt bezüglich der D & O- Versicherung vereinbart.*** *(Kodex Ziffer 3. 8)*
Während die Gesellschaft mit den Mitgliedern des Vorstands auf individualvertraglicher Grundlage einen angemessenen Selbstbehalt vereinbart hat, wird eine entsprechende Vereinbarung mit den Mitgliedern des Aufsichtsrats derzeit nicht getroffen.
Vorstand und Aufsichtsrat der Kontron AG haben zwar in der vorhergehenden Entsprechenserklärung angekündigt, daß die Vereinbarung eines Selbstbehalts für die Mitglieder des Aufsichtsrats im Anschluß an die Neuwahl der Mitglieder des Aufsichtsrats durch die Hauptversammlung im Geschäftsjahr 2003 angedacht ist. Beide Gremien sind jedoch der Auffassung, daß die Vereinbarung eines Selbstbehalts für den Aufsichtsrat auf Basis des niedrigen Vergütungsschemas bei der Kontron AG zur Zeit nicht sinnvoll ist.

2. ***Die Vergütung der Vorstandsmitglieder umfaßt bei den Mitgliedern des Vorstands zwar fixe und kurzfristige variable Bestandteile, nicht aber variable Bestandteile mit langfristiger Anreizwirkung.*** *(Kodex Ziffer 4.2.3, Satz 1)*
Vorstand und Aufsichtsrat sind der Auffassung, daß die Mitglieder des Vorstands der Kontron AG keine variablen Vergütungskomponenten mit langfristiger Anreizwirkung benötigen, da sie bereits in beachtlicher Höhe an der Kontron AG als Aktionäre oder Optionsinhaber beteiligt sind. Auf diese Weise ist eine Orientierung am langfristigen Erfolg der Kontron AG gewährleistet. Die Anreizwirkung ist zudem an den Gesamterfolg der Kontron-Gruppe und nicht lediglich an einzelne vergütungsrelevante Erfolgsparameter gebunden. Als Mitaktionäre ist der Interessengleichlauf zwischen der Geschäftsführung und den übrigen Anteilseignern, den Vergütungsbestandteile mit langfristiger Anreizwirkung bewirken sollen, bereits gewährleistet. Einer zusätzlichen Anreizwirkung bedarf es nicht mehr.

3. ***The Supervisory Board of Kontron AG has no committees formed at this time.*** *(Code Figure 5.3.1)*
Even after the new election at the Ordinary General Meeting held on June 24, 2003, the Supervisory Board of Kontron AG continues to be comprised of three members.
Thus even without forming committees, it can be guaranteed that the Supervisory Board members are enthusiastically and competently integrated into the affairs of the Company in a timely manner. The Management Board is supervised intensively on an informed factual basis. Indeed, the formation of committees cannot be viewed as best practice at Kontron AG, as the committees themselves would have to comprise a minimum of three members. For this reason the recommendations contained in Figure 5.2, Sentence 2, Figure 5.3.2 and in part also Figure 5.4.5 have no relevance for Kontron AG.

4. ***The remuneration paid to the Supervisory Board currently provides for no performance-related elements.*** *(Code Figure 5.4.5, Para. 2)*
The Management Board and Supervisory Board are of the opinion that our Company should not establish a performance-related incentive system for Supervisory Board members. The existing remuneration system is better suited to ensuring the independence of the Supervisory Board in the exercise of its supervisory duties. It prevents a unilateral focus on the part of Company management on individual remuneration-related parameters. As a result, in our view the long-term success of the Company is better safeguarded by the existing system.

5. ***Significant and not merely temporary conflicts of interest in the person of a Supervisory Board member do not cause that member's mandate to be terminated provided that the Supervisory Board votes unanimously for a continuation of the said mandate.***
(Code Figure 5.5.3, Sentence 2)
In the view of the Management Board and Supervisory Board of Kontron AG, the Company and its shareholders are adequately protected even in the event of enduring and significant conflicts of interest in the person of individual Supervisory Board members provided that the Supervisory Board has knowledge of the situation, the shareholders are made aware of the relevant conflicts of interest at the General Meeting and the continuation of the said mandate is not in the hands of the Supervisory Board member concerned. In contrast to the compulsory termination of the member's mandate proposed by the Code, the decision-making and preventive powers afforded to the Supervisory Board as a whole by the

3. ***Der Aufsichtsrat der Kontron AG bildet derzeit keine Ausschüsse.*** *(Kodex Ziffer 5.3.1)*
Der Aufsichtsrat der Kontron AG besteht auch nach der in der ordentlichen Hauptversammlung am 24. Juni 2003 erfolgten Neuwahl aus drei Mitgliedern.
Damit ist bei der Kontron AG auch ohne die Bildung von Ausschüssen eine zeitgerechte, engagierte und kompetente Einbindung der Aufsichtsratsmitglieder in die Angelegenheiten der Gesellschaft und eine intensive und auf informierter Tatsachengrundlage stattfindende Überwachung des Vorstands gewährleistet. Eine Bildung von Ausschüssen kann für die Kontron AG zudem nicht als Best Practice angesehen werden, weil auch die Ausschüsse mit mindestens drei Mitgliedern besetzt sein müßten. Aus diesem Grund bleiben auch die Empfehlungen der Ziffer 5.2, Satz 2, der Ziffer 5.3.2 sowie teilweise der Ziffer 5.4.5 ohne Bedeutung für die Kontron AG.

4. ***Die Vergütung des Aufsichtsrats sieht derzeit keine erfolgsorientierte Vergütung vor.*** *(Kodex Ziffer 5.4.5, Absatz 2)*
Vorstand und Aufsichtsrat sind der Ansicht, daß unsere Gesellschaft kein erfolgsorientiertes Anreizsystem für die Mitglieder des Aufsichtsrats schaffen sollte. Das bestehende Vergütungssystem ist besser geeignet die Unabhängigkeit des Aufsichtsrats bei der effektiven Wahrnehmung seiner Überwachungsaufgabe zu gewährleisten. Es verhindert eine einseitige Fokussierung der Unternehmensführung auf einzelne vergütungsrelevante Parameter, so daß der langfristige Erfolg des Unternehmens nach unserer Auffassung mit dem bestehenden System besser gewährleistet ist.

5. ***Wesentliche und nicht nur vorübergehende Interessenkonflikte in der Person eines Aufsichtsratsmitglieds führen dann nicht zur Beendigung des Mandats, wenn der Aufsichtsrat einstimmig für die Fortsetzung des Mandats gestimmt hat.***
(Kodex Ziffer 5.5.3 Satz 2)
Aus Sicht von Vorstand und Aufsichtsrat der Kontron AG besteht ein hinreichender Schutz der Gesellschaft und der Anteilseigner selbst bei dauerhaften und wesentlichen Interessenkonflikten einzelner Aufsichtsratsmitglieder bereits dann, wenn der Aufsichtsrat hiervon Kenntnis hat, die Aktionäre über entsprechende Interessenkonflikte in der Hauptversammlung aufgeklärt werden und die Fortführung des Mandatsverhältnisses nicht in der Hand des betreffenden Aufsichtsratsmitglieds liegt. Im Gegensatz zu der vom Kodex vorgeschlagenen zwingenden Beendigung des Mandatsverhältnisses gestattet die in der Geschäftsordnung des Aufsichtsrats der Kontron AG vorgesehene Entscheidungs- und Abwendungskompetenz des Gesamtaufsichtsrats eine

rules of procedure for the Kontron AG Supervisory Board permit a flexible balance to be drawn between the conflicting interests which takes adequate account of the consequences of a resignation.

II. The Management Board and Supervisory Board further declare that the recommendations of the Government Commission on the German Corporate Governance Code (in the version of May 21, 2003) are being complied with. The exceptions detailed under I.1, I.2, I.3, I.4, I.5. and I.6 continue to apply without change. In addition the Company deviates from the following Code recommendations:

1. ***The fundamentals of the Management Board remuneration system include no statement of the value of share options.*** *(Code Figure 4.2.3, Para. 2, Sentence 2)*
The Management Board and Supervisory Board are of the opinion that a statement of the unit numbers granted is adequate. A statement of the value of options is considered by the Management Board and Supervisory Board to be dispensable.

2. ***Information regarding the remuneration paid to Supervisory Board members is not presented on an individualized basis.*** *(Code Figure 5.4.5, Para. 3)*
The Management Board and Supervisory Board are of the opinion that an individual statement of the emoluments received by individual members of the Supervisory Board offers no discernible advantage. However, consideration is being given to an individualized presentation in the event that the emoluments received by the Supervisory Board as a whole should exceed an overall limit of EUR 50,000 in one financial year.

Eching, December 22, 2003
Management Board and Supervisory Boards
of Kontron AG

flexible, die Folgen eines Rücktritts angemessen berücksichtigende Abwägung der widerstreitenden Interessen.

II. Vorstand und Aufsichtsrat erklären ferner, daß den Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex" (Fassung vom 21. Mai 2003) entsprochen wird. Die Ausnahmen unter I.1, I.2, I.3, I.4, I.5. und I.6 gelten unverändert fort. Darüber hinaus wird von folgenden Empfehlungen des Kodex abgewichen:

1. ***Bei den Grundzügen des Vergütungssystems für den Vorstand werden keine Angaben zum Wert von Aktienoptionen gemacht.*** *(Kodex Ziffer 4.2.3, Absatz 2, Satz 2)*
Vorstand und Aufsichtsrat sind der Ansicht, daß die Angabe der begebenen Stückzahl ausreichend ist. Die Angabe des Wertes der Optionen hält der Vorstand und Aufsichtsrat für entbehrlich.

2. ***Die Angaben der Vergütung der Mitglieder des Aufsichtsrats erfolgt nicht individualisiert.*** *(Kodex Ziffer 5.4.5, Absatz 3)*
Vorstand und Aufsichtsrat sind der Ansicht, daß die individuelle Angabe der Bezüge der einzelnen Mitglieder des Aufsichtsrats keinen erkennbaren Vorteil verspricht. Es ist jedoch angedacht eine Individualisierung dann vorzunehmen, wenn die Summe der Bezüge des Gesamtaufsichtsrats die Grenze von insgesamt EUR 50.000 in einem Geschäftsjahr überschreiten sollte.

Eching, den 22. Dezember 2003
Vorstand und Aufsichtsrat
der Kontron AG

➤ VI. Independent Auditors' Report
➤ VI. Bestätigungsvermerk des Abschlussprüfers

We have audited the consolidated financial statements, comprising the income statement, the balance sheet, the statement of cash flows and the statement of changes in shareholders' equity as well as the notes to the financial statements prepared by the Kontron AG, Eching, for the business year from January 1st to December 31st 2003. The preparation and the content of the consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion whether these consolidated financial statements are in accordance with the Generally Accepted Accounting Principles in the United States of America (US GAAP) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of poss-ible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wir haben den von der Kontron AG, Eching, aufgestellten Konzernabschluss, bestehend aus Gewinn- und Verlustrechnung, Bilanz, Kapitalflussrechnung, Eigenkapitalveränderungsrechnung und Anhang für das Geschäftsjahr vom 1 Januar bis zum 31. Dezember 2003 geprüft. Aufstellung und Inhalt des Konzernabschlusses liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung zu beurteilen, ob der Konzernabschluss den in den Vereinigten Staaten von Amerika allgemein anerkannten Rechnungslegungsgrundsätzen (US GAAP) entspricht.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben in dem Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with the Generally Accepted Accounting Principles in the United States of America (US GAAP).

Our audit, which also extends to the Group management report prepared by the Company's management for the business year from January 1st to December 31st 2003, has not led to any reservations. In our opinion on the whole the Group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Group management report for the business year from January 1st to December 31st 2003 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the Group management report in accordance with German law.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den in den Vereinigten Staaten von Amerika allgemein anerkannten Rechnungslegungsgrundsätzen (US GAAP) ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 die Voraussetzungen für eine Befreiung der Kontron AG, Eching, von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

Munich, March 22, 2004/München, 22. März 2004

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Dr. Seifert)	(Steppan)
Auditor/Wirtschaftsprüfer	Auditor/Wirtschaftsprüfer

➤ Glossar
➤ Glossar

ACPP	Applied Computer Provider Program	Intel embedded computing partner program
Applikation	Software solutions/application programs to fulfil certain functionalities	Software solutions/application programs to fulfil certain functionalities
ATCA	A standard defined by PICMG with the collaboration of Kontron that defines boards/systems especially suited for telecommunication applications	Advanced Telecom Computing Architecture, von der PICMG3 unter Mitwirkung von Kontron definierter Board/System Standard, der besonders für Telekommunikationsanwendungen geeignet ist
Board	Computer board	Computerplatine
Bussystem	System for data transfer (e.g. ISA; PCI; PISA®)	System zum Datenaustausch (z.B. ISA; PCI; PISA®)
Byte	Unit of 8 bits, encodes characters or numbers from 0...255	Einheit von 8 bits, codiert ein Zeichen oder Zahlen von 0 bis 255
CPU	Core element of a computer	Central Processing Unit, zentraler Baustein eines Computers
CPCI (Compact PCI)	Defined standard board format. Defined by PICMG with collaboration of Kontron that uses DIN board format with PCI bus	Von der PICMG unter Mitwirkung von Kontron definierter Boardstandard im Europakartenformat mit PCI-Bus
ECT	Embedded computer technology	Embedded Computer Technologie
ECB	Embedded computer boards, can be integrated into devices	Rechnerplatinen zur Integration von Geräten
Embedded Linux	Open UNIX operating system, especially suitable for embedded applications	Offenes UNIX Betriebssystem, besonders geeignet für Embedded Applikationen
ETX	Standard for CPU modules, defined by Kontron	Von Kontron definierter führender Standard für CPU Module
IPMI	Intelligent Platform Management Interface	Standard für Systemplatform-Management
PICMG	Association of appr. 250 well known manufacturers and users of embedded computer technology, co-founded by Teknor, members are e.g. Compac, IBM, Intel, HP	PCI Industrial Computers Manufacturers Group Assoziation von ca. 250 namhaften ECT Anwendern und Herstellern, von Teknor mitgegründet, Mitglieder sind z. B. Compac, IBM, Intel, HP etc.
Intel® Pentium® M-Prozessor	CPU chip from intel with high performance at low power consumption	Prozessor CPU Chip von Intel, hohe Rechenleistung bei kleinem Stromverbrauch
PCIexpress	New serial interconnect standard, defined by Intel and function compatible to PCI	Neuer serieller Verbindungsstandard, von Intel definiert und kompatibel zu PCI
WindowsXP Embedded	Embedded computer standard by Microsoft	Embedded Computerstandard von Microsoft

➤ Addresses

➤ Adressen

Kontron AG
Oskar-von-Miller-Strasse 1
D-85386 Eching/Munich
investor@kontron.com

Kontron Embedded Computers GmbH
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel.: +49 (0) 8165 77 0
Fax: +49 (0) 8165 77 219
sales@kontron.com

Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
D-94469 Deggendorf
Tel.: +49 (0) 991 370 24 0
Fax: +49 (0) 991 370 24 102
sales-kem@kontron.com

Kontron Modular Computers GmbH
Sudetenstr. 7
D-87600 Kaufbeuren
Tel.: +49 (0) 8341 803 0
Fax: +49 (0) 8341 803 339
sales@kontron.com

Kontron Canada Inc.
616, Curé-Boivin, Boisbriand, Quebec,
Canada, J7G 2A7
Tel.: 001 450 437 5682
Fax: 001 450 437 8053
sales@ca.kontron.com

Kontron Mobile Computing Inc.
7631 Anagram Drive
Eden Prairie, MN 55344
U.S.A.
Tel.: 001 952 974 7000
Fax: 001 952 974 7030
sales@kontronmobile.com

Kontron America Inc.
6260 Sequence Drive
US-CA 92121-4371 San Diego
Tel.: +1 858 677 0877
Fax: +1 858 677 0898
sales@us.kontron.com

Kontron Asia Inc.
6F, No.9, Lane 235, Pao-Chiao Rd., Hsin-Tien
TW-Taipei Hsien 231 Taiwan
Tel.: +88 62 29 10 35 32
Fax: +88 62 29 10 34 82
sales@kontron-asia.com

Kontron China
901, Public Traffic Tower, No. 29,
Lian - Hua Xi - Li, Feng - Tai District,
Beijing, 100073 P. R. China
Tel: +86-10-6396-7194
Fax: +86-10-6396-7195

Kontron Russia
Nikitinskaya str. 3
RU-105037 Moscow
Tel: +7 (095) 742 68 28
Fax: +7 (095) 742 68 29

Sales Office France
Immeuble IENA12
Rue Le Corbusier SILIC 262
FR-94578 RUNGIS CEDEX
Tel.: +33 1 5670 4600
Fax: +33 1 5670 4601

Kontron UK Ltd.
Ben Turner Industrial Estate,
Oving Road
UK-Chichester, West Sussex PO19 4ET
Tel.: +44 1243 523 500
Fax: +44 1243 532 949

Kontron Elektronik S.A.
C/ Gobelas, 21- bajo Drcha
ES-28023 Madrid
Tel.: +34 (0) 9 17 10 21 45
Fax: +34 (0) 9 17 10 21 52

Kontron Technology A/S
Dr. Neergaards Vej 5D
DK-2970 Hørsholm
Tel.: +45 4576 1016
Fax: +45 4576 1017

Kontron Modular Computers s.a.n.v.
Koning Albert 1 - Laan 46
BE-1780 Wemmel
Tel.: +32 (0) 2456 0640
Fax: +32 (0) 2461 0031

Kontron Eastern Europe
ul. Nied'zwiedzia 8b
PL-02-737 Warszawa
Tel.: +48 2 28 53 44 29
Fax: +48 2 28 53 44 62

Sales Office Israel
P.O. Box 6169
IL-46100 Herzlia
Tel.: +972 (0) 9 958 3534
Fax: +972 (0) 9 958 3534

Kontron Australia Pty Ltd.
7 Easton Road
AU-Berowra Hights, NSW 2082
Tel.: +61 2 9456 5477
Fax: +61 2 9456 5488

➤ Impressum

Published 2004 by:	Kontron AG, Eching
Concept and text:	Engel & Zimmermann AG, München
Art Direction & layout:	Werbung & Media Huber, Malching



... always a Jump ahead!

Kontron AG
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel. +49 (0) 8165-770
Fax +49 (0) 8165-77385
Investor Relations: Gaby Moldan
investor@kontron.com
www.kontron.com